SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2013

with Independent Auditor’s Report

on the Financial Statements

(A free translation of the original report in Portuguese as published in Brazil containing Financial Statement prepared in accordance with accounting practices adopted in Brazil)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Financial Statements

December 31, 2013

Table of contents

1
12

Audited financial statements

Balance sheet	15
Statement of profit or loss	17
Statement of comprehensive income	18
Statement of changes in equity	19
Statement of cash flows	20
Statement of added value	21
Notes to the financial statements	22

Outlook	137
Fiscal council’s report on the financial statements	139
Management’s statement on the financial statements	140
Management’s statement on the auditor’s report on the financial statements	141

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Dear Shareholders,

The Management of Gafisa S.A. (“Gafisa” or the “Company”) is proud to submit to your examination this Management Report and the accompanying Financial Statements, and the related Reports of Independent Auditors and Fiscal Council, for the year ended December 31, 2013. All information is reported in millions of Reais and on a consolidated basis, except when otherwise indicated, and in accordance with the accounting practices adopted in Brazil.

MESSAGE FROM MANAGEMENT

The end of 2013 marks the completion of the work on the strategic repositioning devised by the Company in the beginning of 2012. Our goal at that time was clear: we had to reduce our indebtedness and limit the Company’s exposure in non-profitable markets and businesses. This process has positively evolved over the past two years in several fronts, among which is the improvement in margins and focus on cash generation, culminating with the sale of the 70% interest in Alphaville, which brought significant value to Gafisa, contributing to the reduction in the Company’s leverage, and adjusting its capital structure.

In the beginning of 2012 significant changes were made in our strategic positioning, through the implementation of a new structure, segmented by brand, and the appointment of respective executives, besides the redesign of each business operations. Confident that throughout 2012 we had successfully completed the initial phase of our turnaround plan, and that the cash generation was no longer a top priority, we developed a plan for 2013 aimed at achieving a better balance between cash generation, investment, deleverage and profitability, in order to begin a new cycle of sustainable development for the Company.

Gafisa ended 2013 very confident about the operating and financial results achieved over the period. The volume of launches reached R$1.6 billion for the 4Q13, consolidating R$2.9 billion in launches for the year, in line with the disclosed guidance. Sales totaled R$1.3 billion for the 4Q13 and R$2.6 billion for the year, reflecting a healthy market performance. Over 2013, with the reduction in the operational complexity, combined with the strategic consolidation of Gafisa, and the resumption of Tenda’s launches, we noted a gradual evolution of the Company’s margins, the gross margin having reached 31.2% in 2013 while it stood at 24.4% in 2012 before interests.

We should also stress the good cash performance noted in 2013, especially in the second half of the year. The Company reached an operating cash generation of R$667.6 million in 2013 in the operations of Gafisa and Tenda, attaining a free cash generation in the amount of R$97.3 million.

The completion of the Alphaville transaction represented a cash inflow of R$1.5 billion, and had a strong contribution to the profit for the 4Q13, which reached R$921.3 million, ending the year with R$867.4 million. With this event, we could adjust the capital structure of the company, reducing leverage, and arriving at a net debt to equity ratio of 36%.

The funds from the settlement of the Alphaville transaction are being used in the amortization of approximately R$700 million in corporate debt falling due until December 2014. In addition to debt reduction, the funds were used in the distribution to the Company’s shareholders throughout the payment of nearly R$130 million in interest on equity in February, plus R$32 million as additional dividends, payable throughout 2014. We also launched a new share repurchase program in the amount of 32 million shares, ratifying the confidence of Gafisa in the value and future prospects for the Company.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Finally, at the end of 2013 we completed the formulation of our five-year business plan for 2014-2018. In this planning process, we set out the guidelines for the development of our business over the following years, like the expected size of Gafisa and Tenda’s operations, the adequate leverage, profitability guidelines, and mainly our commitment to capital discipline and creating value to shareholder, reflected in our guidance disclosed to the market at the end of 2013.

Gafisa begins 2014 well positioned so that it is able to get benefits from all initiatives implemented in the last two years. The reduction in our operational complexity, the adjustment of our cost and expense structure, the new operating model of Tenda and the consolidation of Gafisa’s strategic positioning, combined with the financial flexibility obtained with the sale of the interest in Alphaville, were important measures in the preparation of the Company for future challenges.

As a consequence, we have announced on February 7, 2014 the beginning of studies on the potential separation of the business units Gafisa and Tenda into two publicly-held and independent companies. In the Company’s evaluation, the separation would be the next step in a grand management plan primarily aimed at improving and reinforcing the capacity of both business units of creating value. The management team that conducted the turnaround process is now prepared to lead Gafisa and Tenda in a profitable and sustainable way, in a moment when these brands are embarking on a new phase in the company’s history.

Finally, I would like to mention that this year GAFISA commemorates its 60th anniversary, a milestone in the Brazilian real estate sector. Its many accomplishments are evidenced in development of over 1,100 real estate ventures, but the most important of all is the intensity, determination and passion that we invest to keep going forward.

Congratulations, Gafisa!

CONSOLIDATED OPERATING AND FINANCIAL PERFORMANCE

In 2013, the total launched by the Company was R$ 2.9 billion, representing a decrease of 2.2% on 2012. The volume launched is in line with the guidance on launches that the Company reported for the year, in the range R$ 2.7 to R$ 3.3 billion.

In 2013, 37 ventures/stages were launched in 11 states. In terms of total sales value, Gafisa accounted for 38% of launches for the year, Tenda for 12% and Alphaville for the remaining 50%.

Contracted sales totaled R$ 2.5 billion in 2013, stable as compared to the R$ 2.6 billion for 2012, sales of launches accounted for 60% of this total, while inventory sales accounted for the remaining 40%. In the end of the period, consolidated inventory at market value increased 9.6%, reaching R$ 3.9 billion, as compared to R$ 3.6 billion in the end of the 3Q13.

The consolidated sales-to-inventory ratio showed a strong expansion, reaching 24.8% for the 4Q13, whereas it stood at 10.6% for the previous quarter. In 2013, the consolidated sale speed reached 38.7%.

Throughout 2013, the Company delivered 13,842 units, within the range of delivery guidance for the year (13,500 – 17,500).

Regarding financial indicators, in 2013 our net sales dropped 11.7% year-on-year, totaling R$ 2.5 billion; whereas the gross profit reported for the period reached R$ 614.1 million, as compared to R$ 528.8 million in 2012, an expansion of 16.1%. The adjusted gross margin increased to 24.8%, as compared to 18.9% reported in the previous year.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Adjusted EBITDA amounted to R$978.9 million for the 4Q13 and R$1.3 billion for 2013, reflecting the contribution of the Alphaville transaction. If we do not consider the result of the Alphaville transaction, the adjusted EBITDA reached R$138.9 million for the 4Q13 and R$430.6 million for the year.

Net income for the 4Q13 reached R$921.3 million, and in 2013 the net income amounted to R$867.4 million. If we do not add the result of the Alphaville transaction, the net income amounted to R$81.3 million for the 4Q13 and R$27.4 million for the year.

Our key indicators of the balance sheet have significantly improved due to the better operating performance of the Company and also because of the contribution to liquidity from the sale of interest in Alphaville. The Gafisa Group ended 2013 with R$2.0 billion in cash, above the R$781.6 million at the end of the 3Q13.

The Company’s total indebtedness was reduced to R$3.1 billion, as compared to R$3.5 billion at the end of the pervious quarter, while net indebtedness dropped to R$ 1.2 billion as of December 31, 2013, as compared to R$2.9 billion for the previous period.

The leverage level, calculated by the net debt-to-equity ratio, dropped to 36.1% in 2013, a strong reduction compared to 126.0% for the 3Q13, and also compared to 89.2% in 2012. Excluding the venture funding, the ratio stands at -26.6% (positive net cash).

2013 was marked by the successful response to important challenges. The operating and financial results for the year reflect the Company’s assertiveness in the implementation of the corrective actions adopted since the beginning of the turnaround process, the maintenance of the Gafisa consolidation strategy in Rio de Janeiro and São Paulo, the reduction in the number of ventures related to the legacy, the resumption of the launches of the Tenda brand according to its new operating model, and also the improvement in the capital structure of the Company by means of the Alphaville transaction, producing the reduction in our indebtedness, thus positioning the Company for a new cycle of sustainable growth and profitability.

Gafisa Segment

Launches for the year totaled R$1.1 billion, a 32.5% decrease year-on-year, with the Gafisa segment accounting for 38% of the consolidated launches for the period.

Contracted sales for the year totaled R$ 961 million, down 39.9% on 2012. Sales of units launched over the year accounted for 60% of total, while sales of inventories accounted for the other 40%. The sale speed stood at 31.4% in 2013.

In 2012, Gafisa delivered 22 ventures/stages and 4,315 units, attaining 102% of the mean of the guidance (3,500 – 5,000) for the year.

The market value of Gafisa inventories, at the end of 2013, accounts for 52% of total inventories, reaching R$2.1 billion.

In 2013 Gafisa reached R$1.6 billion in net sales.

Tenda Segment

The year 2013 marked the resumption of Tenda’s launches. Throughout 2012, Tenda worked to reduce the complexity of its operations and master the fundamentals of its new operating model.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Tenda resumed the launch of new ventures in 2013, reaching R$ 338.8 million in the launches of 8 new developments. In the year that has passed, the brand accounted for 12% of the consolidated launches for 2013.

In view of this new scenario, net contracted sales of Tenda for the year totaled R$490.4 million, as compared to the negative net sales of R$ 74.3 million noted in 2012. It reflected the good sales performance of the ventures launched in 2013, and also Tenda’s assertiveness in the completion of works and consolidation of inventory sales. Sales speed reached for the segment stood at 44% in 2013.

We should also emphasize the strong reduction in the cancellation level noted throughout 2013, among the main factors that contributed to this reduction we could undoubtedly mention the higher efficiency and control achieved by Tenda in the process of passing on sales to financial agents. Noteworthy is that out of the R$ 338.8 million launched in 2013, we recorded sales of R$ 217.4 million, of which R$ 122.0 million were already passed on and the remaining R$ 95.4 million are in the passing on process. It also represents 1,096 units relating to Tenda’s launches for the year, already effectively passed on to financial institutions.

In 2013, Tenda delivered 41 ventures/stages, and 7,027 units, attaining 101% of the mean of the guidance (6,500 – 7,500) on deliveries for the year.

The market value of Tenda inventories totaled R$ 618.4 million at the end of 2013, accounting for 16% of total inventory for the period.

In 2013, Tenda reached R$817.5 million in net sales.

Alphaville Segment

In the segment, launches for 2013 totaled R$ 1.5 billion, an increase by 9% year-on-year, accounting for 50% of consolidated launches for the period.

Net contracted sales for the year totaled R$ 1.0 billion, remaining stable as compared to the result of R$ 1.1 billion recorded in the previous year. Sales speed reached 45.6%.

In 2013, Alphaville delivered 5 ventures/stages and 2,500 units, attaining 59% of the mean of the guidance (3,500 – 5,000) on delivery for the year. The deviation in relation to the estimated guidance is related to delays in obtaining the final documentation for the effective delivery of units.

The market value of Alphaville inventories totaled R$ 1,265 billion at the end of 2013, accounting for 32% of the consolidated inventory for the period.

In 2013 Alphaville reached R$959.2 million in net sales.

People and Management

Gafisa has People as its main asset. Our team is composed of people with unique nature: aligned with the corporate vision, values and culture built throughout 60 years of history. The commitment of Gafisa People to the achievement of results and to respect to customers is the base of the competitive differential of the brand.

We have a professionalized, experienced and vanguard team in the Brazilian real estate sector. Some of the professionals that are in our staff began their careers in the Company, an example of the excellence in the management training program of Gafisa. Nearly 70% of our leaders – Executive Officers, Managers and Coordinators – were trained in house, through talent development programs: Internship, Trainee and International MBA.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

▪  Internship program: we have permanently in our staff about 500 interns who are Civil Engineering undergraduates.

▪  Trainee program: about 20 recent graduates are employed every year. They are trained over a year, period when they are prepared to take on outstanding positions in the Company.

▪  International MBA: recruiting of Brazilian youths graduated in courses abroad and who want to continue their career in Brazil.

The selection, assessment and compensation of our employees are based on the daily exercise of our values. These should be perceived by everybody in day-to-day activities, decision-making, strategic actions and in the relationship with customers, suppliers, investors and community.

The Company’s employee compensation policy, which includes that of members of the Board of Director and Fiscal Council, and Officers (statutory and non-statutory) is in line with the best corporate governance practices. We thus aim at attracting and retaining the best professionals in the market. Compensation is established based on market surveys and is directly related to the alignment of the interests of the executives with those of the Company’s shareholders.

The meritocratic model is based on variable compensation. A significant percentage of total compensation is tied to the fulfillment of corporate results and individual goals. All employees have individual objective goals directly related to the Company’s strategy and our main business indicators.

In the case of Executive Officers and Managers, besides the short-term variable compensation, there is also a portion of long-term incentives (by granting stock options), which enable sharing the risk and results of the Company with its main executives, a characteristic of a policy that is transparent and focused on the fulfillment of long-lasting results.

Occupational safety and accident prevention are priorities. Accordingly, we maintain a continuous program for identification, prevention and mitigation of risks that aims at not only preserving the physical condition of our employees, but also offering basis for a healthier life. For us, investing in safety is ensuring wellness in and out of the work environment. We offer training programs to the fieldwork teams (directly related to works), as well as to outsourced employees, who provide services on our sites.

The Company currently counts on the collaboration of 3,345 employees in the Gafisa, Tenda and Alphaville brands (basis Dec/13).

Research & Development

Gafisa, with the objective of exercising its leading role, has since 2006 an area named Operations and Technology Development (DOT, in Portuguese), mainly focused on the search for technological innovation and process improvements that bring competitive market advantage in the market. In order to approve a development project it is necessary to analyze if the project will:

- Enhance the quality perceived by the customer,

- Reduce the construction period,

- Cut cost.

At present, DOT is composed of ten professionals who also use the resources allocated to all areas of the company in order to implement and provide feedback to development projects. Such structure requires an investment of approximately R$ 1 million per year.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Environmental protection

For each project to be launched there is a different approval dynamics, and several authorizations are required by the proper authorities, including environmental ones, since each municipality follows a specific land use regulation, and in many times their own environmental legislation. In this context, Alphaville has a fundamental role, as it contributes to the regulation of many municipalities that do not require important licenses, raising the standard and getting a closer relationship with such authorities.

At each beginning of the project, a complete research is conducted about the city’s legislation, so that the Company may operate within its own standards, always considering and abiding by the local environmental legislation in the preparation of the Environmental Impact Study.

In order to assure the performance of the commitments assumed in the licensing process and minimize the environmental impacts, Alphaville created in 2008 the environmental management, which is, among other things, responsible for providing advisory on environmental licensing and monitoring construction works, mainly with the engineers in charge.

Giving continuity to the improvement in internal processes, the Company purchased environmental management software and started to store data of all stages of each venture, from licensing from proper authorities to the construction. Information such as hiring, agreements, costs and compliance with conditions are fed to the software. Therefore we created an easily accessible database, which will facilitate the preparation and setting of controls and goals. The objective is to implement over the coming years an Environmental Management System in the Company and, in this process, the employees will be trained to use and maintain (feed with data) this system.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors of Gafisa is the body responsible for making decisions and formulating general guidelines and policies related to the Company’s businesses, including its long-term strategies. In addition, the Board also appoints executive officers and supervises their activities.

The Board of Directors’ decisions are taken by the majority vote of its members. In case of a tie, the Board Chairman, besides his personal vote, must cast the tie-breaking vote.

The Board is formed by nine members, elected at the Annual Shareholders’ Meeting, of which eight (89%) are independent, in compliance with the rules of the Novo Mercado of BM&FBovespa and also of the New York Stock Exchange (NYSE), which is stricter. The fact that the Company has 89% of independent members also meets the NYSE resolution, which sets forth that all listed companies must have a board of directors composed of a majority of independent members, while the BM&FBovespa listing rules establish a minimum of 20% of independent members. The term of office of each member is two years, with reelection permitted, and subject to removal by shareholders at a shareholders’ meeting, as required by the Novo Mercado Rules.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

The following table shows the members of the Board of Directors.

Name	Position	Election Date	Term of Office
Odair Garcia Senra*	Effective Member	05/11/2012	AUG 2014
Nelson Machado	Effective Member	05/11/2012	AUG 2014
Guilherme Affonso Ferreira	Effective Member	05/11/2012	AUG 2014
Maurício Marcellini Pereira	Effective Member	05/11/2012	AUG 2014
Cláudio José Carvalho de Andrade	Effective Member	05/11/2012	AUG 2014
José Écio Pereira da Costa Junior	Effective Member	05/11/2012	AUG 2014
Gerald Dinu Reis	Effective Member	05/11/2012	AUG 2014
Rodolpho Amboss	Effective Member	05/11/2012	AUG 2014
Henri Philippe Reichstul	Effective Member	05/11/2012	AUG 2014

* Odair G. Senra is a member not independent of the board of directors, according to the NYSE rules and the Novo Mercado listing rules.

Fiscal Council

Gafisa’s Bylaws provide for a non-permanent Fiscal Council, the annual shareholders’ meeting being able to establish it and its members, as provided for in the Law. The Fiscal Council, when established, must be composed of three to five members, and an equal number of alternates.

The operation of the Fiscal Council, when established, ends at the first annual shareholders’ meeting after its establishment, and its members can be reelected. The compensation of fiscal council members is set at the shareholders’ meeting that elects them.

At the Annual Shareholders’ Meeting held on April 19, 2013, the Fiscal Council was established for the fourth consecutive term of office, and will operate until the next Annual Shareholders’ Meeting of the Company in 2014.

The Fiscal Council is currently composed of Messrs. Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Luis Fernando Brum de Melo as effective members, and Messrs. Marcello Mascotto Iannalfo and Marcelo Martins Louro, and Ms. Laiza Fabiola Martins de Santa Rosa as alternates.

Board of Executive Officers

Gafisa’s Board of Executive Officers must be composed of a minimum of two and a maximum of eight members, including the CEO, the Financial Officer and the Investor Relations Officer, elected by the Board of Directors for a three-year term of office, their reelection being permitted, as provided for in the Bylaws.

In the current term of office, six members compose the Board of Executive Officers, the legal representative body of the Company and mainly responsible for the management and daily monitoring of the general policies and guidelines formulated at the Annual Shareholders’ Meeting and the Board of Directors.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Name	Position	Date of the last investiture	Term of office
Alceu Duilio Calciolari	CEO	05/25/2012	05/25/2015
Andre Bergstein	CFO and Investor Relations Officer	05/25/2012	05/25/2015
Sandro Rogério da Silva Gamba	Executive Officer of Gafisa	05/25/2012	05/25/2015
Luiz Carlos Siciliano	Operations Executive Officer	05/25/2012	05/25/2015
Fernando Cesar Calamita	Operations Executive Officer	05/25/2012	05/25/2015
Rodrigo Ferreira Coimbra Pádua	Operations Executive Officer	05/25/2012	05/25/2015

Committees

The Board of Directors is supported by the following Committees:

▪  Nominating and Corporate Governance Committee: it has the purpose of considering and periodically reporting on matters related to the size, identification, selection and qualification of the Boards of Directors and of Executive Officers, and the candidates nominated for the Board of Directors and its Committees, as well as preparing and recommending Governance principles applicable to the Company. This Committee is statutory and should be composed of three independent members of the Board of Directors of the Company.

▪  Audit Committee: it is responsible for planning and reviewing the annual and quarterly reports of the Company – which is submitted to the review and final approval of the Board of Directors –, for the involvement of the auditors in the process and put special focus on the legal provisions and accounting standards, ensuring the maintenance of an effective internal controls system. This Committee is statutory and should be composed of three independent members of the Board of Directors of the Company, taking into account that members should have experience in matters related to accounting, audit, finance, taxation and internal controls, and one of the members must have extensive experience in accounting and financial management.

▪  Compensation Committee: it has the duty to evaluate and make recommendations to the members of the Board of Directors regarding the policies on compensation and all forms of bonus to be provided to the Executive Officers and other employees of the Company. This Committee is statutory and should be composed of three independent members of the Board of Directors of the Company.

▪  Ethics Executive Committee: it has the duty to monitor the practices adopted by the entire organization, assuring that they are compatible with the beliefs and values that represent Gafisa and the principles and instructions on conduct provided for in the Code of Ethics. This Committee is composed of the Executive Officers and Managers of the Company, with the duty of providing assistance to the Board of Directors and is overseen by the Audit Committee.

▪  Investment Executive Committee: has the duty to analyze, discuss and recommend land acquisitions and new real estate developments; advise the executive officers during the negotiation of new deals and the structuring of new developments; follow-up the approval of budgets and the cash flow; and, in special cases, participate in the negotiation and structuring of new types of businesses. This Committee is composed of the Company’s Statutory Officers with the duty of providing assistance to the Board of Directors.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

▪  Finance Executive Committee: it operates by evaluating and making recommendations to the members of the Board of Directors regarding risk and financial investments policies of the Company. This Committee is composed of the Company’s Statutory Officers with the duty of providing assistance to the Board of Directors.

The members of each one of these committees can be found on the Investor Relations website of the Company: www.gafisa.com.br/ri.

Dividends, Shareholders’ Rights and Share Data

In order to protect the interest of all of its shareholders equally, the Company establishes, according to the effective legislation and the best governance practices, the following rights to the holders of Gafisa’s shares:

▪  Vote at a Shareholders’ Meeting, either Annual or Extraordinary, and make recommendation and give instructions to the Board of Directors related to decision making;

▪  Receive dividends and share of profit or other distribution related to shares, in proportion to their interests in capital;

▪  Oversee the management of Gafisa, according to the Bylaws, and resign from the Company in the events provided for in the Brazilian Corporate Law; and

▪  Receive at least 100% of the price paid for common share of the controlling block, according to the “Novo Mercado” listing rules, in case of tender offer as a result of the disposal of the Company’s control.

According to the terms of Article 36, Paragraph 2 (b) of the Bylaws, the net income for the year, calculated after the deductions prescribed in the Bylaws and adjusted as provided in Article 202 of the Brazilian Corporate Law, shall have 25% of its balance allocated to the payment of mandatory dividends to all shareholders of the Company.

In view of the result of R$921.3 million determined in the year ended December 31, 2013, the Company’s management is going to propose for approval at the Annual Shareholders’ Meeting the distribution of approximately R$32 million, about R$0.08 per share, in addition to the R$130 million paid as interest on equity on last February 12. This distribution of value allowed our shareholders have a dividend yield at nearly 11.0% in 2013.

CAPITAL MARKETS

The Company, which has diluted capital, continues to be the only Brazilian real estate development company to have its shares traded on the New York Stock Exchange, and has one of the most liquid shares in the real estate sector. In 2013, we reached an average daily trading volume of R$ 10.6 million at BM&FBovespa, in addition to an amount equivalent to approximately R$ 1.9 million at NYSE, totaling R$ 12.5 million in daily average volume.

In 2013, the Bovespa index recorded a drop of 15.5%, and the Company’s shares ended the year at a closing price of R$3. 53 (GFSA3) and US$3.13 (GFA), which represents a drop of 25.0% and 35.2%, respectively, as compared to the closing price in 2012.

Gafisa’s shares are included in the following indexes: IBOV - Bovespa, IBX - Bovespa, IBX50 – Bovespa.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Outlook for 2014

During 2013, we implemented our business plan satisfactorily and had a fourth quarter with strong operating results, with increase in launches and sales. Therefore, we ended the year with figures in line with the guidance established for 2013.

We thus announce our guidance for the following years.

Guidance on Launches (2014E)

Guidance (2014E)
Consolidated Launches	R$2.1 – R$2.5 bi
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7bi
Tenda Launches	R$600 – R$800 m

Leverage Guidance (2014E)

Guidance (2014E)
Consolidated data	55% - 65%

Administrative Expenses Guidance / Volume of Launches

Guidance (2014)
Gafisa	7.5%
Tenda	Not Applicable

Guidance (2015)
Gafisa	7.5%
Tenda	7.0%

In the Company’s understanding, the Return on Invested Capital in three years shall stand between 14% and 16%, both for the Tenda and Gafisa segments.

Guidance of Return on Invested Capital (2014E)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

Independent Auditors

The policy on the Company’s conduct in contracting services unrelated to external audit from our independent auditors is based on principles that preserve the autonomy of the independent auditor.  These internationally accepted principles consist of the following:  (a) an auditor cannot audit its own work; (b) an auditor cannot serve a management function at its client; and (c) an auditor shall not promote the interests of its clients.

According to Article 2 of CVM Instruction No. 381/03, Gafisa informs that KPMG Auditores Independentes, the independent audit firm of the Company and its subsidiaries, did not provide services other than independent audit in 2013.

2013 MANAGEMENT REPORT (A free translation from the original in Portuguese into English)

Statement of the Board of Executive Officers

The Board of Executive Officers states, in accordance with Article 25, paragraph 1, items V and VI, of CVM Instruction 480/2009, that it revised, discussed and agrees with the Financial Statements contained in this Report and the related opinion issued in the Report of Independent Auditors.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, customers, suppliers, partners, shareholders, financial institutions, governmental bodies, regulating authorities and other stakeholders for their support throughout 2013.

(A free translation from the original in Portuguese into English)

Independent Auditor’s Report on the Financial Statements

To shareholders and management of

Gafisa S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gafisa S.A. (Company), identified as Company and Consolidated, respectively, comprising the balance sheet as of December 31, 2013 and the related statement of profit or loss, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, as well as the summary of main accounting practices and other notes to the financial statements.

Management responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, as approved by the  Accounting Pronouncements Committee (CPC), by the Brazilian Securities Commission (CVM) and by the Federal Accounting Council (CFC), and for such internal control as Management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these individual and consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

(A free translation from the original in Portuguese into English)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the individual and consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the individual and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the individual and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the financial statements prepared in accordance with the accounting practices adopted in Brazil

In our opinion, the aforementioned individual (Company) and consolidated financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2013, and of its individual and consolidated financial performance, and its  individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil and approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC)

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil and approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC).

(A free translation from the original in Portuguese into English)

Emphasis of a matter

Guideline OCPC 04 issued by the Accounting Pronouncements Committee

As mentioned in Note 2.1, the individual (Company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil. The consolidated financial statements prepared in accordance with the IFRS applicable to real estate development entities also consider Guideline OCPC 04 issued by the Accounting Pronouncements Committee (CPC). This guideline deals with the recognition of the revenue from this sector and involves matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as described in further details in Note 2.2.2. Our opinion does not contain exception in view of this matter.

Other matters

Statement of added value

We have also examined the individual (Company) and consolidated statements of added value for the year ended December 31, 2013, prepared by management, whose presentation is required by Brazilian corporate law, but is not required under IFRS. These added value statements were included in the previously described audit procedures and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements prepared in accordance with the accounting practices adopted in Brazil taken as a whole.

Audit of corresponding amounts

The corresponding amounts, individual and consolidated, related to the balance sheets as of January 1, 2012 (derived from the financial statements for the year ended December 31, 2011) and December 31, 2012, and the financial statements related to the statement of profit or loss, the statement of comprehensive income, the statement of changes in equity, the cash flows statement and the statement of added value (supplementary information) for the year ended December 31, 2012, presented for comparison purposes, restated herein as a result of the matters described in Note 3.1, were audited by other independent auditors, who issued a report dated February 26, 2014, without any modification.

São Paulo (SP), February 26, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Balance sheet

December 31, 2013

(In thousands of Brazilian Reais)

			Company		Consolidated
	Notes	2013	2012	01/01/2012	2013	2012	01/01/2012
Assets			(restated)			(restated)
Current assets
Cash and cash equivalents	4.1	39,032	95,836	32,226	215,194	587,956	69,548
Short-term investments	4.2	1,241,026	307,704	90,962	1,808,969	979,799	788,803
Trade accounts receivable	5	1,034,833	826,531	1,412,866	1,909,877	2,493,170	3,337,157
Properties for sale	6	780,867	730,869	504,489	1,442,019	1,892,390	1,762,223
Receivables from related parties	22.1	172,316	156,494	118,146	82,547	164,884	317,005
Non-current assets held for sale	8	7,064	14,000	65,969	114,847	139,359	93,188
Derivative financial instruments	21.i.b	183	5,088	4,418	183	9,224	3,847
Prepaid expenses	-	21,440	40,470	41,946	35,188	61,685	68,711
Other accounts receivable	7	15,749	16,259	4,332	71,083	77,573	83,078
Total current assets		3,312,510	2,193,251	2,275,354	5,679,907	6,406,040	6,523,560

Non-current assets
Trade accounts receivable	5	182,069	237,485	169,666	313,791	820,774	797,156
Properties for sale	6	337,265	194,765	405,958	652,395	274,034	701,151
Receivables from related parties	22.1	98,272	80,327	59,066	136,508	115,089	95,208
Derivative financial instruments	21.i.b	-	5,480	-	-	10,443	3,888
Other accounts receivable	7	105,895	119,948	95,869	137,628	163,145	134,654
Deferred income and social contribution tax	20	49,099
		772,600	638,005	730,559	1,240,322	1,383,485	1,732,057

Investments	9	2,679,833	3,538,136	3,609,813	1,120,076	646,812	629,323
Property and equipment	10	12,239	16,908	12,074	36,385	46,145	50,073
Intangible assets	11	46,023	39,847	30,969	106,340	230,087	229,770
		2,738,095	3,594,891	3,652,856	1,262,801	923,044	909,166

Total non-current assets		3,510,695	4,232,896	4,383,415	2,503,123	2,306,529	2,641,223

Total assets		6,823,205	6,426,147	6,658,769	8,183,030	8,712,569	9,164,783

(A free translation from the original in Portuguese into English)

Gafisa S.A.

		Company				Consolidated
	Notes	2013	2012	01/01/2012	2013	2012	01/01/2012
Liabilities			(restated)			(restated)
Current liabilities
Loans and financing	12	376,047	356,781	468,455	590,386	613,973	651,128
Loans and financing – reclassified due to default	12	-	-	253,333	-	-	292,260
Debentures	13	354,271	184,279	140,215	563,832	346,360	303,239
Debentures – reclassified due to default	13	-	-	1,145,961	-	-	1,595,961
Payable for purchase of properties and advances from customers	18	284,366	246,218	232,792	408,374	503,889	561,666
Materials and service suppliers	-	51,415	44,484	54,295	79,342	154,763	130,838
Income and social contribution tax	-	76,112	-	-	90,309	13,561	-
Taxes and contributions	-	39,663	27,919	50,868	126,316	209,017	219,966
Salaries, payroll charges and profit sharing	-	59,330	46,901	26,996	96,187	104,586	73,504
Minimum mandatory dividends	-	150,067	-	-	150,067	6,279	12,439
Provision for legal claims	17	72,119	58,570	34,875	72,119	58,570	34,875
Obligations assumed on the assignment of receivables	14	50,184	70,360	32,567	82,787	134,339	54,825
Payables to venture partners	15	108,742	110,513	139,907	112,886	161,373	219,796
Payables to related parties	22.1	202,175	473,214	198,197	133,678	138,228	234,921
Other payables	16	101,296	90,953	98,773	176,740	196,346	289,831
Total current liabilities		1,925,787	1,710,192	2,877,234	2,683,023	2,641,284	4,675,249

Non-current
Loans and financing	12	873,137	818,973	444,705	1,047,924	1,290,561	595,341
Debentures	13	657,386	989,620	-	857,386	1,389,543	-
Payables for purchase of properties and advances from customers	18	35,729	34,189	53,467	79,975	70,194	146,567
Deferred income and social contribution tax	20	-	63,926	66,801	56,652	85,821	103,253
Provision for legal claims	17	67,480	69,797	73,722	125,809	149,790	134,914
Obligations assumed on the assignment of receivables	14	24,017	62,423	264,342	37,110	155,960	381,254
Payables to venture partners	15	10,794	119,535	200,056	10,794	162,333	253,390
Other payables	16	38,151	22,047	36,489	69,874	81,254	131,239
Total non-current liabilities		1,706,694	2,180,510	1,139,582	2,285,524	3,385,456	1,745,958

Equity
Capital	19.1	2,740,662	2,735,794	2,734,157	2,740,662	2,735,794	2,734,157
Treasury shares	19.1	(73,070)	(1,731)	(1,731)	(73,070)	(1,731)	(1,731)
Capital reserves and reserve for granting stock options		54,383	36,964	18,066	54,383	36,964	18,066
Revenue reserve (accumulated losses)	19.2	468,749	(235,582)	(108,539)	468,749	(235,582)	(108,539)
		3,190,724	2,535,445	2,641,953	3,190,724	2,535,445	2,641,953
Noncontrolling interest		-	-	-	23,759	150,384	101,623
Total equity		3,190,724	2,535,445	2,641,953	3,214,483	2,685,829	2,743,576
Total liabilities and equity		6,823,205	6,426,147	6,658,769	8,183,030	8,712,569	9,164,783

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2013	2012	2013	2012
Continuing operations			(restated)		(restated)
Net operating revenue	23	1,301,152	1,202,980	2,481,211	2,805,086

Operating costs
Real estate development and sales	24	(820,318)	(906,310)	(1,863,766)	(2,276,804)

Gross profit		480,834	296,670	617,445	528,282

Operating (expenses) income
Selling expenses	24	(117,460)	(113,092)	(215,649)	(231,746)
General and administrative expenses	24	(136,720)	(138,855)	(234,023)	(252,208)
Income from equity method investments	9	165,890	(24,249)	7,370	55,603
Remeasurement of investment in associate	9	108,300	-	375,853	-
Depreciation and amortization	10 and 11	(50,309)	(49,194)	(63,014)	(80,238)
Other income (expenses), net	24	(98,073)	(26,441)	(86,111)	(101,015)

Profit (loss) before financial income and expenses and income and social contribution taxes		352,462	(55,161)	401,871	(81,322)

Financial expenses	25	(189,506)	(190,410)	(243,586)	(236,082)
Financial income	25	37,717	18,294	81,083	55,819

Profit (loss) before income and social contribution taxes		200,673	(227,277)	239,368	(261,585)

Current income and social contribution taxes		-	(61)	(23,690)	(17,403)
Deferred income and social contribution taxes		113,025	2,874	20,878	(2,819)

Total income and social contribution taxes	20.i	113,025	2,813	(2,812)	(20,222)

Net profit (loss) from continuing operations		313,698	(224,464)	236,556	(281,807)

Net profit from discontinued operations		553,745	97,421	631,122	204,128

Profit (loss) for the year		867,443	(127,043)	867,678	(77,679)

(-) Profit (loss) attributable to:
Noncontrolling interests		-	-	235	49,364
Owners of Gafisa		867,443	(127,043)	867,443	(127,043)

Weighted average number of shares (in thousands)	28	426,300	432,246

Basic earning (loss) per thousand shares - In Reais (Company)	28	2.0348	(0.2939)
From continuing operations		0.7358	(0.5193)
From discontinued operations		1.2990	0.2254

Diluted earning (loss) per thousand shares - In Reais (Company)	28	2.0226	(0.2939)
From continuing operations		0.7315	(0.5193)
From discontinued operations		1.2911	0.2254

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Statement of comprehensive income

Years ended December 31, 2013 and 2012

 (In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2013	2012	2013	2012
		(restated)		(restated)
Profit (loss) for the year	867,443	(127,043)	867,678	(77,679)

Total comprehensive income, net of taxes	867,443	(127,043)	867,678	(77,679)

Attributable to:
Owners of Gafisa	867,443	(127,043)	867,443	(127,043)
Noncontrolling interests	-	-	235	49,364

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais)

		Attributable to owners
					Revenue reserves
	Notes	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Accumulated losses	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2011 (restated)		2,734,157	(1,731)	18,066	-	-	(108,539)	2,641,953	101,623	2,743,576

Capital increase	19.1	1,637	-	-	-	-	-	1,637	12,436	14,073
Stock option plan	19.3	-	-	18,898	-	-	-	18,898	(1,521)	17,377
Minimum mandatory dividends	-	-	-	-	-	-		-	(11,518)	(11,518)
Loss for the year (restated)	-	-	-	-	-	-	(127,043)	(127,043)	49,364	(77,679)

Balances at December 31, 2012 (restated)		2,735,794	(1,731)	36,964	-	-	(235,582)	2,535,445	150,384	2,685,829

Capital increase	19.1	4,868	-	-	-	-	-	4,868	3,065	7,933
Stock option plan	19.3	-	-	17,419	-	-	-	17,419	2,687	20,106
Acquired treasury shares	19.1		(71,339)	-	-	-	-	(71,339)	(3,556)	(74,895)
Acquisition of non-controlling interests									(120,051)	(120,051)
Profit for the year	-	-	-	-	-	-	867,443	867,443	235	867,678
Allocation:	19.2
Legal reserve		-	-	-	31,593	-	(31,593)	-	-	-
Interest on equity		-	-	-	-	-	(130,192)	(130,192)	-	(130,192)
Declared dividends		-	-	-	-	-	(32,920)	(32,920)	(9,005)	(41,925)
Reserve for investments		-	-	-	-	437,156	(437,156)	-	-	-

Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Cash flow statement

Years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais)

	Company		Consolidated
	2013	2012	2013	2012
Operating activities		(restated)		(restated)
Profit (loss) before income and social contribution tax	200,673	(227,277)	239,368	(261,585)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	50,309	49,194	63,014	80,238
Expenses for stock option plans (Note 19.3)	17,263	18,319	17,419	18,899
Unrealized interests and charges, net	19,047	81,425	28,476	112,071
Warranty provision (Note 16)	(5,258)	3,336	(20,928)	20,633
Provision for legal claims and commitments (Note 17)	63,462	50,956	78,402	94,279
Provision for profit sharing (Note 26 (iii))	35,886	29,433	59,651	47,709
Allowance for doubtful accounts and cancelled contracts (Note 5)	(9,989)	11,444	(27,102)	(39,755)
Provision for realization of non-financial assets:
Properties for sale (Note 6 and 8)	2,381	(28,584)	2,829	(37,620)
Intangible assets (Note 11)	962	11,690	962	11,690
Income from equity method investments (Note 9)	(165,890)	24,249	(7,370)	(55,603)
Remeasurement of investment in associate (Note 9)	(108,300)	-	(375,853)	-
Financial instruments (Note 21)	5,103	(6,150)	5,103	(6,150)
Provision for penalties due to delay in construction works (Note 16)	(2,010)	(3,792)	(21,719)	(13,946)
Write-off of property and equipment, net (Notes 10 and 11)	8,658	6,456	23,708	8,716
Write-off of investments (Note 9)	13,400	13,400	-	-

Decrease/(increase) in operating assets
Trade accounts receivable	(196,927)	242,962	260,557	444,797
Properties for sale and land available for sale	(187,943)	65,366	(189,968)	340,638
Other accounts receivable	110,734	(1,069)	24,659	205,416
Prepaid expenses	19,030	1,477	26,497	5,940

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	39,687	(5,852)	(19,812)	(134,150)
Taxes and contributions	11,744	(22,949)	(31,158)	(29,039)
Materials and service suppliers	6,931	(9,811)	(8,314)	38,568
Salaries, payable charges and profit sharing	(23,457)	(9,527)	(47,517)	(16,627)
Other payables	184,613	(88,323)	198,585	(251,795)
Transactions with related parties	13,812	344,261	37,772	(162,341)
Paid taxes	-	-	(19,609)	(36,113)

Cash and cash equivalents from (used in) operating activities	104,101	550,634	297,652	384,870

Investing activities
Acquisition of 20% in AUSA (Note 8.2)	-	-	(366,662)	-
Sale of controlling interests in AUSA (Note 8.2)	896,077	-	1,254,521	-
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(60,475)	(69,362)	(80,993)	(108,723)
Purchase of short-term investments	(2,927,506)	(1,246,017)	(4,674,281)	(4,141,512)
Redemption of short-term investments	1,994,183	1,029,275	3,681,342	4,114,284
Increase in investments	(41,651)	-	(102,639)	(48,346)
Dividends received (Note 9)	231,177	25,333	342,176	-

Cash from (used in) investing activities	91,805	(260,771)	53,464	(184,297)

Financing activities
Capital increase	4,868	1,637	4,868	1,637
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	(5,089)	6,642
Increase in loans, financing and debentures	888,031	667,115	1,783,183	1,110,844
Payment of loans, financing and debentures - principal	(862,510)	(621,293)	(1,875,270)	(772,991)
Payment of loans, financing and debentures - interest	(133,381)	(230,263)	(259,285)	(243,805)
Assignment of receivables	-	77,812	-	229,051
Payables to venture partners	(110,513)	(100,000)	(112,743)	(149,480)
Loan transactions with related parties	(39,205)	(21,261)	(32,449)	(19,818)
Repurchase of treasury shares (Note 19.1)	-	-	(71,339)	-

Cash and cash equivalents from financing activities	(252,710)	(226,253)	(568,124)	162,080

Net increase/(decrease) in cash and cash equivalents	(56,804)	63,610	(217,008)	362,653

Cash and cash equivalents
At the beginning of the year	95,836	32,226	432,201	69,548
At the end of the year	39,032	95,836	215,193	432,201

Net increase (decrease) in cash and cash equivalents	(56,804)	63,610	(217,008)	362,653

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of added value

Years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais)

	Company		Consolidated

	2013	2012	2013	2012
		(restated)		(restated)

Revenues	1,981,758	1,324,761	3,330,981	3,040,478
Real estate development and sales	1,418,024	1,336,205	2,618,737	2,784,983
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	9,989	(11,444)	81,122	255,495
Profit from discontinued operations	553,745	-	631,122	-
Inputs acquired from third parties (including taxes on purchases)	(886,001)	(813,629)	(1,904,141)	(2,132,154)
Operating costs - Real estate development and sales	(738,665)	(834,468)	(1,706,554)	(2,119,709)
Materials, energy, outsourced labor and other	(147,336)	20,839	(197,587)	(12,445)

Gross value added	1,095,757	511,132	1,426,840	908,325

Depreciation and amortization	(50,308)	(49,194)	(63,014)	(80,238)

Net added value produced (distributed) by the Company	1,045,449	461,938	1,363,826	828,087

Added value received on transfer	311,907	(5,956)	464,306	111,422
Profit of investment stated at fair value	108,300	-	375,873	-
Income from equity method investments	165,890	(24,250)	7,350	55,603
Financial income	37,717	18,294	81,083	55,819

Total added value to be distributed	1,357,356	455,982	1,828,132	939,509

Added value distribution	1,357,356	455,982	1,828,132	939,509
Personnel and payroll charges	171,619	173,367	285,276	352,066
Taxes and contributions	40,946	147,405	264,795	321,309
Interest and rents	277,348	262,252	410,618	393,177
Interest on equity	130,192	-	130,192	-
Dividends	32,920	-	32,920	-
Retained earnings (absorbed losses) attributable to noncontrolling interests	-	-	(235)	(49,364)
Retained earnings (absorbed losses)	704,331	(127,042)	704,566	(77,679)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

Real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On June 7, 2013, the Company disclosed a material fact informing about the signature of a contract for selling the majority interest of 70% it held in Alphaville Urbanismo (“AUSA”) to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, giving continuity to the material fact disclosed on September 10, 2012, related to the analysis of strategic options regarding the AUSA business.

On July 3, 2013, the Company disclosed a material fact informing about the acquisition of the remaining shares of AUSA, corresponding to 20% of its capital stock, through the acquisition by the subsidiary Tenda of the totality of shares of EVP Participações S.A. amounting to R$366,662, giving continuity to the material fact disclosed on June 7, 2013.

On December 9, 2013, the Company disclosed a material fact informing about the completion of the above-mentioned sale transaction. All conditions precedent for the completion of the transaction were met. The transaction was carried out with the sale of an interest of 50% by the Company and 20% by the subsidiary Tenda. As of December 31, 2013, the Company holds a remaining 30% interest in the capital of AUSA. The funds from this transaction totaled R$1,545,183, of which R$1,254,521 through payment from the AE Fund for the acquisition of shares and R$290,662 received by means of dividends distributed by AUSA.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On February 26, 2014, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and has authorized their disclosure.

The individual financial statements, identified as “Company”, were prepared according to the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and are disclosed together with the consolidated financial statements.

The individual financial statements present the evaluation of investments in subsidiaries using the equity method, according to the effective Brazilian legislation. Accordingly, these individual financial statements are not considered to be in compliance with the IFRS, which requires these investments to be evaluated in statements separate from the Company’s at fair value or cost. As there is no difference between the consolidated equity and consolidated profit or loss attributable to the owners of the Company, according to the consolidated information prepared under the IFRS and the accounting practices adopted in Brazil, and the equity and the profit or loss of the Company according the individual information prepared following the accounting practices adopted in Brazil, the Company opted for presenting this individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

The presentation of the Statement of Added Value (DVA), individual and consolidated, is required by Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies. IFRS does not require the presentation of this statement. Consequently, under IFRS this statement is presented as additional information, without causing harm to the financial statements as a whole.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all of its debt covenants at the date of issue of these Financial Statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.   Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the capacity of interfering in these returns because of the power that it exerts over the entity. The subsidiaries are fully consolidated from the date when the control is transferred to the Company. The consolidation is interrupted from the date when the Company ceases to have control. As of December 31, 2013 and 2012, the Consolidated Financial Statements include the full consolidation of the following companies, respectively:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

2.1.1.   Consolidated financial statements --Continued

	Interest %
	2013	2012

Gafisa (*)	100	100
Construtora Tenda and subsidiaries (Tenda) (*)	100	100
Alphaville Urbanismo and subsidiaries (AUSA) (*) (a)	-	80

(*)   Does not include jointly-controlled investees, which as of January 1st, 2013 are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2) (See Note 3).

(a) According to Note 1, the Company sold its controlling interests in AUSA. According to CPC 31 – Non-current Asset Held for Sale and Discontinued Operation, for purposes of comparability, the information in the statements of profit or loss as of December 31, 2012 were restated and the profit from discontinued operations is presented at a sole amount, retrospectively, in the heading “Net profit from discontinued operations”. The comparative information of balance sheets was not restated, in line with CPC 31.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

(i)  Cease of control

As defined in paragraph 25 of CPC 36 (R3) – Consolidated Statements, in the event of cease of control, the Company:

•      Derecognizes (write-off):

(i)  The assets (including any goodwill) and liabilities of the subsidiary at the carrying value on the date control ceases; and

(ii) The carrying value of any noncontrolling interests in the former subsidiary on the date control ceases (including any components of other comprehensive income attributed to them).

•      Recognizes:

(i)  The fair value of the consideration received, if any, arising from the transaction, event or circumstances that resulted in the cease of control;

(ii) Any investment retained in the former subsidiary, at its fair value, on the date control ceases.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

2.1.2.   Functional and presentation currency

The individual (Company) and consolidated financial statements are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

2.1.3.   Presentation of segment information

The information per operating segments is presented consistently with the internal report provided to the main decision makers of operational matters, represented by the Board of Executive Officers and the Statutory Board, who are responsible for allocating funds, assessing the performance of operating segments and making strategic decisions.

2.2.    Summary of significant accounting policies

2.2.1.   Accounting judgments, estimates and assumptions

The accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations regarding future events, considered reasonable under the circumstances.

(i)    Judgments

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the financial statements reporting date. Assets and liabilities subject to estimates and assumptions include the useful life of property and equipment, allowance for doubtful accounts and cancelled contracts, provision for fines due to delay in construction works, provision for impairment of assets, deferred tax assets, provision for warranty, provision for tax, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)     Impairment of non-financial assets

Management reviews annually and/or when a specific event occurs the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision is recognized by adjusting the carrying amount to the recoverable amount. These impairment losses are recorded in the statement of profit or loss when found. A test for impairment of intangible assets with indefinite useful lives and goodwill for expected future return is performed at least annually or when circumstances indicate a decrease in the carrying amount.

The carrying amount of an asset or of a certain cash-generating unit is defined as the highest between the value in use and the net sales value.

Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and to the growth rate used for purposes of extrapolation.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

a)     Impairment of non-financial assets --Continued

The value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between the knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

b)     Inventory of properties for sale

Properties for sale are stated at construction cost, which cannot exceed its net realizable value. In the case of real estate under construction, the portion in inventory corresponds to the cost incurred for units that have not yet been sold.

The cost of properties for sale includes expenditures incurred in the acquisition of the land and in construction (including foundation, structure, finishing and the respective costs of construction materials), costs of own and outsourced labor, and financial costs directly related to the ventures.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

b)     Inventories of properties for sale --Continued

Land can be acquired in cash, in installments, bartered for units of a building to be constructed, bartered for units that are completed or in construction of other ventures, or bartered for receivables from future sales of ventures. The cost of land related to bartered units is formed by the estimated sale price in cash, this fair value being recorded as a contra-entry to the advances from customers-barter.

The interests of loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities which funds are used to finance the construction and acquisition of land are capitalized over the development and construction stage, and appropriated to statement of profit or loss in the proportion to the units sold.

The Company adopts the policy of annually conducting tests on the units in construction and completed units, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

b)     Inventory of properties for sale --Continued

The classification of land into current or non-current assets is carried out by the Management based on the expectation about the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

c)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.3.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

d)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 17). The assessment of the probability of a loss includes the evaluation of the available evidence, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable statute of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

e)    Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

f)     Estimated cost of construction

Estimated costs, mainly comprising the incurred and future costs for completing the construction projects, are regularly reviewed, according to the construction progress, and adjustments arising from reviews are made to the statement of profit or loss of the Company. The effects of such estimate reviews affects the statement of profit or loss, according to the Technical Pronouncement CPC 23 - Accounting Practices, Changes in Accounting Estimates and Errors.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.   Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

g)    Taxes

There are uncertainties in relation to the interpretation of complex tax rules and to the value and timing of future taxable income. The Company and its subsidiaries are subject in the ordinary course of their businesses to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters. Depending on the subject of the investigations, legal claims or administrative proceedings that are filed against the Company and its subsidiaries, we could be adversely affected, regardless of the respective final outcome.

h)    Realization of deferred income tax

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and based on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.   Recognition of revenue and expenses

(i)    Real estate development and sales

Revenues, as well as costs directly relating to real estate development units sold and not yet finished, are allocated to profit or loss over the construction period and the following procedures have been adopted:

(a)    For sales of completed units, revenues are recorded when the sale is completed and the transfer of significant risks and benefits has occurred, regardless of the timing of receipts from the customer.

(b)    For the sales of units under construction, the following applies:

•  The incurred cost (including cost of land, and other directly related expenditure with inventory production) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.8);

•  Incurred costs of units sold (including land) are measured as a percentage of total estimated cost, and this percentage is applied to the total revenues of the units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in direct proportion to costs;

•   Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either a current or non-current asset in the account “Trade accounts receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.   Recognition of revenues and expenses --Continued

(i)    Real estate development and sales --Continued

•  Interest and inflation-adjustment charges on accounts receivable from the time the units are delivered, as well as the adjustment to present value of account receivable, are included in real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

•  Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•  Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized;

•  Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.   Recognition of revenues and expenses --Continued

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties and are settled with the delivery of apartments or transfer of portions of the revenue from the sale of real estate units. The value of land acquired by the Company and its subsidiaries is calculated based on the fair value of real estate units to be delivered. At the time of acquisition, the fair value of the land is recorded as a component of inventory of properties for sale, with a resulting advances from customers liability. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

(iv)  ICPC 02 - Paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statement of profit or loss, and the advances received in the account “payables for purchase of land and advances from customers”.

2.2.3.   Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly consist of cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts. The book value of financial instruments that are not recognized at fair value through profit or loss is increased by any directly attributable transaction costs.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.   Financial instruments --Continued

After initial recognition, financial instruments are measured as described below:

(i)    Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if held for trading, that is, designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in profit or loss.

In the year ended December 31, 2013, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivative instruments are initially recognized at fair value, and attributable transaction costs are recognized in profit or loss when incurred.

After the initial recognition at fair value, derivatives are measured at fair value and the changes are recognized in the consolidated profit or loss. As of December 31, 2013, the Company had R$183 in the Company’s and consolidated statements (R$10,568 in the Company’s statements and R$19,667 in the consolidated statements in 2012), recorded in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 21. The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.   Financial instruments --Continued

(ii)   Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, borrowings and receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when they are included in the contractual provisions of the instrument.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.

       The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, borrowings and other receivables and derivative financial instruments.

Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is written-off when:

•         The rights to receive cash inflows of the asset expire;

•         The Company transfers its rights to receive cash inflows from the asset or assumes an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a contractual agreement; and (a) the Company substantially transfers the risks and benefits of the asset, or (b) the Company does not substantially transfer or retain all risks and benefits related to the asset, but transfers the control over the asset.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.   Financial instruments --Continued

(ii)   Financial assets --Continued

When the Company has transferred its rights to receive cash inflows of an asset and signed an agreement to pass it on, and has not substantially transferred or retained all risks and benefits related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the original carrying value of the asset, or the highest consideration that may be required from the Company, whichever is the lowest.

(iii)   Financial liabilities at fair value through profit or loss

       Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated at the initial recognition at fair value through profit or loss.

       Financial liabilities are classified into held for trading when they are acquired with the objective of selling them in the short term.

       Loans and financing

       After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.   Financial instruments --Continued

(iii)   Financial liabilities at fair value through profit or loss --Continued

       Derecognition (write-off)

       A financial liability is written-off when the obligation is revoked, cancelled or expires.

       When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly changed, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in the corresponding carrying values being recognized in the statement of profit or loss.

       Financial instrument – net presentation

       Financial assets and liabilities are stated at their net amounts on the balance sheet if, and only if, there is a current and executable legal right to offset the recognized amounts, and if there is the intention of offsetting, or making the simultaneous realization of the asset and settlement of the liability.

(iv)  Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable; except for impairment losses of interests calculated using the effective interest rate method, and the exchange gains or losses on monetary assets that are directly recognized in profit or loss.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.4.   Cash and cash equivalents and short-term investments

Cash and cash equivalents are substantially composed of demand deposits and bank deposit certificates held under resale agreements, denominated in Reais, with high market liquidity and contractual maturities that do not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified into financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, whose fair values approximate their carrying amounts (Note 4.2).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.5.   Trade account receivable

Trade account receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses on realization of accounts receivable that are not secured.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

The balance in current assets is represented by the financial flow of installments receivable in 12 months. The remaining balance is recorded in long term, limited to the amount recorded for the financial progress.

The fair value of the revenue from units sold is stated at present value based on the discount rate whose fundamental assumptions are the average rate of the financing obtained by the Company, net of inflation, between the contract signature date and the estimated date to transfer the completed property’s keys to the buyer (beginning on the date when the keys are transferred, an interest rate of 12% a.p.r. plus inflation is applied to accounts receivable).

The discount rates adopted by the Company and its subsidiaries range from 1.98% to 3.10% for the year ended December 31, 2013 (1.92% in 2012), net of INCC;

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

Subsequently, interest accrues over time and is included in the fair value of the revenue to be appropriated, over which the percentage of completion method will be applied.

In compliance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sale of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and are discounted to present value, since the agreed-upon inflation indexes do not include any interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys. The discount rate adopted is based on fundamental assumptions about the average rate of loans and financing obtained by the Company, net of the inflation effect, as mentioned in Note 2.2.20.

2.2.6.   Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the “Housing loan certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as a charge to accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet. The funds from assignment, when it does not have right of recourse, are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.6.   Mortgage-backed securities (CRIs) and Housing Loan Certificate (CCI)--Continued

In this situation, the cost of the transaction is recorded in “financial expenses” in the statement of profit or loss for the year in which the the transfer is made.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure disposed receivables, are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value. As of December 31, 2013 and 2012, the Company did not have subordinated CRIs on its balance sheet.

2.2.7.   Credit Rights Investment Fund (FIDC)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

When consolidating the FIDC in its financial statements, the Company records the receivables in trade accounts receivable and the balance of the FIDC net assets are recorded in other accounts payable, with the subordinated shares held by the Company being eliminated in the consolidation process. The financial costs of these transactions are appropriated on a “pro rata” basis under the account “financial expenses” in the statement of profit or loss.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.8.   Properties for sale

Land is initially stated at cost of acquisition only once the property deeds have been transferred to the Company. Land is recognized in the heading “Advances to suppliers” when there has been no transfer of the property deeds, not being recognized in the financial statements while under negotiation, regardless of the likelihood of success or construction stage. The Company and its subsidiaries acquire a portion of their land through barter transactions, which, in exchange for the land acquired, they undertake to deliver (a) real estate of ventures under construction or (b) a portion of the revenues originating from the sale of the real estate units of ventures. Land acquired through barter transaction is stated at fair value on the acquisition date, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (b)(iii). Subsequently, the interest on payables for barter transactions is capitalized to the cost of bartered land, net of the effects of the adjustment to present value.

Properties are stated at construction cost, which cannot exceed net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The Company capitalizes interest on developments during the period of the construction, and also land, while the activities for the preparation of assets for resale are being carried out, as long as there are loans outstanding, which are recognized in profit or loss in proportion to the units sold, using the same criteria as for other costs.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.8.   Properties for sale --Continued

When the cost of construction of properties for sale exceeds the expected cash flow from sales, completed or under construction, an impairment charge is recognized in the year when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development unit, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. If the carrying amount of a real estate development unit is not recoverable, compared to its realizable value through expected cash flows, a provision for impairment is recorded.

2.2.9.   Selling expenses - commissions

Brokerage expenditures and sales commissions are recorded in profit or loss under the account “Selling expenses” following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.10. Prepaid expenses

These are appropriated to profit or loss when incurred using the accrual basis of accounting.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.11. Land available for sale

Land available for sale is measured based on the lower of the carrying amount and the fair value, less the cost to sell and is classified into held for sale if its carrying amount is recovered through a sale transaction of the land, and not through the development that was supposed to be built. This condition is considered fulfilled only when the sale is highly probable and the group of assets or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.12. Investments in subsidiaries

The Company has control over an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the capacity of interfering in these returns because of the power that it exerts over the entity. Investments in subsidiaries are recorded in the Company using the equity method.

When the Company's equity in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion in the net capital deficiency since it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.13. Property and equipment

Property and equipment are recorded at cost, less any applicable accumulated depreciation and/or any accumulated impairment losses, if applicable.

A property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in statement of profit or loss when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets (Note 10).

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2013 and 2012 there were no impairment indicators regarding property and equipment.

2.2.14. Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.14. Intangible assets --Continued

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

The goodwill recorded as of December 31, 2013 and 2012, applicable to real estate development entities in Brazil, refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually  or whenever circumstances indicate an impairment loss. As of December 31, 2013 no impairment of goodwill was found.

2.2.15. Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are stated at amortized cost, that is, added, when applicable, by interest and charges proportional to the incurred period (“pro rata” basis), net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, are capitalized at cost of the bartered land, net of the effects of the adjustment to present value.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.16. Income and social contribution tax on net profit

(i)      Current income and social contribution tax

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income and social contribution tax, the Company adopts the Brazilian Transitory Tax Regime (RTT), which permits the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at 8% and 12% on gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.16. Income and social contribution tax on net profit --Continued

(i)      Current income and social contribution tax --Continued

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income and social contribution taxes are calculated at 1.92% on gross revenues (4% when including PIS and COFINS on revenues).

(ii)     Deferred income and social contribution tax

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.16. Income and social contribution tax on net profit --Continued

(ii)   Deferred income and social contribution tax --Continued

Deferred taxes are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

2.2.17. Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, whose contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.18. Stock option plans

As approved by its Board of Directors, the Company offers to executives and employees share-based compensation (“Stock Options”), according to which services are received as consideration for granted options.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date. In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.19. Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among others) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans or other post-employment benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.20. Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities have receivables adjusted by inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest.

Borrowing costs for amounts used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.21. Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.22. Borrowing costs

The borrowing costs directly attributable to ventures during the construction period and land, when the development of the asset for sale is being performed, are capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in profit or loss to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finances.

Charges that are not appropriated to profit or loss of subsidiaries shall be recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.23. Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits are required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23. Provisions  --Continued

(i)    Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel.

Provisions are reviewed and adjusted to take into account the change in circumstances, such as the statute of limitations, findings of tax inspections, or additional identified exposures based on new issues or court decisions. Actual results may differ from management’s estimates.

Contingent liabilities for which losses are considered possible are only disclosed in a note to the financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

          Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2013 and 2012 there are no claims involving contingent assets recorded in the balance sheet of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23. Provisions  --Continued

(ii)   Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are over 90 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)    Provision for penalties due to delay in construction work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for projects with over 180 days of delay to their delivery, according to the respective contractual clause.

(iv)   Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23. Provisions  --Continued

(v)    Provision for impairment of non-financial assets

Management reviews at least annually, at each balance sheet date, the net carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, and the net carrying amount exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there are any indications of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.24. Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except the following:

•   When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•   When the amounts receivable and payable are shown together with the sales taxes.

     The net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.24. Sales taxes --Continued

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.25. Statements of cash flows and added value

The statement of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The statements of added value are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Added value, issued by CPC.

Certain debt agreements require the Company to maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the investments and redemptions of such investments as investing activities in the statement of cash flows.

2.2.26. Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.27. Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, because it is considered as a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at gross amount.

2.2.28. Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net profit (loss) available (allocated) to ordinary shareholders by the average number of shares outstanding over the period.

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the number of shares outstanding is increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

2.2.29. Statement of comprehensive income

In order to meet the statutory provisions (CPC 26 (R1)), the Company reported the statement of comprehensive income in its financial statements. The Company does not have other comprehensive income other than the profit or loss for the year.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.30. Business combination

Business combination transactions are accounted for by applying the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall be recognized as expense when incurred.

In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as a gain in statement of profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designated to each cash-generating unit of the Company that are expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

In the year ended December 31, 2013, the Company carried out two business combination transactions, as follows:

(i)     On February 27, 2013, regarding SPE Parque Ecoville, as detailed in Note 9.1 (i).

(ii)    On September 12, 2013, regarding the real estate ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02, as detailed in Note 9.1 (ii).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.31. Non-current assets held for sale and profit of discontinued operations

            The Company classifies a non-current asset into held for sale if its carrying value is recoverable by means of a sale transaction. In such case, the asset or the group of assets held for sale shall be available for immediate sale on current conditions, only subject to the usual and customary terms for selling such assets held for sale. Therefore its sale is highly probable.

For a sale to be highly probable, Management shall be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and completing the plan. In addition, the asset held for sale shall be effectively held for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying value and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in the statement of profit or loss for the year. Any reversal or gain shall only be recorded until the limit of such recognized loss.

            Assets and liabilities of the group of discontinued assets are reported in separate lines in assets and liabilities. The profit of discontinued operations is presented at a single amount in statement of profit or loss, which includes the total profit after income tax of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.31. Non-current assets held for sale and profit of discontinued operations—Continued

According to Note 1, on December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held in 70% of AUSA, as detailed in Note 8.2.

As required by CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, for purposes of comparability, the information in the statement of profit or loss as of December 31, 2012 were restated and its retrospective effects are shown in Note 3.1.

2.2.32. Goodwill of indefinite useful life

According to Note 1, on July 3, 2013, the Company disclosed a material fact informing that the acquisition of the remaining shares of AUSA, corresponding to 20% of its capital stock, was completed through the acquisition by Tenda of the totality of shares of EVP Participações S.A., a holding company which held such remaining shares amounting to R$366,662, completing the arbitration process.

In view of this transaction, goodwill was recorded in the amount of R$252,449. With the disclosure of the material fact on December 9, 2013 informing about the completion of the sale transaction of the former subsidiary AUSA,  this goodwill was included in the cost of investment in the measurement of gain in subsidiary Tenda (Note 8.2).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1,  2014 and 2015

3.1 Pronouncements (new or revised) and interpretation adopted from January 1,   2013

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2013.

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•           CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•           CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•           CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•           CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•           CPC 44 – Combined financial statements – CVM Resolution no. 708 of May 2, 2013;

•           CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012;;

•           CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012; and

•           OCPC 06 – Presentation of pro-forma financial information – CVM Resolution no. 709 of May 2, 2013.

Of the pronouncements listed above, the only ones that impacted the Company were CPC 19(R2), and, consequently, CPC 18(R2) and CPC 36(R3). These pronouncements establish that subsidiaries shall be fully consolidated from the date control is acquired, and continue to be consolidated until such control ceases, except the joint ventures which were stated at equity method in the individual and consolidated financial statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1,  2014 and 2015--Continued

3.1 Pronouncements (new or revised) and interpretation adopted from January 1,   2013--Continued

The financial statements of subsidiaries and joint-controlled investees are prepared for the same reporting year as those of the Company, adopting the accounting policies consistent with those adopted by the Company. For consolidation, the following criteria are adopted:

(i)      elimination of investment in subsidiaries, as well as their Income from equity method investments;

(ii)     the profit from transactions between consolidated companies, as well as those corresponding to balances of assets and liabilities are equally eliminated; and

(iii)    noncontrolling interests are calculated and reported separately.

The following jointly-controlled investees, which used to be recognized in the consolidated statements under the proportionate consolidation method until December 31, 2012, are recognized under the equity method as of January 1, 2013 and for the corresponding periods reported in these financial statements.

	% - Interest
Investees	2013	2012
Gafisa SPE 48 S.A. (**)	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Manhattan Square Emp. Imob. Residencial. 1 SPE Ltda.	50%	50%
Jardim da Barra	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Several	Several

(*) Includes companies with investment balances below R$5,000.

(**)In the adoption of CPC 18 (R2) – Investments in associates and joint ventures, based on the analysis of corporate documents and past decisions, the Company found that it does not hold the control of these companies, so the equity method was adopted for consolidation.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1,  2014 and 2015--Continued

3.1 Pronouncements (new or revised) and interpretation adopted from January 1,   2013--Continued

       For purposes of comparability, the corresponding balances as of December 31, 2012 and the opening balance as of January 1, 2012 were adjusted considering the aforementioned change in accounting practice. As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

	Company			Consolidated
	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3) (a)	Balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Balance sheet
Current assets	2,193,251	-	2,193,251	7,218,690	(812,650)	6,406,040
Non-current assets	638,005	-	638,005	1,575,371	(191,886)	1,383,485
Investments	3,547,195	(9,059)	3,538,136	-	646,812	646,812
Property and equipment and intangible assets	56,755	-	56,755	276,933	(701)	276,232
Total assets	6,435,206	(9,059)	6,426,147	9,070,994	(358,425)	8,712,569

Current liabilities	1,710,192	-	1,710,192	2,879,590	(238,306)	2,641,284
Non-current liabilities	2,180,510	-	2,180,510	3,499,037	(113,581)	3,385,456
Total liabilities	3,890,702	-	3,890,702	6,378,627	(351,887)	6,026,740
Equity	2,544,504	(9,059)	2,535,445	2,692,367	(6,538)	2,685,829
Total liabilities and equity	6,435,206	(9,059)	6,426,147	9,070,994	(358,425)	8,712,569

	Company				Consolidated
	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3) (a)	Impact of the adoption of CPC 31 (note 2.2.31)	Balances, after the adoption of CPCs 18(R2), 19(R2) and 36(R3)	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Impact of the adoption of CPC 31 (note 2.2.31)	Balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Statement of profit or loss
Net operating revenue	1,202,980	-	-	1,202,980	3,953,282	(363,014)	(785,182)	2,805,086
Operating costs	(906,310)	-	-	(906,310)	(2,941,025)	287,150	377,071	(2,276,804)
Operating (expenses) / income	(327,582)	-	-	(327,582)	(840,452)	13,535	161,710	(665,207)
Income from equity method investments	75,711	(2,539)	(97,421)	(24,249)	-	63,335	(7,732)	55,603
Financial income	(172,116)	-	-	(172,116)	(206,940)	(8,911)	35,588	(180,263)
Income and social contribution taxes	2,813	-	-	2,813	(41,228)	6,589	14,417	(20,222)
Noncontrolling interests	-	-	-	-	(48,141)	(1,223)	-	(49,364)
Profit from discontinued operation	-	-	97,421	97,421	-	-	204,128	204,128
Net income for the year	(124,504)	(2,539)	-	(127,043)	(124,504)	(2,539)	-	(127,043)

Cash flow
Operating activities	556,274	(5,640)	-	550,634	650,945	(33,208)	(232,867)	384,870
Financing activities	(266,411)	5,640	-	(260,771)	161,488	10,336	(9,744)	162,080
Investing activities	(226,253)	-	-	(226,253)	(322,894)	(104,014)	242,611	(184,297)

Statement of added value
Net added value produced by the entity	369,680	92,258	-	461,938	1,020,761	(557,005)	364,329	828,085
Added value received on transfer	94,005	(99,961)	-	(5,956)	80,629	5,752	25,041	111,422
Added value to be distributed	463,685	(7,703)	-	455,982	1,101,390	(551,253)	389,370	939,507

(a)   Amount related to capitalized financial charges of joint ventures, which became accounted for under equity method.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1,  2014 and 2015--Continued

3.1 Pronouncements (new or revised) and interpretation adopted from January 1, 2013--Continued

Reconciliation of the opening balance sheet as of January 1, 2012.

	Company			Consolidated
	Balances originally reported as of 01/01/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3) (a)	Balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)	Balances originally reported as of 01/01/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Balance sheet
Current assets	2,275,354	-	2,275,354	7,314,358	(790,798)	6,523,560
Non-current assets	730,559	-	730,559	1,909,989	(177,932)	1,732,057
Investments	3,616,333	(6,520)	3,609,813	-	629,323	629,323
Property and equipment and intangible assets	43,043	-	43,043	282,277	(2,434)	279,843
Total assets	6,665,289	(6,520)	6,658,769	9,506,624	(341,841)	9,164,783

Current liabilities	2,877,234	-	2,877,234	4,815,939	(140,690)	4,675,249
Non-current liabilities	1,139,582	-	1,139,582	1,943,591	(197,633)	1,745,958
Total liabilities	4,016,816	-	4,016,816	6,759,530	(338,323)	6,421,207
Equity	2,648,473	(6,520)	2,641,953	2,747,094	(3,518)	2,743,576
Total liabilities and equity	6,665,289	(6,520)	6,658,769	9,506,624	(341,841)	9,164,783

(a)     Amount related to capitalized financial charges of joint ventures, which became accounted for under equity method.

The notes related to the corresponding amounts that are being restated are identified as “restated”.

       There is not any other new standard or interpretation issued and not yet adopted that could, in the opinion of Management, produce significant impact on the profit (loss) for the year or on the equity reported by the Company.

3.2. Pronouncements (new or revised) and interpretation applicable to the years beginning on January 1, 2014 and 2015

•      IFRIC 21 – “Levies”, issued in May 2013. The IFRIC 21 interpretation clarifies when an entity should recognize a liability regarding levies according to the legislation. The liability should only be recognized when the event that gives rise to the liability takes place. This interpretation is applicable beginning as of January 1, 2014.

•      IFRS 9 – “Financial Instruments”, addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9  was issued in November 2009 and October 2010 and supersedes the passages of IAS 39 related to the classification and measurement of financial instruments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1,  2014 and 2015--Continued

3.2. Pronouncements (new or revised) and interpretation applicable to the years beginning on January 1, 2014 and 2015--Continued

IFRS 9 requires the classification of financial assets into two categories: measured at fair value and measured at amortized cost. Classification is made at the initial recognition. The classification basis depends on the business model of the entity and the contractual characteristics of the cash flow of financial instruments. In relation to financial liability, the standard also maintains most of the requirements established by the IAS 39. The main change is that in the events in which the fair value option is adopted for financial liabilities, the portion of change in fair value in view of the credit risk of the entity itself is recorded in other comprehensive income and not in the statement of profit or loss, except when it results in accounting mismatch. The Company is assessing the impact of the IFRS 9.

These issued standards are not yet in effect in 2013. The early adoption of standards, although encouraged by the IASB, is not permitted by the Accounting Pronouncements Committee (CPC).

There is no other IFRS or IFRIC interpretation that are not yet in effect and that could have a significant impact on the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Cash and banks	11,940	30,546	31,116	121,222	219,453	43,786
Securities purchased under agreement to resell (a)	27,092	65,290	1,110	93,972	368,503	25,762
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	39,032	95,836	32,226	215,194	587,956	69,548

(a)     Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with CETIP.

          As of December 31, 2013, the securities purchased under agreement to resell include interest earned from 75% to 101.8% of Interbank Deposit Certificates (CDI) (from 75% to 102.5% of CDI in 2012). All transactions are made with financial institutions considered by management to be first class.

4.2.    Short-term investments

	Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Fixed-income funds (a)	587,878	-	-	706,481	1,190	2,686
Government bonds (LFT) (a)	116,888	-	-	140,210	-	-
Securities purchased under agreement to resell (a)	328,169	-	-	393,648	-	-
Bank certificates of deposit (b)	113,611	258,164	6,187	291,871	586,276	411,333
Restricted cash in guarantee to loans (c)	74,305	21,005	56,139	105,380	95,887	59,106
Restricted credits (d)	20,175	22,697	17,837	171,367	290,608	304,820
Other	-	5,838	10,799	12	5,838	10,858
Total short-term investments (Note 21.ii.a)	1,241,026	307,704	90,962	1,808,969	979,799	788,803

(a)   In December 2013, a structure of exclusive Investment Funds was established aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)   As of December 31, 2013, Bank Certificates of Deposit (CDBs) include interest earned varying from 70% to 109% (from 70% to 104% in 2012) of Interbank Deposit Certificates (CDI).The CDBs earn an average income in excess of those from securities purchased under agreement to resell; however, the Company invests in short term (up to 20 working days) through securities purchased under agreement to resell taking into account the exemption of IOF, which is not granted in the case of CDBs.

(c)   Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 17(b).

(d)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.       Trade accounts receivable of development and services

	Company				Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Real estate development and sales (i)	1,205,137	1,068,562	1,575,022	2,356,976	3,638,711	4,713,623
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(7,040)	(17,029)	(5,585)	(179,372)	(260,494)	(515,989)
( - ) Adjustments to present value	(10,188)	(9,590)	(19,080)	(14,484)	(89,095)	(119,783)
Services and construction and other receivables	28,993	22,073	32,175	60,548	24,822	56,462
	1,216,902	1,064,016	1,582,532	2,223,668	3,313,944	4,134,313

Current	1,034,833	826,531	1,412,866	1,909,877	2,493,170	3,337,157
Non-current	182,069	237,485	169,666	313,791	820,774	797,156

The current and non-current portions become due as follows:

	Company				Consolidated
Maturity	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
2012	-	-	1,437,531	-	-	3,972,929
2013	-	853,150	72,893	-	2,842,759	475,518
2014	1,052,062	109,962	49,829	2,103,733	350,615	81,958
2015	95,610	70,853	11,130	183,140	223,494	59,435
2016	43,011	15,092	9,326	61,963	75,692	43,826
2017 onwards	43,447	41,578	26,488	68,688	170,973	136,419
	1,234,130	1,090,635	1,607,197	2,417,524	3,663,533	4,770,085
( - ) Adjustment to present value	(10,188)	(9,590)	(19,080)	(14,484)	(89,095)	(119,783)
( - ) Allowance for doubtful account and cancelled contracts	(7,040)	(17,029)	(5,585)	(179,372)	(260,494)	(515,989)
	1,216,902	1,064,016	1,582,532	2,223,668	3,313,944	4,134,313

(i)      The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the financial statements. Its recovery is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note2.2.2(i)(b).

As of December 31, 2013. advances from clients (development and services) in excess of the revenues recorded in the period amount to R$39,868 (R$22,895 in 2012) in the Company’s statements and R$48,220 (R$132,789 in 2012) in the consolidated statements, without the effect of adjustment to present value, and are classified in “Payables for purchase of properties and advances from customers" (Note 18).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Accounts receivable from completed real estate units financed by the Company are in general subject to annual interest of 12% plus IGP-M variation, the revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the Company and consolidated statements for the year ended December 31, 2013 totaled, R$20,672 (R$36,357 in 2012), and R$31,419 (R$52,184 in 2012), respectively.

The balances of allowance for doubtful accounts and cancelled contracts, net of accounts receivable and properties for sale, in the amounts of R$7,040 (R$17,029 in 2012) in the Company’s statement and R$72,200 (R$80,095 in 2012) in the consolidated statement as of December 31, 2013 and 2012, are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2013 and 2012, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company
	2013	2012
		(Restated)
Balance at December 31	(17,029)	(5,585)
Additions (Note 23)	(10,758)	(34,071)
Write-offs (Note 23)	20,747	22,627
Balance at December	(7,040)	(17,029)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2011	(515,989)	394,830	(121,159)
Write-offs	255,495	(214,431)	41,064
Balance at December 31, 2012	(260,494)	180,399	(80,095)
Additions	(24,113)	14,895	(9,218)
Write-offs	105,235	(88,122)	17,113
Balance at December 31, 2013	(179,372)	107,172	(72,200)

The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December 31, 2013 totaled R$598 (R$9,490 in 2012), in the Company’s statements and R$1,214 (R$26,495 in 2012) in the consolidated statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Receivables from units not yet completed were measured at present value  considering the discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 1.98 to 3.10% in  2013 (1.92% in 2012), net of Civil Construction National Index (INCC).

(ii)     On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations assumed on assignment of receivables”. In the year ended December  31, 2013, the remaining balance of this transaction amounts to R$12,295 (R$14,666 in 2012) (Note 14).

(iii)    On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said Assignment Agreement is the definitive assignment by the assignor to the assignee. The assignment refers to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “obligations assumed on the assignment of receivables” (Note 14). As of December 31, 2013, the balance of this transaction is R$13,407 (R$24,362 in 2012) in the Company’s statements and R$17,146 (R$40,376 in 2012) in the consolidated statements (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(iv)   On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest) on September 29, 2011. The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of its own bank. On July 6, 2012, the remaining balance was partially settled by handing over the balance of Bank Deposit Certificate (CDB) guaranteed in favor of the assignee. In the year ended December 31, 2013, the Company settled the balance of this transaction (R$8,729 in 2012 in the Company’s and consolidated statement) (Note 14).

(v)    On December 22, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said assignment agreement is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, amounting to R$60,097, classified into the account “obligations assumed on assignment of receivables”. As of December 31, 2013 the balance of this transaction is R$10,991 (R$11,590 in 2012) in the Company’s statements and R$13,686 (R$16,864 in 2012) in the consolidated  statements (Note 14).

(vi)   On May 9, 2012, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), which purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, amounting to R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. In the year ended December 31, 2013, the Company settled the balance of this transaction, and, consequently, the totality of the Subordinated CRI share which was tied to this transaction was amortized (R$11,179 in the Company’s statements and R$22,818 in the consolidated statements in 2012) (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(vii)  On July 6, 2012, the Company and its subsidiaries entered into an agreement for the Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said agreement is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$18,207 in exchange for cash at the transfer date, discounted to present value, amounting to R$11,489 (Gafisa’s interest), classified under “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction was R$2,578 (R$7,561 in 2012) in the Company’s and consolidated statements (Note 14).

(viii) On November 14, 2012, the affiliate Alphaville and its subsidiaries entered into an Real Estate Receivables Assignment Agreement (CCI), whose purpose is the assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from the affiliate and its subsidiaries and joint ventures of the Company. The assigned gross portfolio of receivables totals $134,609 in the consolidated statements (AUSA’s interest) and in exchange for cash, at the transfer date, discounted to present value, by R$110,689  in the consolidated statements (AUSA interest’s), classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction is R$10,639 in consolidated statements (R$113,462 in 2012) (Note 14).

(ix)   On December 27, 2012, the Company entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), whose purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential and commercial real estate receivables performed and to be performed from Gafisa. The assigned portfolio of receivables amounts to R$72,021 in exchange for cash at the transfer date, discounted to present value, by R$61,647, classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, , the balance of this transaction is R$35,831 (R$62,235 in 2012)  in the Company’s and consolidated statements (Note 14).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(x)    On November 29, 2013, the Company entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), whose purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential and commercial real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$23,753 in exchange for cash at the transfer date, discounted to present value, by R$18,861, classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction is R$5,675 in the Company’s statement and R$17,154 in the consolidated statements (Note 14).

(xi)   On May 28, 2013, the Company settled its obligations of Gafisa FIDC (Note 16). The Company had obligations arising from the pledge of guarantees in favor of the assignee, which were maintained by the successor of Gafisa FIDC. Until the total fulfillment of the latter, these amounts are classified in a specific account in current and non-current liabilities. As of December 31, 2013, the balance in the Company’s statements amounts to R$5,337 and in the consolidated statements amounts to R$6,381 (Note 14).

For items (ii) to (ix) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

When applicable, the difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the which the transaction was made under the account “Discount related to Securitization Transaction” in the financial expenses group.

6.   Properties for sale

	Company				Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Land	720,448	665,100	582,952	1,077,762	899,177	1,094,431
( - ) Adjustment to present value	(1,268)	(919)	(3,633)	(883)	(1,976)	(8,197)
Property under construction	327,343	175,610	305,162	630,407	751,738	923,205
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	-	-	-	107,172	180,399	394,830
Completed units	74,907	85,843	32,609	291,232	344,749	109,154
( - ) Provision for realization of properties for sale	(3,298)	-	(6,643)	(11,276)	(7,663)	(50,049)
	1,118,132	925,634	910,447	2,094,414	2,166,424	2,463,374

Current portion	780,867	730,869	504,489	1,442,019	1,892,390	1,762,223
Non-current portion	337,265	194,765	405,958	652,395	274,034	701,151

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

6.   Properties for sale --Continued

In the years ended  December 31, 2013 and 2012, the change in the provision for realization is summarized as follows:

	Company	Consolidated
Balance at December 31, 2012 (restated)	(6,643)	(50,049)
Additions	-	(4,018)
Write-offs	6,643	18,315
Transfer among land available for sale (Note 8.1)	-	28,089
Balance at December 31, 2012 (restated)	-	(7,663)
Additions	(3,298)	(23,758)
Write-offs	-	11,009
Transfer among land available for sale (Note 8.1)	-	9,136
Balance at December 31, 2013	(3,298)	(11,276)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units at acquisition date. As of December 31, 2013, the net balance of land acquired through barter transactions amounts to R$165,703 (R$150,396 in 2012) in the Company’s statements and R$178,100 (R$187,041 in 2012) in the consolidated statements (Note 18).

As disclosed in Note 12, the balance of capitalized financial charges as of December 31,  2013 amounts to R$142,860 (R$ 135,582 in 2012) in the Company’s statements and R$214,298 (R$239,327 in 2012) in the consolidated statements.

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of properties with no effect on profit or loss for the year (Note 18). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the year ended December 31, 2013 amounts to R$(50) (R$(796) in 2012) in the Company’s statements and R$(1,137) (R$(415) in 2012) in the consolidated statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

7.   Other accounts receivable

	Company				Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Advances to suppliers	2,544	931	1,080	5,266	4,262	7,021
Recoverable taxes (IRRF, PIS, COFINS, among other)	23,679	26,804	13,417	70,054	76,241	95,940
Judicial deposit (Note 17)	95,343	101,456	85,702	127,405	130,371	109,411
Other	78	7,016	2	5,986	29,844	5,360

	121,644	136,207	100,201	208,711	240,718	217,732

Current portion	15,749	16,259	4,332	71,083	77,573	83,078
Non-current portion	105,895	119,948	95,869	137,628	163,145	134,654

8.   Non-current assets held for sale

8.1 Land available for sale

       The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2014. Therefore, it devised a specific plan for the sale of such land. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is shown as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2011 (restated)	135,195	(42,007)	93,188
Transfer of properties for sale (Note 6)	108,074	(28,089)	79,985
Reversal/Write-offs	(57,806)	23,992	(33,814)
Balance at December 31, 2012 (restated)	185,463	(46,104)	139,359
Transfer of properties for sale (Note 6)	14,715	(9,136)	5,579
Reversal/Write-offs	(28,068)	(2,023)	(30,091)
Balance at December 31, 2013	172,110	(57,263)	114,847

Gafisa and SPEs	14,999	(7,935)	7,064
Tenda and SPEs	157,111	(49,328)	107,783

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

8.   Non-current assets held for sale--Continued

8.2 Non-current assets held for sale and profit from discontinued operations

As mentioned in Note 1, on December 9, 2013, the Company disclosed a material fact informing about the completion of the sale transaction of the 70% interest in AUSA. As a result of this transaction, a profit of R$553,745 was recorded in the Company’s balance and R$631,122 in the consolidated balance in the heading profit from discontinued operations, as shown below:

	Company	Consolidated
Amount received	896,077	1,254,521
(-) Write-off of investments	(227,205)	(318,086)
(-) Write-off of goodwill	(127,380)	(379,829)
(-) Transaction cost	(16,336)	(16,336)
	525,156	540,270
Income from equity method investments	104,701	166,964
Tax expenses	(76,112)	(76,112)
	553,745	631,122

In order to meet the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main lines of the statement of profit or loss and cash flows of AUSA:

Statement of profit or loss	2013(a)	2012
		(restated)
Net operating revenue	810,397	785,182
Operating costs	(429,066)	(377,071)
Operating expenses, net	(137,920)	(159,448)
Depreciation and amortization	(2,918)	(2,262)
Income from equity method investments	3,445	7,732
Financial expenses	(27,258)	(35,588)
Income and social contribution tax	(21,783)	(14,417)
	194,897	204,128
Noncontrolling interests	(18,459)	(7,543)
Profit for the year	176,438	196,585
Cash flows	2013(a)	2012
		(restated)
		(restated)
Operating activities	(197,093)	63,010
Investing activities	66,664	(52,455)
Financing activities	(1,350)	119,359

(a) Balance referred to the period ended December 9, 2013, date of completion of the sale of controlling interests in AUSA.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments				Income from equity method investments
Direct investees	2013	2012	2013	2013	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
						(restated)		(restated)		(restated)		(restated)		(restated)		(restated)
Construtora Tenda S.A.	100%	100%	2,411,798	1,283,829	1,127,969	1,845,739	(90,926)	(123,601)	1,127,969	1,845,739	-	-	(94,837)	(123,601)	(3,911)	-
Alphaville Urbanismo S/A	10%	60%	1,853,605	1,395,917	454,054	533,218	176,021	157,268	45,405	319,931	136,216	-	-	-	-	-
Shertis	100%	100%	358,394	90,979	267,415	104,144	211,489	38,967	267,340	104,144	(75)	-	211,414	38,967	(75)	-
Gafisa Spe 89 Ltda.	100%	100%	80,853	3,197	77,656	67,668	23,388	21,605	77,656	67,668	-	-	23,388	21,605	-	-
Gafisa Spe 51 Ltda.	100%	100%	64,616	7,239	57,377	52,351	(399)	(6,676)	57,377	52,351	-	-	(399)	(6,676)	-	-
Parque Ecoville Spe 29	100%	50%	127,256	87,248	40,008	32,292	8,101	10,461	40,008	16,146	-	16,146	5,773	5,231	-	5,231
Gafisa Spe 48 Ltda. (a)	80%	80%	73,011	4,359	68,652	68,687	(35)	13,967	54,922	54,950	54,922	54,950	(28)	11,174	(28)	11,174
Gafisa Spe 72 Ltda.	100%	100%	49,602	8,006	41,596	45,868	(4,272)	2,564	41,596	45,868	-	-	(4,272)	2,564	-	-
Gafisa Spe-116 Empr Imob (a)	50%	50%	84,163	2,088	82,075	64,030	8,939	5	41,038	32,015	41,038	32,015	4,470	3	4,470	3
Edsp 88 - Cipesa Holding	100%	100%	39,895	12	39,883	46,479	(6,596)	(1,171)	39,883	46,479	-	-	(6,596)	(1,171)	-	0
Sitio Jatiuca (a)	50%	50%	69,962	5,927	64,035	69,989	(5,951)	10,083	32,018	34,995	32,018	34,995	(2,975)	5,041	(2,975)	5,041
Citta Ville	50%	50%	60,880	4,994	55,886	17,098	2,365	(3,493)	27,943	17,098	-	-	1,182	(2,039)	-	(292)
Gafisa Spe 41 Ltda.	100%	100%	28,310	1,953	26,357	26,858	(502)	(5,646)	26,357	26,858	-	-	(502)	(5,646)	-	-
Gafisa Spe 50 Ltda.	100%	100%	26,599	762	25,837	26,283	(446)	(377)	25,837	26,283	-	-	(446)	(377)	-	-
Gafisa Spe-110 Empr Imob	100%	100%	58,909	33,164	25,745	15,457	10,288	3,987	25,745	15,457	-	-	10,288	3,987	-	-
Gafisa Spe 31 Ltda.	100%	100%	25,794	300	25,494	26,014	(520)	(861)	25,494	26,014	-	-	(520)	(861)	-	-
Gafisa Spe 47 Ltda. (a)	80%	80%	31,274	(1)	31,275	31,151	(1)	(387)	25,020	24,921	25,020	24,921	(1)	(310)	(1)	(310)
Parque Arvores (a)	50%	50%	44,798	6,808	37,990	13,871	9,749	(14,321)	24,550	6,936	24,550	6,936	6,371	(7,161)	6,371	(7,161)
Manhattan Comercial 01 (a)	50%	50%	67,186	25,556	41,630	29,501	4,337	188	20,815	14,751	20,815	14,751	(2,169)	94	(2,169)	94
Gafisa Spe 32 Ltda.	100%	100%	19,103	1,033	18,070	18,043	27	(1,386)	18,070	18,043	-	-	27	(1,386)	-	-
Gafisa Spe 30 Ltda.	100%	100%	17,600	1,567	16,033	16,243	(210)	(2,357)	16,033	16,243	-	-	(210)	(2,357)	-	-
Gafisa Spe 71 Ltda. (a)	80%	80%	21,034	1,417	19,617	18,908	709	49	15,694	15,126	15,694	15,126	567	40	567	40
Varandas (a)	50%	50%	105,756	79,774	25,982	6,136	2,341	2,664	12,991	3,068	12,991	3,068	1,430	1,332	1,430	1,332
Apoena	100%	80%	14,150	1,209	12,941	13,253	1,198	6,095	12,941	10,602	-	-	1,145	4,876	-	-
Dubai Residencial (a)	50%	50%	21,319	1,919	19,400	19,578	10,985	(1,623)	12,895	9,789	12,895	9,789	5,581	(674)	5,581	(674)
Fit 13 Spe Empr Imobiliários Ltda. (a)	50%	50%	37,711	6,504	31,207	47,958	15,386	37,924	12,203	26,939	-	2,692	6,755	18,962	-	-
Parque Aguas (a)	50%	50%	20,722	3,534	17,188	7,004	3,671	(1,155)	11,640	3,502	11,640	3,502	2,529	(568)	2,529	(568)
Alta Vistta (a)	50%	50%	24,024	1,081	22,943	22,124	819	1,326	11,472	11,062	11,472	11,062	410	663	410	663
Gafisa Spe 65 Ltda. (a)	80%	80%	16,213	2,382	13,831	14,214	(383)	2,075	11,065	11,371	11,065	11,371	(306)	1,660	(306)	1,660
Gafisa Spe 73 Ltda (a).	80%	80%	13,525	136	13,389	12,668	8	(2,968)	10,711	10,134	10,711	10,134	6	(2,375)	6	(2,375)
Gafisa Spe-111 Empr Imob	100%	100%	34,509	23,948	10,561	4,556	6,005	658	10,561	4,556	-	-	6,005	658	-	-
Gafisa Spe-123 Empr Imob	100%	100%	45,340	34,878	10,462	5,953	4,508	8,525	10,462	5,953	-	-	4,508	8,525	-	-
Costa Maggiore (a)	50%	50%	17,131	1,668	15,463	19,426	3,789	2,189	10,307	10,379	10,307	10,379	1,977	1,030	1,977	1,030
Gafisa Spe-119 Empr Imob	100%	100%	30,237	20,074	10,163	5,043	5,120	(3,129)	10,163	5,043	-	-	5,120	(3,129)	-	-
Gafisa Spe 46 Ltda. (a)	60%	60%	18,551	2,160	16,391	16,585	(194)	294	9,835	9,951	9,835	9,951	(116)	176	(116)	176
Gafisa Spe-113 Empr Imob (a)	60%	60%	47,942	32,294	15,648	15,795	(3,559)	10,217	9,389	9,477	9,389	9,477	(2,136)	6,130	(2,136)	6,130
Gafisa Spe 38 Ltda.	100%	100%	8,332	442	7,890	7,850	40	(1,574)	7,890	7,850	-	-	40	(1,574)	-	-
Gafisa Spe 36 Ltda.	100%	100%	8,269	578	7,691	6,605	1,087	(2,315)	7,691	6,605	-	-	1,087	(2,315)	-	-
Gafisa Spe 37 Ltda.	100%	100%	7,629	818	6,811	6,647	164	2,601	6,811	6,647	-	-	164	2,601	-	-
Aram	100%	80%	13,328	7,347	5,981	13,207	1,328	(2,478)	6,387	8,391	306	8,391	(5,320)	(2,852)	(6,649)	(2,852)
Gafisa Spe 27 Ltda.	100%	100%	6,528	555	5,973	5,430	543	(1,995)	5,973	5,430	-	-	543	(1,995)	-	-
Gafisa Spe 42 Ltda.	100%	100%	7,414	1,620	5,794	5,881	(97)	(4,659)	5,794	5,881	-	-	(97)	(4,659)	-	-
Gafisa Spe-85 Empr Imob L (a)	80%	80%	71,791	64,727	7,064	22,890	(15,952)	148	5,651	18,312	5,651	18,312	(12,761)	118	(12,761)	118
O Bosque Empr. Imob. Ltda. (a)	60%	60%	9,208	85	9,123	9,371	(701)	(374)	5,460	5,623	5,460	5,623	(163)	(125)	(163)	(125)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

										Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the period		Investments				Income from equity method investments
Direct investees	2013	2012	2013	2013	2013	2012		2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
						(restated)			(restated)		(restated)		(restated)		(restated)		(restated)
Gafisa Spe 22 Ltda.	100%	100%	5,864	609	5,255	5,280		(25)	(1,381)	5,255	5,280	-	-	(25)	(1,381)	-	-
Gafisa Spe 53 Ltda.	100%	100%	5,688	1,606	4,082	5,455		(1,379)	(3,084)	4,082	5,455	-	-	(1,379)	(3,084)	-	-
Gafisa Spe-118 Empr Imob	100%	100%	3,498	7	3,491	3,496		(5)	115	3,491	3,496	-	-	(5)	115	-	-
Manhattan Residencial 02	100%	50%	19,655	16,826	2,829	-		(46)	(61)	3,211	1,209	382	1,209	(46)	(30)	-	(30)
Gafisa Spe 35 Ltda.	100%	100%	2,955	102	2,853	-		94	(2,480)	2,853	2,759	-	-	94	(2,480)	-	-
OCPC01 Adjustment – Capitalized interests(b)			-	-	-	-		-	-	24,185	20,993	-	3,687	6,719	9,028	3,527	(2,366)
Other			450,245	328,096	122,148	93,246		(34,119)	(144,423)	31,898	76,809	9,635	50,323	7,361	30,956	(9,359)	14,135

Gafisa Spe 55 Ltda.	80%	100%	51,598	4,006	47,591	39,628		-	(1,681)	-	-	41,278	38,611	-	(1,344)	(537)	(1,344)
Saí Amarela S/A	50%	50%	2,366	430	1,935	3,001		(153)	3,679	-	-	968	2,888	-	1,840	(1,920)	1,840
Sunshine SPE S/A	60%	60%	1,137	777	360	3,373		(14)	(410)	-	-	2,647	3,372	-	(246)	(725)	(246)
Other			18,152	345	17,806	3,247		(18,396)	(5,379)	-	-	1,690	1,703	-	(401)	(160)	278
Indirect subsidiaries Gafisa			73,253	5,558	67,692	49,249		(18,563)	(3,791)	-	-	46,583	46,574	-	(151)	(3,342)	527

Consolidated FIT 13	50%	50%	37,711	6,504	31,207	47,958		15,386	37,924	-	-	31,222	51,651	-	-	16,314	33,001
Fit Jardim Botanico Spe	55%	55%	39,816	413	39,404	15,256		1,303	1,759	-	-	21,672	20,526	-	-	716	1,174
Fit 34 Spe Emp. Imob.	70%	70%	31,774	1,810	29,964	8,516		4,286	602	-	-	20,975	19,453	-	-	3,000	725
Fit Spe 11 Emp. Imob.	70%	70%	57,144	29,692	27,452	8,543		6,180	2,712	-	-	19,217	13,083	-	-	4,326	2,684
Ac Participações	80%	80%	39,255	15,500	23,755	(85)		1,929	(1,328)	-	-	19,004	12,659	-	-	1,543	(847)
FIT 31 SPE Emp. Mob.	70%	70%	37,607	22,452	15,155	8,138		(5,303)	2,043	-	-	10,608	9,734	-	-	(3,712)	2,110
Maria Ines Spe Emp. Imob.	60%	60%	21,279	443	20,836	3,297		305	297	-	-	12,502	12,303	-	-	183	139
Fit Planeta Zoo/Ipitanga	50%	50%	17,619	663	16,957	12,887		(378)	-	-	-	8,289	8,470	-	-	(189)	389
Fit Spe 03 Emp. Imob	80%	80%	10,937	893	10,044	-		(2,041)	(2,558)	-	-	8,035	10,440	-	-	(1,633)	(2,087)
Cittá Itapoan	50%	50%	16,293	939	15,354	1,870		(597)	-	-	-	7,379	9,898	-	-	(298)	217
FIT SPE 02 Emp. Mob.	60%	60%	11,770	12	11,758	(2,871)		2	248	-	-	7,055	7,061	-	-	1	140
Fit Cittá Imbuí	50%	50%	9,469	570	8,899	9,097		(203)	-	-	-	4,450	4,549	-	-	(100)	37
Parque Dos Pássaros	50%	50%	40,755	5,526	35,230	3,415		9,538	-	-	-	17,615	1,708	-	-	6,260	(4,226)
Fit Campolim Spe	55%	55%	6,534	(90)	6,623	-		(8)	42	-	-	3,643	3,617	-	-	(4)	23
Klabin Segall Fit 1 Spe Ltda	50%	50%	7,147	17	7,130	6,305		(90)	-	-	-	3,565	3,299	-	-	(45)	(1)
Other			88,013	18,084	69,928	969		11,978	(118)	-	-	30,472	4,037	-	-	4,892	(1,359)
Indirect subsidiaries Tenda			473,123	103,428	369,696	123,295		42,287	41,623	-	-	225,703	192,488	-	-	31,254	32,119

Spe Leblon S.A.	-	90%	-	-	-	44,360		-	-	-	-	-	16,220	-	-	-	-
Krahô Empreendimentos Imobiliário S.A.	-	48%	-	-	-	28,205		-	-	-	-	-	13,397	-	-	-	(1,566)
SL Sociedade Loteadora Ltda.	-	40%	-	-	-	40,551		-	-	-	-	-	4,510	-	-	-	-
Alphaville Reserva Santa Clara Empreendimentos Imobiliarios Ltda	-	25%	-	-	-	14,566		-	-	-	-	-	4,192	-	-	-	(16)
Other			-	-	-	29,175		-	-	-	-	-	621	-	-	-	2,345
Indirect subsidiaries AUSA			-	-	-	156,857	-	-	-	-	-	-	38,940	-	-	-	763
Subtotal			7,228,552	3,678,427	3,546,489	3,894,944		360,739	37,832	2,360,037	3,140,582	744,223	646,812	179,645	(3,440)	14,132	63,484

Other investments (c)										91,056	226,131	-	-
Goodwill on acquisition of subsidiaries (d)										43,080	171,423	-	-
Goodwill based on inventory surplus (Note 9.1)										77,360	-	-	-
Addition to remeasurement of investment in associate (e)
Gafisa										108,300	-	108,300	-
Shertis										-	-	267,553	-
Total investments										2,679,833	3,538,136	1,120,076	646,812	179,645	(3,440)	14,132	63,484

 (*)Includes companies with investment balances below R$3,000.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

									Company		Consolidated		Company		Consolidated
	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for capital deficiency				Income from equity method investments
Direct investees	2013	2012	2013	2013	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Provision for capital deficiency (f):						(restated)		(restated)		(restated)		(restated)		(restated)		(restated)
Manhattan Square Emp. Imob. Res.1SPELtda	50%	50%	146,102	189,385	(43,283)	(29,760)	(1,401)	(7,389)	(21,642)	(14,880)	(10,821)	(18,037)	(6,762)	(3,694)	(6,762)	(3,694)
Gafisa SPE 117 Emp .Im .Ltda.	100%	100%	15,187	20,922	(5,735)	(5,918)	182	(5,953)	(5,735)	(5,918)	-	-	182	(5,953)	-	-
Gafisa SPE45 Emp .Im. Ltda.	100%	100%	6,664	12,062	(5,398)	81	(5,479)	480	(5,398)	81	-	-	(5,479)	480	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	4,190	7,052	(2,862)	(2,172)	(690)	(4,359)	(2,862)	(2,172)	-	-	(690)	(4,359)	-	-
Península SPE2 S/A	50%	50%	1,117	5,004	(3,887)	(4,521)	420	(3,743)	(1,943)	(1,851)	(972)	(2,265)	210	(1,871)	210	(1,871)
Other (*)			134,719	125,931	8,788	(11,236)	8,611	(9,012)	(6,020)	(10,830)	(13,656)	1,063	(1,216)	(5,412)	(210)	(2,316)
Total provision for capital deficiency			307,979	360,356	(52,377)	(53,525)	1,643	(29,976)	(43,600)	(35,570)	(25,448)	(19,239)	(13,755)	(20,809)	(6,762)	(7,881)

Total Income from equity method investments									-	-	-	-	165,890	(24,249)	7,370	55,603

(a)   Joint ventures.

(b)   Charges not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(c)   As a result of the establishment in January 2008 of a unincorporated venture (SCP), the Company holds interests in such company that as of December 31, 2013 amounts to R$91,056 (December 31, 2012 - R$226,131) - Note 15.

(d)   See composition in Note 11.

(e)   According to Note 1, with the sale of and cease of control over AUSA, and in line with the definition provided for in paragraph 25 of CPC 36 (R3) – Consolidated Statements, the Company derecognized the assets and liabilities of AUSA of the financial statements as of December 31, 2013, and recognized the addition related to the remeasurement of the portion of the remaining investment of 30%, in the amount of R$375,853, of which R$108,300 refers to the portion of 10% in Gafisa and R$267,553 refers to the portion of 20% in Shertis.

(f)    Provision for capital deficiency is recorded in account “Other payables” (Note 16).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(b)    Change in investments

	Company		Consolidated
	2013	2012	2013	2012
		(restated)		(restated)
Opening balance at December 31	3,544,335	3,609,813	646,812	629,323
Income from equity method investments	165,890	(24,249)	7,370	55,603
Income from equity method investments of discontinued operation	104,701	97,421	-	-
Portions of the continuing operations of AUSA	-	-	136,216	-
Effect on the change in the consolidation criteria due to acquisition or sale of interest	-	-	(82,438)	-
Capital contribution	53,482	1,426,429	53,286	5,104
Upstream effect of the reduction in capital reserve by Tenda	(551,594)	-	-	-
Redemption of shares of subsidiaries (a)	(100,000)	(1,046,310)	-	-
Advance for future capital increase	9,839	(474,509)	41,847	28,779
Acquisition/sale of interest	(18,182)	(1,339)	(20,284)	(21,850)
Dividends receivable (b)	(231,177)	(53,346)	(51,514)	(33,952)
Write-off of investment and goodwill of AUSA (d)	(354,584)	-	-	-
Addition to remeasurement of investment in associate (d)	108,300	-	375,853	-
Upstream effect of the program for repurchase of treasury shares of Gafisa by Tenda (c)	(71,339)	-	-	-
Other investments	34,184	40,111	4,800	(18,093)
FIDC	(11,125)	(6,340)	-	-
Write-off of Cipesa goodwill for sale of land	(962)	-	-	-
Provision for investment losses	11,465	(16,145)	8,128	1,898
Usufruct of shares (paid dividends) (note 15)	(13,400)	(13,400)	-	-
Balance at December 31	2,679,833	3,538,136	1,120,076	646,812

(a)     Refers to the redemption of shares of the Company’s associate (note 15(a))

(b)     Of this amount, R$151,986 refers to dividends received from the associate AUSA by the Company in the year ended December 31, 2013.

(c)     The Board of Directors of Tenda  approved the creation of the following programs for repurchase of common shares of Gafisa in order to hold them in treasury for subsequent disposal:

(i)  On November 27, 2012 a program was approved with an acquisition limit of 10,000,000 shares. In the year ended December 31, 2013, the totality of shares was acquired under this program in the total amount of R$39,970.

(ii)  On December 9, 2013 a program was approved with an acquisition limit of 32,938,554 shares to be performed in up to 365 days. In the year ended 2013, 8,500,000 shares were acquired in the total amount of R$31,369.

 In both programs, the acquisition is made at market price of Gafisa’s share at BM&F Bovespa, and is carried out by debiting the capital reserve account of the subsidiary Tenda.

(d)     According to Note 1, with the sale of and cease of control over AUSA, and in line with the definition provided for in paragraph 25 of CPC 36 (R3) – Consolidated Statements, the Company derecognized the assets and liabilities of AUSA in the financial statements as of December 31, 2013, and recognized the remaining investment of 30% at fair value, in the amount of R$375,853, of which R$108,300 in the Company, referred to the 10% interest, and R$267,553 in Shertis, referred to the 20% interest in AUSA.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

9.1. Business combination

     (i)       SPE Parque Ecoville

On February 27, 2013, the Company carried out a business combination related to the barter for interest in the joint ventures SPE Reserva Ecoville (interest of 50% granted) for SPE Parque Ecoville (interest of 50% received).

The base value of the transaction of barter for interests, supported by an economic appraisal report, amounted to R$ 59,592. This transaction gave rise to a goodwill amounting to R$22,644, which, according to CPC15 (R1) – Business Combinations, represents the residual value in the determination of the fair value of net assets acquired, allocated to the heading “Properties for Sale”.

The following table shows the calculation of the acquisition cost as provided by CVM Resolution No. 665/11:

Net assets granted by SPE Reserva Ecoville	41,118
Net assets received from SPE Parque Ecoville	18,474
We show below the goodwill arising from the barter for SPEs interests:
Carrying amount of acquisition:
Acquisition cost	41,118
Net assets acquired	18,474
Goodwill based on inventory surplus	22,644

The Company commissioned a specialized company to do a study on the Purchase Price Allocation (PPA) for allocating the goodwill arising from the barter for interests. We show below a summary of the allocation of goodwill arising from the barter for interest in SPEs, taking into account the fair values of assets and liabilities of SPE Parque Ecoville at the acquisition date:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

9.1. Business combination --Continued

	Net assets acquired	CPC 15 (R1) adjustments	Net assets acquired at fair value
Properties for sale	55,097	7,627	62,724
Other	40,852	-	40,852
Total current assets	95,949	7,627	103,576

Properties for sale	-	15,017	15,017
Other	11,322	-	11,322
Total non-current assets	11,322	15,017	26,339

Total assets	107,271	22,644	129,915

Total current liabilities	69,100	-	69,100
Total non-current liabilities	1,223	-	1,223
Equity	36,948	22,644	59,592
Total liabilities	107,271	22,644	129,915

In the year ended December 31, 2013, the Company amortized R$7,626 of the fair value transferred in the purchase price allocation.

(ii)   Manhattan

       On September 12, 2013, the Company made a business combination regarding the acquisition of control, by purchasing 50% of interest in the joint ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02. As a result of this transaction, the Company allocated the amount of R$62,343 to the heading “Properties for Sale”, in the consolidated information. In the individual information, this amount is recorded in the heading “Investments". The definitive allocation of this amount will be carried out in up to one year, according to CPC 15(R1) – Business Combinations.

      The Company commissioned a specialized company to estimate the Purchase Price Allocation (PPA) for allocating the goodwill arising from the transaction. We show below the allocation of goodwill from the Company’s perspective:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

9.1. Business combination --Continued

	Manhattan Residencial 02	Manhattan Comercial 02

Current assets	19,674	8,196
Total acquired assets	19,674	8,196

Total assumed liabilities	(18,104)	(5,086)

Net assets acquired	1,570	3,110

Net Assets Manhattan Residencial 02	1,570
Net Assets SPE Manhattan Comercial 02	3,110

Carrying amount of acquisition:
Acquisition cost	64,683
Net assets acquired	2,340
Goodwill based on inventory surplus	62,343

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

	Company					Consolidated
Type	2012	Addition	Write-off	2013	2012	(-) Operations for sale	Addition	Write-off	2013
Cost	(restated)			(restated)	(restated)				(restated)
Hardware	15,919	2,652	(471)	18,100	29,440	2,301	9,809	(4,226)	32,722
Vehicles and aircrafts	31	-	(31)	-	7,627	7,336	719	(31)	979
Leasehold improvements and installations	8,545	-	-	8,545	33,375	4,143	12,192	(7,168)	34,256
Furniture and fixtures	1,471	246	-	1,717	7,822	2,134	819	(743)	5,764
Machinery and equipment	2,636	1	-	2,637	4,162	52	266	(540)	3,836
Molds	-	-	-	-	8,130	-	-	-	8,130
Sales stands	121,719	18,039	-	139,758	194,952	-	9,906	(1,622)	203,236
	150,321	20,938	(502)	170,757	285,508	15,966	33,711	(14,330)	288,923

Accumulated depreciation
Hardware	(11,321)	(1,870)	14	(13,177)	(19,443)	(1,586)	(4,092)	129	(21,820)
Vehicles and aircrafts	(31)	-	31	-	(6,038)	(5,096)	(68)	31	(979)
Leasehold improvements and installations	(4,771)	(2,033)	-	(6,804)	(17,225)	(1,894)	(7,096)	928	(21,499)
Furniture and fixtures	(992)	(368)	-	(1,360)	(4,408)	(1,367)	(1,175)	554	(3,662)
Machinery and equipment	(553)	(264)	-	(817)	(737)	(13)	(385)	5	(1,104)
Molds	-	-	-	-	(7,253)	-	(178)	486	(6,945)
Sales stands	(115,745)	(20,615)	-	(136,360)	(184,259)	-	(12,270)	-	(196,529)
	(133,413)	(25,150)	45	(158,518)	(239,363)	(9,956)	(25,264)	2,133	(252,538)

	16,908	(4,212)	(457)	12,239	46,145	6,010	8,447	(12,197)	36,385

	Company				Consolidated
Type	01/01/2012	Additions	Write-off	2012	01/01/2012	Additions	Write-off	2012
Cost	(restated)			(restated)	(restated)			(restated)
Hardware	14,525	2,580	(1,186)	15,919	27,977	2,649	(1,186)	29,440
Vehicles and aircrafts	31	-	-	31	7,627	-	-	7,627
Leasehold improvements and installations	4,634	3,911	-	8,545	29,454	3,921	-	33,375
Furniture and fixtures	1,457	14	-	1,471	7,799	23	-	7,822
Machinery and equipment	2,609	27	-	2,636	4,136	26	-	4,162
Molds	-	-	-	-	8,130	-	-	8,130
Sales stands	98,393	23,326	-	121,719	180,498	14,454	-	194,952
	121,649	29,858	(1,186)	150,321	265,621	21,073	(1,186)	285,508

Accumulated depreciation
Hardware	(9,206)	(2,196)	81	(11,321)	(17,156)	81	(2,368)	(19,443)
Vehicles and aircraft	(31)	-	-	(31)	(6,038)	-	-	(6,038)
Leasehold improvements and installations	(4,346)	(425)	-	(4,771)	(16,284)	-	(941)	(17,225)
Furniture and fixture	(845)	(147)	-	(992)	(4,218)	-	(190)	(4,408)
Machinery and equipment	(291)	(262)	-	(553)	(475)	-	(262)	(737)
Molding	-	-	-	-	(7,253)	-	-	(7,253)
Sales stands	(94,856)	(20,889)	-	(115,745)	(164,124)	(20,135)	-	(184,259)
	(109,575)	(23,919)	81	(133,413)	(215,548)	(20,054)	(3,761)	(239,363)

	12,074	5,939	(1,105)	16,908	50,073	1,019	(4,947)	46,145

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvement	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Vehicles	5 years	20
Molding	10 years	10
Sales stands	1 years	100

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

11. Intangible assets

	Company
	2012			2013
	Balance	Addition	Write-down / amortization	Balance
	(restated)
Software – Cost	62,123	26,439	(8,156)	80,406
Software – Depreciation	(30,572)	(12,321)	106	(42,787)
Other	8,296	108	-	8,404
	39,847	14,226	(8,050)	46,023

	Company
	01/01/2012			2012
	Balance	Addition	Write-down / amortization	Balance
	(restated)			(restated)
Software – Cost	43,237	22,870	(3,984)	62,123
Software – Depreciation	(21,850)	(9,471)	749	(30,572)
Other	9,582	-	(1,286)	8,296
	30,969	13,399	(4,521)	39,847

		Consolidated
	2012				2013
	Balance	(-) Operations for sale	Addition	Company	Balance
Goodwill	(restated)
AUSA (a)	152,856	(127,380)	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization / Write-off – sale of land	(22,120)		(963)	-	(23,083)
	171,423	(127,380)	(963)	-	43,080

Software – Cost	83,753	(3,877)	34,127	(9,378)	104,625
Software – Depreciation	(39,193)	1,021	(17,035)	499	(54,708)
Other	14,104	-	6,844	(7,605)	13,343
	58,664	(2,856)	23,936	(16,484)	63,260

	230,087	(130,236)	22,973	(16,484)	106,340

(a) As a result of the sale of 70% interest in AUSA (Note 1), the Company wrote-off the goodwill corresponding to the portion sold of 50%, out of the 60% originally acquired, in the amount of R$127,380.

	Consolidated
	01/01/2012			2012
	Balance	Addition	Write-down	Balance
Goodwill	(restated)			(restated)
AUSA	152,856	-	-	152,856
Cipesa	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land	(10,430)	(11,690)	-	(22,120)
	183,113	(11,690)	-	171,423
Other intangible assets
Software – Cost	60,490	30,710	(7,447)	83,753
Software – Accumulated depreciation	(27,839)	(13,858)	2,504	(39,193)
Other	14,006	98	-	14,104
	46,657	16,950	(4,943)	58,664

	229,770	5,260	(4,943)	230,087

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

11. Intangible assets --Continued

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2014 and 2018 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets resulted in the need for recognizing a provision for impairment in the year ended December 31, 2013 in the amount of R$963 (R$11,690 in 2012), related to the goodwill on acquisition of CIPESA. The goodwill recorded in CIPESA was evaluated comparing the market values of lands.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

12. Loans and financing

			Company				Consolidated
Type	Maturity	Annual interest rate	2013	2012	01/01/2012	2013	2012	01/01/2012
				(restated)			(restated)
Certificate of Bank Credit - CCB (i)	June 2014 to July de 2017	0.59% to 2.20% + CDI / 117% to 123% of CDI	550,053	867,155	775,389	550,052	1,118,553	936,476
Promissory notes (ii)	December 2013	125% of CDI	-	80,159	231,068	-	80,159	231,068
National Housing System - SFH (iii)	July 2014 to January 2018	8.30% to 11.00% + TR	699,131	227,376	156,911	1,088,258	704,758	367,304
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	-	1,064	3,125	-	1,064	3,881
			1,249,184	1,175,754	1,166,493	1,638,310	1,904,534	1,538,729

Current portion			376,047	356,781	721,788	590,386	613,973	943,388
Non-current portion			873,137	818,973	444,705	1,047,924	1,290,561	595,341

(i)    On May 9, 2013, the Company issued Certificates of Bank Credit (CCB) in the amount of R$217,000, with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the fiduciary assignment of these real estate receivables. On October 7, 2013 the Company settled all obligations arising from this issuance.

(ii)   On December 20, 2012, the public distribution with restrict efforts of the 3rd issuance of commercial promissory notes, in sole series, in the amount of R$80,000 was approved. On December 16, 2013, the Company made the payment of the total balance of this obligation.

(iii)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and count on secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

On October 7, 2013, the Company took out a loan of the Real Estate Finance System (SFI) in the amount of R$300,000 and final maturity in July 2017, secured guarantee represented by first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these ventures to provide funds only for housing projects. This contract has clauses that restrict the ability of taking some actions, and may require the early maturity in case these clauses are not fulfilled. As of December 31, 2013 the Company is compliant with all of its contractual obligations.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments become due as follows:

	Company			Consolidated
Maturity	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
2012	-	-	721,788	-	-	943,388
2013	-	356,781	49,208	-	613,973	123,340
2014	376,053	436,324	163,174	590,393	701,401	210,510
2015	489,883	261,023	126,982	642,321	397,519	152,006
2016	275,118	105,528	-	296,464	161,883	83,180
2017	106,898	16,098	105,341	107,901	29,758	26,305
2018 forwards	1,232	-	-	1,231	-	-
	1,249,184	1,175,754	1,166,493	1,638,310	1,904,534	1,538,729

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

12. Loans and financing —Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2013 and 2012 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at cost of each venture and land, according to the use of funds, and included the profit or loss for the year based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 9.14% to 10.14% as of December 31, 2013 (11.61% in 2012).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	2013	2012	2013	2012
		(restated)		(restated)
Total financial charges for the period	243,504	242,571	309,006	285,964
Capitalized financial charges	(88,931)	(98,974)	(132,183)	(121,944)

Financial expenses (Note 25)	154,573	143,597	176,823	164,020

Financial charges included in “Properties for sale”

Opening balance	135,582	108,450	239,327	274,478
Capitalized financial charges	88,931	98,974	132,183	121,944
Charges included in profit or loss (Note 24)	(81,653)	(71,842)	(157,212)	(157,095)

Closing balance (Note 6)	142,860	135,582	214,298	239,327

13. Debentures

					Company			Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2013	2012	01/01/2012	2013	2012	01/01/2012
					(restated)			(restated)
Third program /first placement - Fifth placement (i)	250,000	120% of CDI	May 2018	-	129,569	253,592	-	129,569	253,592
Sixth placement (ii)	100,000	CDI + 1.30%	June 2014	151,513	137,763	124,851	151,513	137,763	124,851
Seventh placement (iii)	600,000	TR + 10.17%	December 2017	551,855	601,200	601,234	551,855	601,200	601,234
Eighth placement /first series (v)	288,427	CDI + 1.95%	October 2015	294,073	291,956	293,819	294,073	291,956	293,819
Eighth placement /second series (v)	11,573	IPCA + 7.96%	October 2016	14,216	13,411	12,680	14,216	13,411	12,680
First placement (Tenda) (iv)	600,000	TR + 9.21%	October 2015	-	-	-	409,561	562,004	613,024
				1,011,657	1,173,899	1,286,176	1,421,218	1,735,903	1,899,200

Current portion				354,271	184,279	1,286,176	563,832	346,360	1,899,200
Non-Current portion	-			657,386	989,620	-	857,386	1,389,543	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures--Continued

Current and non-current installments fall due as follows.

	Company			Consolidated
Maturity	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
2012	-	-	1,286,176	-	-	1,899,200
2013	-	184,279	-	-	346,360	-
2014	354,271	329,358	-	563,832	529,281	-
2015	299,093	300,000	-	499,093	500,000	-
2016	158,292	156,642		158,292	156,642
2017 onwards	200,001	203,620		200,001	203,620
	1,011,657	1,173,899	1,286,176	1,421,218	1,735,903	1,899,200

(i)      On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years. Under the 3rd Debenture Placement Program of Gafisa, the Company placed series of 25,000 debentures in the total amount of R$250,000.

On April 12, 2013, with the re-ratification on April 18, 2013, the Board of Directors approved the conditions to be provided to the debenture holders of the 5th placement 2nd Series because of the scheduled renegotiation established in the Indenture, on conditions that are identical to those effective in such indenture. On these same dates, the conditions were disclosed to debenture holders, who could accept the conditions and hold the debenture through maturity or reject them, having ensured the acquisition right by the Issuer. On May 6, 2013, the Company paid the interest established in the indenture of the 5th placement Debentures, and acquired the debentures related to the non-renegotiation option, in the amount of R$130,203, not having other restrictive covenants to be fulfilled regarding this placement. On January 21, 2014, the totality of debentures of this program was cancelled.

(ii)     On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months, and the interest of the 1st series was adjusted to CDI+1.50%-2.00%, and that of the 2nd series to CDI+1.50%-3.25% . In October 2010, the Company made the early redemption of the 1st series of this placement in the amount of R$150,000.

(iii)    On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, with semi-annual amortization between June 2013 and December 2017 over five years. The funds raised through this placement shall be used in the finance of real estate ventures.

                                  On March 27, 2013, the change in the maturity schedule of the 7th Placement of Debentures of the Company was unanimously approved, and became effective as follows: R$25,000 on June 5, 2013, R$25,000 on December 5, 2013, R$25,000 on June 5, 2014, R$25,000 on December 5, 2014, R$75,000 on June 5, 2015, R$ 75,000 on December 5, 2015, R$75,000 on June 5, 2016, R$ 75,000 on December 5, 2016, R$100,000 on June 5, 2017, R$ 100,000 on December 5, 2017. On the same date, the calculation parameters of the placement remuneration were adjusted.

                                  On October 1, 2013, the substitution of the Fiduciary Agent of the 7th Placement of Debentures of the Company was unanimously approved, this duty being currently performed by Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

(iv)    On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual amortizations between October 1, 2012 and October 1, 2015. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)     On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

(vi)    On June 19, 2013, the subsidiary Tenda approved the public distribution with restricted efforts of the 2nd Placement of simple nonconvertible debentures, with secured guarantee and additional personal guarantee, to be revalidated in general and additional personal guarantee, in sole series in the amount of R$250,000, with maturity in 24 months. The placement is guaranteed by the fiduciary disposal of shares of Alphaville Urbanismo S.A. held by the subsidiary Shertis Empreendimentos e Participações S.A. and the guarantee of the Company and the subsidiary AUSA. On December 10, 2013 the issuer settled the obligations of this placement as provided for in the indenture.

As mentioned in Note 4.2, as of December 31, 2013, the balance of cash in guarantee to loans in investment funds in the amount of R$74,305 (R$21,005 in 2012) in the Company statements, and R$105,380 (R$95,887 in 2012) in the consolidated statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures--Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2013 and 2012 are as follows:

	2013	2012
Fifth placement		(restated)
Total account receivable plus inventory of finished units required to be either greater than or equal to 2.2 times net debt or below zero	n/a	3.73 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a	3.58%

Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times net debt less venture debt (3)	-6.21 times	46.13 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-31.6%	7.6%
Total account receivable plus unearned revenue plus total inventory of finished units required to be at least 1.5 times net debt plus payable for purchase of properties plus unappropriated cost	2.79 times	1.85 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-4.31 times	36.51 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-31.16%	7.6%

	2013	2012
First placement – Tenda		(restated)

Total accounts receivable plus inventory required to be either greater than or equal to 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.

	-2.49 times	-3.19 times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-56.97%	-41.97%

Total account receivable plus unearned revenue plus total inventory of finished units required to be greater than 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost

	56.85 times	6.18 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(ii) to 5(x) are as follows:

		Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Assignment of receivables:
CCI obligation Jun/09 - Note 5(ii)	-	-	-	12,295	14,666	21,407
CCI obligation Jun /11 - Note 5(iii)	13,407	24,362	46,283	17,146	40,376	124,754
CCI obligation Sep/11 - Note 5(iv)	-	8,729	171,210	-	8,729	172,285
CCI obligation Dec/11 - Note 5(v)	5,654	11,590	47,505	13,686	16,864	72,384
CCI obligation May/12 - Note 5(vi)	-	11,179	-	-	20,824	-
CCI obligation Jul/12 - Note 5(vii)	2,578	7,561	-	2,578	7,561	-
CCI obligation Nov/12 - Note 5(viii) (a)	-	-	-	10,639	113,431	-
CCI obligation Dec/12 - Note 5(ix)	35,831	62,325	-	35,831	62,325	14,734
CCI obligation Dec /13 - Note 5(x)	5,675	-	-	17,154	-	-
FIDC obligation – Note 5(xi)	5,337	-	-	6,381	-	-
Other	5,719	7,037	31,911	4,187	5,523	30,515
	74,201	132,783	296,909	119,897	290,299	436,079

Current portion	50,184	70,360	32,567	82,787	134,339	54,825
Non-current potion	24,017	62,423	264,342	37,110	155,960	381,254

Regarding the above transactions, except for item (a),  the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, not having right of recourse above this limit.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

15. Payables to venture partners

		Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Payable to venture partners (a)	100,000	200,000	300,000	103,814	266,565	401,931
Usufruct of shares (b)	19,536	30,048	39,963	19,866	57,141	71,255

	119,536	230,048	339,963	123,680	323,706	473,186

Current portion	108,742	110,513	139,907	112,886	161,373	219,796
Non-current portion	10,794	119,535	200,056	10,794	162,333	253,390

The current and non-current portions fall due as follows:

	Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
2012	-	-	139,907	-	-	219,796
2013	-	110,513	100,056	-	161,373	126,723
2014	108,742	108,741	100,000	112,886	142,713	126,667
2015	6,080	6,081	-	6,080	11,179	-
2016	3,574	3,573	-	3,574	6,388	-
2017 onwards	1,140	1,140	-	1,140	2,053	-
Total	119,536	230,048	339,963	123,680	323,706	473,186

(a)   In the Company’s statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of December 31, 2013, the SCP has capital of R$113,084 (represented by 13,084,000 Class A shares held by the Company and 100,000,000 Class B shares held by other venture partners). The SCP will preferably use these funds to acquire ownership interests and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of December 31, 2012, payables to venture partners were recognized in the amount of R$200,000, maturing on February 1, 2014. The venture partners receive a minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate. As of December 31, 2013, the amount accrued totaled R$3,814 (R$6,373 in 2012). The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2013, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such shares. As of December 31, 2013, the Company is in compliance with these clauses.

        The dividend amounts are reclassified into financial expenses in the financial statements.

(b)   The company entered into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000, recorded based on amortized cost using the effective interest of the transaction in profit or loss. As of December 31, 2013, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$13,400 (Note 9).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

16. Other obligations

		Company			Consolidated
	2012	2013	2012	01/01/2012	2013	2012	01/01/2012
			(restated)			(restated)
Acquisition of interests	2.286	5,102	2,286	2,286	5,102	21,679	19,735
Provision for penalties for delay in construction works	8.883	6,873	8,883	12,675	14,530	36,249	44,471
Cancelled contract payable	2.363	9,457	2,363	3,662	38,901	57,458	70,524
FIDC payable (a)	-	-	-	-	-	9,592	2,950
Warranty provision	28.345	23,087	28,345	25,009	53,006	73,934	53,715
Deferred sales taxes (PIS and COFINS)	21.772	24,841	21,772	29,596	40,461	24,257	100,977
Provision for net capital deficiency (Note 9)	35.570	43,600	35,571	19,486	25,448	19,239	13,806
Long-term suppliers		14,754	33	7,661	29,780	2,535	10,502
Other liabilities	13.781	11,733	13,747	34,887	39,386	32,657	104,390

	113.000	139,447	113,000	135,262	246,614	277,600	421,070

Current portion	90.953	101,296	90,953	98,773	176,740	196,346	289,831
Non-current portion	22.047	38,151	22,047	36,489	69,874	81,254	131,239

(a)   Refers to the operation of assignment of receivables portfolio. On May 28, the Company entered into an agreement with the shareholders of Gafisa FIDC for the assignment of the totality of subordinated shares it owned in the Fund. As provided in the agreement, the Company received R$5,008 in cash and R$2,911 in real estate receivables previously assigned to Gafisa FIDC. The remaining shareholders of Gafisa FIDC settled the fund and in exchange they received a portion in cash and another portion in real estate receivables originated from Gafisa and its subsidiaries. Gafisa maintained on these receivables the obligation of completely formalizing the guarantee to the assignee under the risk of repurchase in case of non formalization or default. The remaining amount of this obligation is maintained in the heading “Obligations for assignment of receivables”, which as of December 31, 2013, amounts to R$5,337 in the Company’s balance and R$6,381 in the consolidated balance.

17. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the year ended December 31, 2013, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at January 1, 2012 (restated)	91,735	1,894	14,968	108,597
Additional provision (Note 24)	32,572	87	20,256	52,915
Payment and reversal of provision not used	(14,722)	(1,609)	(16,814)	(33,145)
Balance at December 31, 2012 (restated)	109,585	372	18,410	128,367
Additional provision (Note 24)	41,146	(117)	22,613	63,642
Payment and reversal of provision not used	(35,263)	-	(17,147)	(52,410)
Balance at December 31, 2013	115,468	255	23,876	139,599

Current portion	47,988	255	23,876	72,119
Non-current portion	67,480	-	-	67,480

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at January 1, 2012 (restated)	114,177	15,852	39,760	169,789
Additional provision (Note 24)	51,696	837	42,399	94,932
Payment and reversal of provision not used	(27,258)	(2,019)	(27,084)	(56,361)
Balance at December 31, 2012 (restated)	138,615	14,670	55,075	208,360
Additional provision (Note 24)	48,844	(152)	29,709	78,402
Payment and reversal of provision not used	(47,289)	(590)	(29,852)	(77,731)
AUSA - Payment and reversal of provision not settled	551	(12,346)	692	(11,103)
Balance at December 31, 2013	140,722	1,582	55,624	197,928

Current portion	47,988	255	23,876	72,119
Non-current portion	92,734	1,327	31,748	125,809

(a)    Civil, tax and labor claims

(i)     As of December 31, 2013, the provisions related to civil claims include R$67,480 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$13,784, are backed by guarantee insurance. In addition, there are judicial deposits amounting to R$48,823, and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well (Note 19.1).

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

As of December 31, 2013, the Company and its subsidiaries have deposited in court the amount of R$95,343 (R$101,456 in 2012) in the Company’s statements and R$127,405 (R$130,371 in 2012) in the consolidated statement (Note 7) in connection with the previously mentioned legal claims.

(ii)    The former subsidiary AUSA, current associate, is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS was revised and considered by the attorneys responsible for the claims as possible.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(a)    Civil, tax and labor claims --Continued

According to the negotiation of the sale of controlling interest of 70% in AUSA to Private Equity AE Investimentos e Participações S.A., it was agreed in the purchase and sale contract that the Company would cover the court costs in the event of unfavorable decision. The contingency amount considered by the legal advisor as possible, totals R$15,925 as of December 31, 2013 (R$12,327 in 2012, classified as likelihood of probable loss).

(iii)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(iv)   Lawsuits in which likelihood of loss is rated as possible

In addition, as of December 31, 2013, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. For purposes of improving the presentation and comparability of legal claims, the Company reviewed the criteria for estimating possible claims, according to the history of probable processes and the specific analysis of main claims. According to the criterion, the likelihood of loss considered possible amounted to R$435,046 (R$228,548 in 2012), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts and civil claims related to, among others, the discussion on the building of venture and contractual cancellation of acquired land.

	Company			Consolidated
	2013	2012	2013	2012
		(restated)		(restated)
Civil claims	64,026	42,890	331,976	111,663
Tax claims	39,248	46,241	45,413	54,675
Labor claims	36,227	33,120	57,657	62,210
	139,501	122,251	435,046	228,548

(b)     Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the granting of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2013, the Company and its subsidiaries have restricted cash which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(c)     Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 29 properties where its facilities are located, the monthly cost amounting to R$1,066 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of December 31, 2013, the Company, through its subsidiaries, has long-term obligations in the amount of R$20,163 (R$163 in 2012), related to the supply of the raw material used in the development of its real estate ventures.

18. Payables for purchase of properties and advances from customers

		Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Payables for purchase of properties	115,397	108,039	203,284	262,902	256,263	346,787
Adjustment to present value (Note 6)	(873)	(923)	(4,433)	(873)	(2,010)	(1,595)
Advances from customers
Development and sales - Note 5(i)	39,868	22,895	57,297	48,220	132,789	194,648
Barter transaction - Land (Note 6)	165,703	150,396	30,111	178,100	187,041	168,393

	320,095	280,407	286,259	488,349	574,083	708,233

Current portion	284,366	246,218	232,792	408,374	503,889	561,666
Non-current portion	35,729	34,189	53,467	79,975	70,194	146,567

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity

19.1.  Capital

As of December 31, 2013, the Company's authorized and paid-in capital amounts to R$2,740,662 (R$2,735,794 in 2012), represented by 435,559,201 (433,229,779 in 2012) registered common shares, without par value, of which 19,099,486 were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

In 2013, 10,000,000 shares of the First Program and 8,500,000 of the Second Program were acquired in the market, totaling 18,500,000 shares held in treasury through the repurchase program of shares issued by the Company and the subsidiary Tenda (Note 9).

Treasury shares - 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
02/18/2013	1,000,000	4.3316	0.23%	3,530	4,336
04/05/2013	121,000	3.9689	0.03%	427	481
04/16/2013	1,660,000	4.0512	0.38%	5,860	6,732
04/17/2013	500,000	3.8376	0.11%	1,765	1,921
04/18/2013	719,000	3.9114	0.17%	2,538	2,815
04/22/2013	2,000,000	4.0352	0.46%	7,060	8,079
06/07/2013	4,000,000	3.8972	0.92%	14,120	15,606
12/10/2013	1,000,000	3.5411	0.23%	3,530	3,545
12/11/2013	500,000	3.5000	0.11%	1,765	1,752
12/19/2013	2,500,000	3.7550	0.57%	8,825	9,398
12/20/2013	1,500,000	3.8391	0.34%	5,295	5,765
12/23/2013	1,000,000	3.8070	0.23%	3,530	3,811
12/30/2013	2,000,000	3.5454	0.46%	7,060	7,098
	19,099,486	3.8258	4.39%	67,421	73,070

(*)   Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the effect of occasional volatilities.

Treasury shares – 12/31/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,824	1,731

(*)   Market value calculated based on the closing share price at December 31, 2012 (R$4.71), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of legal claims (Note 17(a)(i)).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.1.  Capital --Continued

In 2013 and 2012, capital increases were approved in the amounts of R$4,868 and R$1,637, respectively, with the issuance of 2,329,422 and 530,220 new common shares, respectively.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
January 1, 2012	432,099
Exercise of stock options	530
Outstanding shares as of December 31, 2012	432,629
Exercise of stock options	2,330
Repurchase of treasury shares	(18,500)
Outstanding shares as of December 31, 2013	416,459
Treasury shares	19,099
Paid-in shares as of December 31, 2013	435,558

Weighted average shares outstanding	426,300

19.2.  Allocation of profit (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

On December 20, 2013, the distribution of interest on equity was approved, charging the account of profit for this year, in the gross amount of R$130,192.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2013.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Allocation of profit (loss) for the year --Continued

Net income for 2013	867,443
(-) Absorption of accumulated losses balance	(235,582)
(-)Legal reserve (5%)	(31,593)
(=) Calculation basis	600,268
Minimum mandatory dividend (25%)	150,067
Interest on equity declared for the year (i)	130,192
(-) Withholding income tax (IRRF) on interest on equity	(13,045)
Dividend to be declared	32,920
(-) Reserve for investments	437,156

Minimum mandatory dividend per share in Reais	0.3603

(i)            As permitted by the legislation and provided for in the By-laws of the Company, the distribution of interest on equity (JCP), calculated based on the long-term interest rate (TJLP), which is deductible for purposes of income tax, when distributed, can be considered as a portion of minimum mandatory dividends. The net amount of R$117,147 related to the JCP was settled on February 12, 2014.

According to Article 47 of the By-laws of the Company, it is mandatory to set up a reserve for investments. As provided for in said article, the recognition of said reserve should be at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the operations of the Company and its subsidiaries, including through the subscription of capital increases or creation of new ventures, participation in consortia or other types of agreement for carrying out the corporate purpose.

As of December 31, 2013, the retained earnings reserve was set up as provided for in Article 196 of Law 6,404/76, with the purpose of allocating it to future investments, in the amount of R$437,156. The retention for 2013 is in line with the business plan approved by the Board of Directors of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.3.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the years ended December 31, 2013 and 2012, are as follows:

	2013	2012
		(restated)
Gafisa	17,263	18,319
Tenda	156	580
	17,419	18,899

Alphaville		8,740
		27,639

 (i)   Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2010, 2011, 2012 and 2013, which follow the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2013 and 2012, including the respective weighted average exercise prices are as follows:

	2013		2012
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	9,742,400	1.32	16,634,974	9.81
Options granted	5,383,627	1.86	7,639,048	1.66
Options exercised (i)	(2,329,422)	2.09	(530,220)	3.09
Options substituted	-	-	(9,264,253)	8.28
Options expired	-	-	(579,774)	8.49
Options forfeited	(888,477)	0.39	(4,157,375)	7.58

Options outstanding at the end of the period	11,908,128	1.47	9,742,400	1.32

Vested options at the end of the year	-	-	-	-

(i)    In the year ended December 31, 2013, the amount received through exercised options was R$4,867 (R$1,637 in the year ended 2012).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.3.  Stock option plan -- Continued

As of December 31, 2013, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,908,128	8.76	2.76	-	-

During the year ended December 31, 2013, the Company granted 5,383,627 options in connection with its stock option plan comprising common shares (7,639,048 options granted in 2012).

The fair value of the new options granted in 2013 totaled R$11,048 (R$11,063 in 2012 related to the new options granted and R$4,277 of incremental value related to the options that were substituted) which was determined based on the following assumptions:

	2013		2012
Pricing model	Binomial	MonteCarlo	Binomial	MonteCarlo
Exercise price of options (R$)	R$ 4.05	R$4.08 e R$0.01	R$2.73	R$2.73 e R$0.01
Weighted average price of options (R$)	R$ 4.05	R$ 1.11	R$2.73	R$0.73
Expected volatility (%) – (*)	40%	40%	40%	40%
Expected option life (years)	12.43 years	2.45 years	11.03 years	1.97 year
Dividend income (%)	1.90%	1.90%	1.90%	1.90%
Risk-free interest rate (%)	7.23%	7.23%	7.85%	7.85%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2013, the amount of R$14,939 (R$14,784 in 2012), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.3.  Stock option plan -- Continued

During the years ended December 31, 2013 and 2012, the Company did not grant options in connection with its stock option plans comprising common shares.

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

	Consolidated
	2013	2012
		(restated)
Profit (loss) before income and social contribution taxes, and statutory interest	239,368	(261,585)
Income tax calculated at the applicable rate - 34%	(81,385)	88,939
Net effect of subsidiaries taxed by presumed profit	(2,316)	20,346
Tax losses (tax loss carryforwards used)	4,694	(630)
Income from equity method investments	2,507	18,905
Effect of the profit from discontinued operations	(89,398)	-
Stock option plan	(5,923)	(6,426)
Other permanent differences	(18,443)	(623)
Charges on payables to venture partners	6,847	(1,825)
Reversal of extemporaneous credit	-	38,834
Tax benefits recognized (not recognized)	180,605	(177,742)
	(2,812)	(20,222)

Tax expenses - current	(23,690)	(17,403)
Tax income (expenses) - deferred	20,878	(2,819)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes

The Company recognized tax assets on tax losses and income and social contribution taxes carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and underlain by internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of December 31, 2013 and 2012, the Company did not recognize any deferred tax assets calculated on the tax loss.

As of December 31, 2013 and 2012, deferred income and social contribution taxes are from the following sources:

		Company			Consolidated
	2013	2012	01/01/2012	2013	2012	01/01/2012
Assets		(restated)			(restated)
Provisions for legal claims	47,464	43,645	36,923	67,296	71,872	57,728
Temporary differences – PIS and COFINS deferred	7,918	7,477	17,274	15,566	20,000	35,755
Provisions for realization of non-financial assets	2,698	1,888	11,981	22,852	15,902	31,672
Temporary differences – CPC adjustment	21,733	22,370	45,103	31,819	37,128	85,865
Other provisions	39,684	42,479	41,995	76,736	108,936	102,002
Income and social contribution tax loss carryforwards	86,848	119,478	69,055	288,711	334,418	247,872
Tax credits from downstream acquisition	9,226	11,799	8,793	9,226	11,799	8,793
Tax benefits not recognized	(12,327)	(222,279)	(150,079)	(274,534)	(527,399)	(343,982)
	203,244	26,857	81,045	237,672	72,656	225,705

Liabilities
Negative goodwill	(91,323)	(91,323)	(90,101)	(91,323)	(96,347)	(95,125)
Temporary differences –CPC adjustment	(36,822)	(3,594)	(14,862)	(127,790)	(3,594)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(26,000)	4,134	(42,883)	(75,211)	(58,536)	(218,971)
	(154,145)	(90,783)	(147,846)	(294,324)	(158,477)	(328,958)

Total net	49,099	(63,926)	(66,801)	(56,652)	(85,821)	(103,253)

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

Company
2013			2012
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

255,435	255,435	-	351,406	351,406	-

Deferred tax asset (25%/9%)

63,859	22,989	86,848	87,852	31,627	119,479

Recognized deferred tax asset

54,795	19,726	74,521	20,145	7,252	27,397

Unrecognized deferred tax asset

9,064	3,263	12,327	67,707	24,375	92,082

Consolidated
2013			2012
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

849,150	849,150	-	983,582	983,582	-

Deferred tax asset (25%/9%)

212,288	76,424	288,712	245,896	88,522	334,418

Recognized deferred tax asset

54,795	19,726	74,521	20,144	7,252	27,396

Unrecognized deferred tax asset

157,493	56,698	214,191	225,752	81,270	307,022

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income and social contribution tax is as follows:

Company

2014

4,124

2015

46,534

2016

531

2017

9,120

2018

17,871

2019 onwards

140,999

219,179

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of secured guarantee for the recovery of its products in the cases of default during the construction period. As of December 31, 2013 and 2012, there was no significant credit risk concentration associated with clients.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2013, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from June 2014 and June 2017. The derivative contracts are as follows:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments --Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	2013	2012
								(restated)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	-	2,198
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	-	1,938
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	-	1,641
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	-	1,123
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	-	923
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	-	332
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	30/09/2015	03/31/2016	-	414
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	31/03/2016	09/30/2016	-	94
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	-	436
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	-	2,722
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	-	2,366
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	978	2,096
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	128	865
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	(91)	907
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(306)	492
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	(236)	584
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(255)	170
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	(35)	366
							183	19.667

					Current		183	9,224
					Non-current		-	10,443

During the year ended December 31, 2013, the amount of R$5,103 (R$6,151 in 2012) in the Company’s statements and in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments--Continued

(i)    Risk considerations --Continued

c)    Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate liquidity risk, and to optimize the weighted average cost of capital, the Company and its subsidiaries constantly monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to stick to the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	376,053	765,001	108,130	-	1,249,184
Debentures (Note 13)	354,271	457,385	200,001	-	1,011,657
Payables to venture partners (Note 15)	108,742	9,654	1,140	-	119,536
Suppliers	51,415	-	-	-	51,415
	890,481	1,232,040	309,271	-	2,431,792

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

	Company
Year ended December 31, 2012 (restated)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	356,781	697,347	121,626	-	1,175,754
Debentures (Note 13)	184,279	629,358	360,262	-	1,173,899
Payables to venture partners (Note 15)	110,513	114,822	4,713	-	230,048
Suppliers	44,484	-	-	-	44,484
	696,057	1,441,527	486,601	-	2,624,185

	Consolidated
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,393	938,785	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,385	200,001	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,453	1,605,824	310,273	-	3,262,550

	Consolidated
Year ended December 31, 2012 (restated)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	613,973	1,098,920	191,641	-	1,904,534
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	154,763	-	-	-	154,763
	1,276,469	2,282,093	556,724	3,620	4,118,906

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (derived prices); and

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk--Continued

Fair value classification--Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2013 and 2012 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	39,032	-	-	215,194	-
Short-term investments (Note 4.2)	-	1,241,026	-	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-	-	183	-
Accounts receivable (Note 5)	-	1,216,902	-	-	2,223,668	-

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
		(restated)			(restated)
Financial assets
Cash equivalents (Note 4.1)	-	95,836	-	-	587,956	-
Short-term investments (Note 4.2)	-	307,704	-	-	979,799	-
Derivative financial instruments (Note 21.i.b)	-	10,568	-	-	19,667	-
Accounts receivable (Note 5)	-	1,064,016	-	-	3,313,944	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,254,757	-	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,019,298	-	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	103,870	-	-	125,719	-
Suppliers	-	51,415	-	-	79,342	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
		(restated)			(restated)
Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,364,107	-	-	1,959,621	-
Debentures (Note 21.ii.a)	-	1,224,468	-	-	1,799,105	-
Payables to venture partners (Note 21.ii.a)	-	236,299	-	-	353,970	-
Suppliers	-	44,484	-	-	154,763	-

       In the years ended December 31, 2013 and 2012 there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

 (ii)  Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

a)    Fair value measurement --Continued

(i)     The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)    The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The main consolidated carrying amounts and fair values of financial assets and liabilities at December 31, 2013 and 2012 are as follows:

	Company
	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	39,032	39,032	95,836	95,836
Short-term investments (Note 4.2)	1,241,026	1,241,026	307,704	307,704
Derivative financial instruments	183	183	10,568	10,568
Trade accounts receivable (Note 5)	1,216,902	1,216,902	1,064,016	1,064,016

Financial liabilities
Loans and financing (Note 12)	1,249,184	1,254,757	1,175,754	1,364,107
Debentures (Note 13)	1,011,657	1,019,298	1,173,899	1,224,468
Payables to venture partners (Note 15)	119,536	121,060	230,048	236,299
Suppliers	51,415	51,415	44,484	44,484

	Consolidated
	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	215,194	215,194	587,956	587,956
Short-term investments (Note 4.2)	1,808,969	1,808,969	979,799	979,799
Derivative financial instruments (Note 21(i)(b))	183	183	19,667	19,667
Trade accounts receivable (Note 5)	2,223,668	2,223,668	3,313,944	3,313,944

Financial liabilities
Loans and financing (Note 12)	1,638,310	1,641,503	1,904,534	1,959,621
Debentures (Note 13)	1,421,218	1,428,859	1,735,903	1,799,105
Payables to venture partners (Note 15)	123,680	125,719	323,706	353,970
Suppliers	79,342	79,342	154,763	154,763

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

a)     Risk of debt acceleration

As of December 31, 2013, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

b)     Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•  The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•  Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•  The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•  In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

b) Market risk -- Continued

•  Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•  Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•  The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•  The opportunities for development may decrease.

•  The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

•  Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•  Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•  Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments —Continued

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2013 and 2012.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	2013	2012	2013	2012
		(restated)		(restated)
Loans and financing (Note 12)	1,249,184	1,175,754	1,638,310	1,904,534
Debentures (Note 13)	1,011,657	1,173,899	1,421,218	1,735,903
Obligations assumed on assignment of receivables (Note 14)	74,201	132,783	119,897	290,299
Payables to venture partners (Note 15)	119,536	230,048	123,680	323,706
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(1,280,058)	(403,540)	(2,024,163)	(1,567,755)
Net debt	1,174,520	2,308,944	1,278,942	2,686,687
Equity	3,190,724	2,535,445	3,214,483	2,685,829
Equity and net debt	4,365,244	4,844,389	4,493,425	5,372,516

 (iv) Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2013 and 2012, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered a CDI rate of 9.78%, a TR of 0.31%, a INCC rate of 8.09%, a General Market Prices Index (IGP-M) of 5.46% and a National Consumer Price Index – Extended (IPCA) of 5.73%.

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
		(restated)	(restated)	(restated)	(restated)
Short-term investments	Increase/decrease of CDI	34,325	17,163	(17,163)	(34,325)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823

Net effect of CDI variation		(51,300)	(25,059)	30,350	59,729

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370

Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	87,466	43,733	(43,733)	(87,466)
Properties for sale	Increase/decrease of INCC	67,826	33,913	(33,913)	(67,826)

Net effect of INCC variation		155,292	77,646	(77,646)	(155,292)

Accounts receivable	Increase/decrease of IGP-M	24,705	12,353	(12,353)	(24,705)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181

Net effect of IGP-M variation		22,524	11,263	(11,263)	(22,524)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company			Consolidated
Current accounts	2013	2012	01/01/2012	2013	2012	01/01/2012
		(restated)			(restated)
Assets
Current account (c):
Total SPEs	163,130	39,726	34,162	80,804	70,355	232,071
Condominium and consortia (b) and thirty party’s works (a)	1,743	73,559	33,513	1,743	94,529	34,811
Loan receivable (d)	98,272	80,327	59,066	136,508	115,089	95,208
Dividends receivable	7,443	43,209	50,471	-	-	49,269
	270,588	236,821	177,212	219,055	279,973	411,359

Current portion	172,316	156,494	118,146	82,547	164,884	317,005
Non-current	98,272	80,327	59,066	136,508	115,089	95,208

Liabilities
Current account (c):
Condominium and consortia (b)	-	-	(30,586)	-	-	(30,717)
Purchase/sale of interests	(39,100)	(36,172)	(25,000)	(39,100)	(138,228)	(33,768)
Total SPEs and Tenda	(163,075)	(437,042)	(142,611)	(94,578)	-	(170,436)
	(202,175)	(473,214)	(198,197)	(133,678)	(138,228)	(234,921)

Current portion	(202,175)	(473,214)	(198,197)	(133,678)	(138,228)	(234,921)

(a)   Refers to operations in third-party’s works.

(b)   Refers to transactions between the consortia leader, partners and condominiums.

(c)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

(d)   The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable by the Company is shown below:

		Company
	2013	2012	01/01/2012	Nature	Interest rate
		(restated)
Engenho	15	-	-
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	2,279	7,108	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,201	15,330	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,929	2,605	1,636	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	1,056	884	860	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.	-	-	3,443	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	6,066	4,992	2,119	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	3,863	3,435	11	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	411	-	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	62,441	13	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	15	344	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	137	44,708	113	Construction	10% p.a. + TR
Manhattan Comercial II	65	14	54	Construction	10% p.a. + TR
Target	-	-	1,056	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	3,794	894	-	Construction	12% p.a. + IGPM
Total Company	98,272	80,327	59,066

		Consolidated
	2013	2012	01/01/2012	Nature	Interest rate
		(restated)
Engenho	15	-	11	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	2,279	7,108	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,201	15,330	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,929	2,605	1,636	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	1,056	884	860	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	6,066	4,992	3,443	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,863	3,435	2,119	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	411	-	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	62,441	13	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	15	344	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	137	44,708	113	Construction	10% p.a. + TR
Manhattan Comercial II	65	14	54	Construction	10% p.a. + TR
Target	-	-	1,056	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	3,794	894	-	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,998	17,190	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	7,183	6,354	5,585	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,003	3,977	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,589	3,224	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	4,710	3,264	1,251	Construction	12% p.a. + IGPM
Fit Roland Garros Emp. Imob. Ltda.	-	-	4,461	Construction	-
Other	753	753	1,531	Construction	Several
Total consolidated	136,508	115,089	95,208

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

In the year ended December 31, 2013 the recognized financial income from interest on loans amounted to R$6,193 (R$2,333 in 2012) in the Company’s financial statements and R$12,182 (R$3,034 in 2012) in the consolidated financial statements (Note 25).

Information regarding management transactions and compensation is described in Note 26.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$1,428,286, as of  December 31, 2013 (R$1,991,658 in 2012).

23. Net operating revenue

Company

Consolidated

2013

2012

2013

2012

Gross operating revenue

(restated)

(restated)

Real estate development, sale, barter transactions and construction services

1,418,024

1,336,205

2,618,737

2,784,983

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

9,989

(11,444)

81,122

255,495

Taxes on sale of real estate and services

(126,861)

(121,781)

(218,648)

(235,392)

Net operating revenue

1,301,152

1,202,980

2,481,211

2,805,086

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2013	2012	2013	2012
Cost of real estate development and sale:	(restated)			(restated)
Construction cost	(507,519)	(549,158)	(1,137,678)	(1,272,282)
Land cost	(171,536)	(224,197)	(327,721)	(446,428)
Development cost	(44,623)	(39,506)	(133,350)	(131,449)
Capitalized financial charges (Note 12)	(81,653)	(71,842)	(157,212)	(157,095)
Maintenance / warranty	(14,987)	(21,607)	(34,578)	(55,119)
Provision for cancelled contracts (Note 5)	-	-	(73,227)	(214,431)
	(820,318)	(906,310)	(1,863,766)	(2,276,804)

Commercial expenses:
Marketing expenses	(29,482)	(49,154)	(54,128)	(100,725)
Brokerage and sale commission	(68,127)	(47,138)	(125,076)	(96,594)
Customer Relationship Management expenses	(14,095)	(6,222)	(25,878)	(12,751)
Other	(5,756)	(10,578)	(10,567)	(21,676)
	(117,460)	(113,092)	(215,649)	(231,746)

General and administrative expenses:
Salaries and payroll charges	(52,230)	(52,408)	(92,574)	(103,843)
Employee benefits	(4,697)	(4,713)	(8,398)	(9,432)
Travel and utilities	(2,629)	(2,638)	(4,865)	(5,489)
Services	(9,351)	(13,537)	(17,306)	(29,114)
Rents and condominium fees	(6,189)	(6,210)	(9,820)	(10,840)
IT	(8,713)	(8,744)	(17,519)	(19,970)
Stock option plan (Note 19.3)	(17,263)	(18,319)	(17,419)	(18,899)
Reserve for profit sharing (Note 26.iii)	(35,886)	(29,433)	(59,651)	(47,709)
Other	238	(2,853)	(6,471)	(6,912)
	(136,720)	(138,855)	(234,023)	(252,208)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(63,642)	(52,915)	(78,402)	(94,932)
Income from equity method investments in unincorporated venture (“SCP”)	(34,733)	25,937	-	-
Other	302	537	(7,709)	(6,083)
	(98,073)	(26,441)	(86,111)	(101,015)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

25. Financial income (expenses)

	Company		Consolidated
	2013	2012	2013	2012
Financial income		(restated)		(restated)
Income from financial investments	30,404	14,166	56,095	40,046
Financial income on loans (Note 22)	6,193	2,333	12,182	3,034
Interest income	763	1,247	1,405	2,268
Other financial income	357	548	11,401	10,471
	37,717	18,294	81,083	55,819
Financial expenses
Interest on funding, net of capitalization (Note 12)	(154,573)	(143,597)	(176,823)	(164,020)
Amortization of debenture cost	(3,856)	(3,457)	(8,020)	(3,964)
Payables to venture partners	-	-	(14,805)	(11,545)
Banking expenses	(7,151)	(2,605)	(12,312)	(7,658)
Derivative transactions (Note 21 (i) (b))	(5,103)	6,151	(5,103)	6,151
Discount in securitization transaction	(7,268)	(18,871)	(8,820)	(30,167)
Offered discount and other financial expenses	(11,555)	(28,031)	(17,703)	(24,879)
	(189,506)	(190,410)	(243,586)	(236,082)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended  December 31, 2013 and 2012, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	7	3
Annual fixed compensation (in R$)	1,899	4,872	166
Salary / Fees	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation (in R$)	158	406	14
Total compensation	1,899	4,872	166
Profit sharing	-	11,615	-

	Management compensation
Year ended December 31, 2012	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	8	3
Annual fixed compensation (in R$)	1,791	5,113	138
Salary / Fees	1,772	4,834	138
Direct and indirect benefits	19	279	-
Monthly compensation (in R$)	149	426	11
Total compensation	1,791	5,113	138
Profit sharing	-	13,624	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(i)    Management compensation--Continued

The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2013 was established at R$18,586, as approved at the Annual Shareholders’ Meeting held on April 19, 2013.

(ii)   Sales

In the year ended December 31, 2013, the total sales of units sold in 2013 to the Management is R$3,915 (R$3,817 in 2012) and the total receivables is  R$5,845 (R$5,471 in 2012).

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2013 the Company recorded a provision for profit sharing amounting to R$35,886 in the Company’s  statement (R$29,433 in 2012) and R$59,651 in the consolidated statement (R$47,709 in 2012), in the account “General and Administrative Expenses" (Note 24).

Consolidated	2013	2012
		(restated)
Statutory Board	11,615	13,624
Other collaborators	48,036	50,387
	59,651	64,011
(-) Operations for sale		(16,302)
		47,709

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. After the end of the year, an assessment of the achievement of the Company’s targets is carried out, as well as of the collaborators, and the payment shall be made in April 2014.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(iii)   Profit sharing--Continued

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting, held on April 19, 2013, corresponding to R$18,586.

27. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2013 are as follows:

Insurance type	Coverage – R$ thousand
Engineering risks and guarantee for completion of work	1,901,210
Policy outstanding	500
Civil liability (Directors and Officers – D&O)	117,130
2,018,840

The assumptions adopted, given their nature, are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

28. Earning and loss per share

In accordance with CPC 41, the Company shall present basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted profit and loss per share. In view of the losses for the year ended December 31, 2012, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2013	2012
Basic numerator		(restated)
Proposed dividends and interest on capital	150,067	-
Undistributed profit (loss)	717,376	(127,043)
Undistributed profit (loss), available for the holders of common shares	867,443	(127,043)

Basic denominator (in thousands of shares)
Weighted average number of shares	426,300	432,246

Basic profit (loss) per share in Reais	2,0348	(0,2939)
Diluted numerator
Proposed dividends and interest on capital
Undistributed profit (loss)	150,067	-
Undistributed profit (loss), available for the holders of common shares	717,376	(127,043)
	867,443	(127,043)
Diluted denominator (in thousands of shares)
Weighted average number of shares	426,300	432,246
Stock options	2,584	-
Diluted weighted average number of shares	428,884	432,246

Diluted profit (loss) per share in Reais	2,0226	(0.2939)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income and Tenda, for ventures targeted at low income. With the sale of the controlling interest in AUSA (Note 1), the segment of land subdivisions is no longer assessed by the Company’s management.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

			Consolidated
	Gafisa S.A.	Tenda	2013
Net operating revenue	1,663,750	817,460	2,481,210
Operating costs	(1,111,550)	(752,216)	(1,863,766)

Gross profit	552,200	65,244	617,444

Selling expenses	(138,093)	(77,556)	(215,649)
General and administrative expenses	(136,720)	(97,303)	(234,023)
Depreciation and amortization	(51,488)	(11,526)	(63,014)
Financial expenses	(202,239)	(41,347)	(243,586)
Financial income	43,548	37,535	81,083
Tax expenses	5,839	(8,651)	(2,812)

Net profit (loss) for the year from continuing operations	363,725	(127,169)	236,556

Net profit (loss) for the year from discontinued operations	588,574	42,548	631,122

Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information --Continued

				(-) Operations	Consolidated
	Gafisa S.A.	Tenda	AUSA	held for sale	2012
					(restated
Net operating revenue	1,735,976	1,069,110	785,182	(785,182)	2,805,086
Operating cost	(1,338,138)	(938,666)	(377,071)	377,071	(2,276,804)

Gross profit (loss)	397,838	130,444	408,111	(408,111)	528,282

Selling expenses	(140,322)	(91,424)	(65,381)	65,381	(231,746)
General and administrative expenses	(138,872)	(113,336)	(94,025)	94,025	(252,208)
Depreciation and amortization	(64,670)	(15,568)	(2,262)	2,262	(80,238)
Financial expenses	(204,173)	(31,909)	(47,034)	47,034	(236,082)
Financial income	23,181	32,638	11,446	(11,446)	55,819
Tax expenses	(16,089)	(4,133)	(14,417)	14,417	(20,222)

Profit (loss) for the year from continuing operations	(158,205)	(123,602)	-	-	(281,807)

Profit (loss) for the year from discontinued operations	-	-	204,128	-	204,128

Customers (short and long term)	1,626,926	1,005,261	681,757	-	3,313,944
Inventories (short and long term)	1,056,622	837,105	272,697	-	2,166,424
Other assets	1,447,453	1,357,140	427,608	-	3,232,201

Total assets	4,131,001	3,199,506	1,382,062	-	8,712,569

Total liabilities	3,772,297	1,424,362	830,079	-	6,026,738

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of December 31, 2013:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to Guideline OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from customers less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	4,844,322
Appropriated sales revenue (A) (**)	(3,028,182)
Unappropriated sales revenue (B) (*)	1,816,140

Completed ventures (C)	1,179,400

Cumulative receipts (D) (**)	(1,904,922)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

Advances from customers
Appropriated revenue surplus (Note 18) (E)	54,316

Total accounts receivable from developments (Note 5) (-A+C+D+E)	2,356,976

 (*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the year.

The information on unappropriated sales revenue and contracted sales revenue does not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to the profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to profit or loss over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to profit or loss over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices.

30.2     As of December 31, 2013, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	737,579
Estimated cost to be incurred with units in inventory (*)	915,321
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,652,900

Estimated cost of units sold (*) (G)	3,446,839
Incurred cost of units sold (H) (**)	(2,124,764)
Unappropriated estimated cost of units sold (*) (I)	1,322,075

Total cost incurred and to be incurred (F+G)	5,099,739

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

(a) The amount of R$307,465 refers to units of cancelled developments not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the year.

30.3     As of December 31, 2013, the estimated profit to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,816,140
Unappropriated barter for land	183,995
2,000,135

Unappropriated cost of units sold (I)	(1,322,075)
Estimated profit	678,060

Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC). The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

30.4     As of December 31, 2013, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	3,028,182
Appropriated barter for land (**)	104,861
3,133,043

Incurred cost of units sold (H) (**)	(2,124,764)
Profit (**)	1,008,279

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the year.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment --Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of December 31, 2013.

2013

Total assets included in the structures of equity segregation of the purchase (*)	8,176,366
Total consolidated assets	8,183,030
Percentage	99.92%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

a)  On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produce all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of this financial statements has not issued any opinion.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

32. Additional Information

On November 11, 2013 the Provisional Measure 627 (MP 627/13) was published, amending the federal tax legislation on corporate income tax (IRPJ), social contribution on net income (CSLL), contribution to the social integration program (PIS) and tax for social security financing (COFINS). MP 627/13 provides for the following, among other matters:

•           Revocation of the Transitory Tax Regime (RTT), established by Law 11.941, of May 27, 2009;

•           Taxation of distributed or declared dividends in excess of the amount recorded in the tax balance sheet.

Considering that said MP 627 has a significant number of proposed amendments and that the Federal Revenue of Brazil shall, according to said MP, rule on several matters, it is possible that some of its provisions will be amended and/or clarified. Although MP 627 enters into effect on January 1, 2015, there is the possibility of opting (irreversibly) for its application as of January 1, 2014. Management does not have the intention of opting for the early adoption. However, based on the wording in effect, we estimate that said MP 627/13 does not produce significant accounting effects on the financial statements of the Company.

33. Subsequent events

On February 7, 2014, the Company disclosed a material fact informing to its shareholders and the market in general that its Board of Directors authorized the Company’s management to begin studies aimed at a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. Rothschild is the financial advisor of the Company in this process. In case the plan is approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015, with request to the Brazilian Securities Exchange Commission (CVM) for conversion of the registry of Tenda into A category, as publicly-held company authorized to trade its share in stock exchange, and its listing in the Novo Mercado of BM&FBOVESPA.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2013

(Amounts in thousands of Reais, except as otherwise stated)

OUTLOOK

Fourth quarter launches totaled R$1.6 billion, an 8.7% increase over 4Q12, and a significant increase in comparison with launches of R$498.3 million in 3Q13. For 2013, total launches were R$2.9 billion, a slight 2.2% decrease compared to 2012. The 2013 total was within the guidance range established by the Company.

Table 44. Guidance - Launches (2013)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Launches	R$2.7 – R$3.3 bi	2.9	97%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35 bi	1.1	88%
Alphaville Launches	R$1.3 – R$1.5 bi	1.5	107%
Tenda Launches	R$250 – R$450 mn	339	97%

As explained in this report, 2013 was also impacted by the resolution of Tenda and Gafisa legacy projects. As the contribution of these projects reduced throughout the year, the Company achieved results consistent with normalized operations, reaching an EBITDA margin adjusted by operational impacts from Alphaville of 17.4%.

Table 45. Guidance - Adjusted EBITDA Margin (2013E)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Data	12% - 14%	17.4%	173%

Note: The EBITDA margin presented in the guidance and for 2013 in this table is pro forma, and excludes the IFRS adjustments and the result of Alphaville transaction.

Consolidated 2013 delivery guidance was for deliveries between 13,500 and 17,500 units, with individual projections by business unit. During 2013, the Company delivered 13,842 units, reaching 89% of the mid-range of full-year guidance. Gafisa was responsible for delivering 22 projects/phases and 4,315 units, Tenda delivered 41 projects/phases and 7,027 units, while Alphaville delivered 5 projects and the remaining 2,500 units. The deviation from Alphaville’s projected guidance relates to delays in getting final documentation for the delivery of units.

Table 46. Other Relevant Indicators – Delivery Estimates

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Amounts	13,500 – 17,500	13,842	89%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	4,315	102%
# Alphaville Delivery	3,500 – 5,000	2,500	59%
# Tenda Delivery	6,500 – 7,500	7,027	101%

Based on the new configuration of Gafisa’s portfolio, the Company finalized a new business plan for the five-year period from 2014 to 2018. The budget process took into account important assumptions and guidelines for the development of projects in the coming years. These include the expected size of Gafisa and Tenda’s operations, the amount of capital allocated to each operation, the appropriate level of leverage for the Company’s operations, the respective expected returns for each business unit, and, in particular, the Company’s commitment to capital discipline and shareholder value generation.

2014 launch guidance ranges from R$2.1 to R$2.5 billion, reflecting the Gafisa segment’s continued regional focus and the expansion of Tenda’s new business model.

Launch Guidance (2014E)

Table 47 - Guidance - Launches (2014E)

Guidance (2014)
Consolidated Launches	R$2.1 – R$2.5 bi
Breakdown by brand
Gafisa Launches	R$1.5 – R$1.7 bi
Tenda Launches	R$600 – R$800 mn

With the completion of the sale of the Alphaville stake in the last quarter of the year, the Company enters 2014 with a solid liquidity position. As disclosed in this release, following the completion of the transaction, the Company`s Net Debt/Equity ratio reached 36.1% at the end of 4Q13. Given this scenario, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, measured by the same Net Debt/Equity ratio.

Table 48 - Guidance - Leverage (2014E)

Guidance (2014E)
Consolidated Data	55% - 65% Net Debt / Equity

The Company is also providing guidance as to the adequacy of its administrative structure. The ratio between administrative expenses and launch volume for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 we expect to reach 7.0%.

Table 49. Guidance - Administrative Expenses / Launches Volume (2014E)

Guidance (2014E)
Gafisa	7.5%
Tenda	Not Applicable

Table 50. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 51 - Guidance - Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

FISCAL COUNCIL’S REPORT ON THE FINANCIAL STATEMENTS

The undersigned members of the Fiscal Council of Gafisa S.A. (“Company”), in the performance of the duties assigned to them as established in Article 163 of Law No. 6.404/76, after examining the management report and the financial statements of the Company for the year ended December 31, 2013, and the accompanying Notes and Report of Independent Auditors (the “Documents”), express a favorable opinion on the Documents and are favorable to their approval at the Annual Shareholders’ Meeting of the Company to be convened.

The Opinion Report of the Fiscal Council was signed by Olavo Fortes Campos Rodrigues Júnior, Adriano Rudek de Moura and Luis Fernando Brum de Melo. I hereby declare that this document is identical to the original drawn up in the proper book.

São Paulo, February 26th, 2014.

MANAGEMENT’S STATEMENT ON THE FINANCIAL STATEMENTS

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on the financial statements for the period ended December 31, 2013; and

ii)   Management has reviewed and agreed with the financial statements for the period ended December 31, 2013.

Sao Paulo, February 26th, 2014

GAFISA S.A.

Management

MANAGEMENT’S STATEMENT ON THE AUDITORS’ REPORT

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on the financial statements for the period ended December 31, 2013; and

Management has reviewed and agreed with the financial statements for the period ended December 31, 2013.

Sao Paulo, February 26th, 2014

GAFISA S.A.

Management

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on February 26, 2014

1. DATE, TIME AND PLACE: On February 26, 2014, at 9 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of this Audit Committee attended the meeting, the instatement and approval quorum were verified, exempting, therefore, its summoning.

3. RESOLUTIONS: It was resolved, unanimously, by the present members and without any restrictions:

3.1. The opinion of the Audit Committee members was to recommend for the Board of Directors the approval of the Board of Directors of the final version of the documents related to the fiscal year ended on 12.31.2013, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of February 26, 2014.

3.2. After analysis presented on the perspective of performing the Deferred Income tax calculated in accordance to the Business Plan for the years of 2014 and following, recommend to the Board of Directors its final approval (as set forth in CVM’s Regulation No. 371/02).

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures:  Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Nelson Machado and Maurício Marcellini Pereira.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council

held on February 26, 2014

1. DATE, TIME AND PLACE: On February 26, 2014, at 2 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company and representatives of KPMG, external auditor of the Company, for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: It was resolved, unanimously, by the present Fiscal Council Members and without any restrictions:

3.1. The Fiscal Council members manifested in favor of the final version of the documents related to the fiscal year ended on 12.31.2013, as follows: Administration Report and Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of February 26, 2014.

3.2. After analysis presented on the perspective of performing the Deferred Income Tax, calculated in accordance to the Business Plan for the year of 2014, as set forth in CVM’s Regulation No. 371/02, they appreciated and recommended to the Board of Directors its final approval.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures:  Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Adriano Rudek de Moura and Luis Fernando Brum de Melo.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6,404/76, after examining the Administration Report and Company’s Financial Statements related to the fiscal year ended on 12.31.2013, along with the Explanatory Notes and the Accounting Firm Report (the “Documents”), expressed an opinion in favor of the Documents and manifested in favor of the approval by the Annual General Meeting of the Shareholders of the Company to be summoned.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Adriano Rudek de Moura and Luis Fernando Brum de Melo. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, February 26, 2014.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on February 26, 2014

1. Date, Time and Place: On February 26, 2014, at 11 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided:

4.1. As set forth in the terms of Article 142, V, Law 6,404/76 and Article 22 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of administration report and Company’s financial statements related to the fiscal year ended on 12.31.2013, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of February 26, 2014.

4.2. Recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of the following proposal for allocation of net profits concerning the fiscal year ended 12.31.2013:

Allocation of Net Profits
Net profit of the year	R$867,442,195.74
Accumulated losses	R$235,581,511.92
Legal reserve	R$31,593,034.19
Tax incentive reserves (ICMS and Income Tax)	-

Subtotal (i)	R$600,267,649.63

Mandatory minimum dividends	R$150,066,912.41
Interest on Capital (gross) (ii)	R$130,192,023.82

Interest on capital (net)	R$117,146,996.95
Dividends to Pay (iii)	R$32,919,915.4568822
Dividends to pay per share (treasury shares excluded)	R$0.080398423217 per share

Subtotal (i) – (ii) – (iii)	R$437,155,710.35

Statutory reserve (Article 47, §2º, (c) of Bylaws)	R$437,155,710.35

4.3. Approve the analysis presented on the perspective of performing the Deferred Income Tax, calculated in accordance to the Business Plan for the year of 2014, as set forth in CVM’s Regulation No. 371/02.

4.4. To propose, for deliberation of the annual shareholders’ general meeting, that the Board of Directors further establishes the date of payment of the dividends, within the calendar year of 2014, based on the shareholding position of April 25, 2014 (after closing of trading session), for shareholders holding shares negotiated at BM&FBovespa, and of April 30, 2014 for shareholders holding ADRs negotiated at NYSE, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 28, 2014.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

Gafisa

Grandes ideias para viver bem

Earnings Release | 4Q13 and 2013

GAFISA RELEASES 4Q13 AND  2013 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, February 26, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder,

today reported financial results for the quarter and full year ended December 31, 2013.

MANAGEMENT COMMENTS AND 2013 HIGHLIGHTS

The closing of 2013 marks the completion of the Company’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company's exposure to unprofitable businesses and markets. This process evolved positively throughout the last two years in several fronts - including improvement in margins and cash generation, and culminated with the sale of a 70% stake in Alphaville, which unlocked significant value and contributed to a reduction in the Company's leverage, adjusting its capital structure.

In the beginning of 2012, significant changes took place to our strategic positioning, including the implementation of a new organizational structure, segmented by brand and with individual business heads, along with a redefinition of the way each business unit should perform. Having achieved the targets set for the initial phase of turnaround, and recognizing that cash flow was no longer a priority, we developed a plan for 2013 which sought to better balance cash generation, investment, profitability and deleveraging, in order to begin a new cycle of sustainable growth at the Company.

Gafisa ended 2013 having achieved solid operational and financial results during the period. Launches of R$1.6 billion in 4Q13 and R$2.9 billion in 2013 were in line with the full year launch guidance disclosed. Pre-sales of R$1.3 billion in the fourth quarter and R$2.6 billion in 2013 demonstrate ongoing healthy demand. Throughout 2013, the reduced operational complexity, coupled with Gafisa’s strategic consolidation and the resumption of Tenda launches, we observed a gradual evolution in the Company's margins. The gross margin reached 31.2% in 2013, compared to 24.4% in 2012 before interests.

Cash generation was a highlight in 2013, and particularly so in the last half of the year. The Company recorded cash generation of R$667.6 million in 2013 in both the Gafisa and Tenda operations, reaching free cash flow of R$97.3 million in the period.

The Alphaville transaction represented a cash inflow of R$1.5 billion and contributed significantly to the 4Q13 net income, which reached R$921.3 million and resulted in a year-end figure of R$ 867.4 million. With the proceeds of the transaction, we were able to adjust the Company’s capital structure, reducing leverage, and reaching a net debt/equity ratio of 36%.

The proceeds from the completion of the Alphaville transaction are being used to repay approximately R$700 million in corporate debt scheduled to mature by December 2014. In addition to the reduction in debt, funds were allocated to the remuneration of the Company's shareholders through the payment of approximately R$130 million in interest on capital in February and an additional R$32 million in supplementary dividends to be paid in 2014, according to the proposal to be approved by the Annual General Meeting of Shareholders. We also launched a new stock buyback program, underscoring Gafisa’s confidence in the Company’s value and future prospects.

Finally, at the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for years to come, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

Gafisa enters 2014 on a strong footing, having benefited from all the initiatives implemented in the last two years. The reduction of our operational complexity, the adequacy of our cost structure and expenses, the new operating model at Tenda and the consolidation of Gafisa’s strategic positioning, coupled with the financial flexibility achieved by the sale of a stake in Alphaville, are all important steps in preparing the Company for future challenges.

On February 7, 2014, we announced that the Board is studying a potential separation of the Gafisa and Tenda business units into two public and independent companies. The separation would be the next step in a comprehensive plan initiated by management to enhance and reinforce the ability of each business to generate value. The management team that executed the turnaround process is now set to lead Gafisa and Tenda in a profitable and sustainable manner, as the brands embark on a new phase in the Company’s history.

 We are confident in our Company’s  prospects in coming years, and are ready to pursue opportunities to grow and develop the business.

Finally, I would like to remind you that this year Gafisa celebrates its 60th year of operations, a milestone in the history of the Brazilian real estate industry. There have been so many achievements during this time, written in the development of over 1,100 buildings, condominiums and commercial properties, but more important is the intensity, determination and passion that we have to continue to move forward.

Congratulations Gafisa!

Duilio Calciolari

Chief Executive Officer – Gafisa S.A.

CONSOLIDATED FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$704.7 million in the fourth quarter, an expansion of 10.6% compared with the previous year and 12.2% compared to 3Q13. In 2013, net revenue reached R$2.5 billion.

▲       Gross profit for 4Q13 was R$222.0 million, up from R$173.5 million in 3Q13 and from the R$91.5 million registered in 4Q12. Gross margin rose to 31.5% in the fourth quarter, versus 27.6% in the 3Q13 and 16.1% in the 4Q12. For the year 2013, gross profit totaled R$617.4 million and gross margin was 24.9%, compared to R$528.8 million and a gross margin of 18.8% in 2012.

▲       Adjusted EBITDA was R$978.9 million in the 4Q13 and R$1,3 billion in 2013, reflecting Alphaville operation. Excluding the result of the Alphaville operations, adjusted EBITDA reached R$138.9 million in the 4Q13 and R$430.6 million for the year.

▲       Net income in the 4Q13 was R$921.3 millionand R$867.4 million in 2013, impacted by the recent sale of Alphaville.

▲       Operating cash generation reached R$259.1 million in the 4Q13 and R$667.7 million in 2013, resulting inpositive free cash flow of R$178.0 million in the 4Q13 and R$97.3 million for the year. Note that this result does not include proceeds from the Alphaville transaction.

CONSOLIDATED OPERATING RESULTS

▲       Launches totaled R$1.6 billion in the 4Q13, a 224.9% sequential increase and an 8.7% y-o-y rise. Launches for 2013 totaled R$2.9 billion, a slight drop over 2012. This figure is within the range of 2013 launch guidance of R$2.7 to R$3.3 billion.

▲       Consolidated pre-sales totaled R$1.3 billion in the 4Q13, compared to R$429.0 million in the 3Q13 and R$905.2 million in the previous year. In 2013 sales reached R$2.5 billion, dropping 4.5%in relation to 2012.Sales from launches represented 60% of the total, while sales from inventory comprised the remaining 40%.

▲       Consolidated sales over supply (SoS) reached 24.8% in the 4Q13 and 10.6% in the previous quarter. In 2013, SoS reached 38.7%.

▲       Consolidated inventory at market value increased R$347.7 million on a sequential basis, reaching R$4.0 billion.

▲       Throughout the 4Q13 the Company delivered 26 projects, encompassing 6,063 units. In the year, Gafisa Group delivered 13,842 units, in line with the full-year delivery guidance of 13,500 to 17,500.

For comparison purposes, the consolidated operating results presented above and throughout this earnings release still include 100% of Alphaville’s operating performance in 2013.

ANALYSIS OF RESULTS

Net Income for the Year – R$867.4 million

Net income for the 4Q13 reached R$921.3 million and the net result was R$867.4 million in 2013. Excluding the proceeds from the sale of a stake in Alphaville, net income was R$81.3 million in 4Q13 and R$27.4 million in the year.

Below is a brief explanation regarding the main effects that impacted the result quoted above.

Pro Forma Ex-Effect AUSA Sale	4Q13	2013
Net Income	921,284	867,444
( - ) Alphaville 30% Stake Revaluation	(375,853)	(375,853)
( - ) Net Gain from the Sale of 70% Stake in Alphaville	(464,157)	(464,157)
Net Income Ex-Alphaville Sale Operation	81,274	27,434

Gross Margin Expansion - Operational Efficiency and Reversal of Provisions

Throughout 2013, the reduced contribution and complexity of Tenda legacy projects, coupled with the consolidation of Gafisa operations in São Paulo and Rio de Janeiro and the resumption of Tenda launches under a new business model, contributed to a gradual improvement in the Company's margins. As the volume of legacy projects diminished, the contribution of newer projects resulted in increased profitability. Reported gross profit increased from R$158.3 million in 1Q13 to R$222.0 million at the end of the 4Q13, and gross margin, which was 23.7% at the start of the year, reached 31.5% in 4Q13. The Company ended 2013 with gross income of R$617.4 million with a gross margin of 24.9%.

In 4Q13, gross margin was impacted by the reversal of provisions for some Gafisa and Tenda construction works totaling around R$34.2 million. As the Company has been able to improve controls and the management of its operations, provisions intended to cover adjustments to and/or changes in old projects budgets may be reversed at the time the development is completed.

Currently, R$8.9 million worth of provisions could be reversed as projects are completed.

Alphaville Operations - Result of the Transaction and Revaluation of Stake

The completion of the sale of a stake in Alphaville in the 4Q13 contributed significantly to quarterly results. With the transaction finalized in the 4Q13 and respective cash inflow, net income was impacted as follows: (i) by the final result of the sale of 70% stake in Alphaville, net of taxes and costs, which was R$464.2 million, and (ii) by the impact of R$375.8 million related to the revaluation to fair value of the remaining portion of 30% in Alphaville.

The revaluation of the remaining 30% stake in Alphaville is necessary to comply with CPC 36 (R3), since this determines the write-off in the record of any non-controlling shareholders in the former subsidiary on the date in which control is lost, including any components of other income attributed to them. Furthermore, it should be evaluated and recognized at fair value any investment retained in the former subsidiary, in the date that control is lost.

RECENT EVENTS

Completion of Sale of Stake in Alphaville Urbanismo S.A. (AUSA)

On December 9, 2013 Gafisa announced the completion of the agreement to sell a 70% stake in Alphaville to private equity firms Blackstone and Pátria. Gafisa retained a 30% stake. The sale valued AUSA at R$2.0 billion.

The proceeds from the transaction totaled R$1.54 billion, of which R$1.25 billion was received through the sale of shares, and R$290 million was received as a dividend distributed by Alphaville. All conditions precedent to the completion of the transaction have been met, including obtaining regulatory approvals from governmental departments.

Payment of Interest on Equity and Share Buyback Program

With the completion of the sale of the Alphaville stake, the Company’s Board of Directors, in a meeting held on December 20, 2013, approved the payment of interest on equity to its shareholders in the amount of R$130,192,095.57, representing R$0.31112217224 per share. Such payment was effective February 12, 2014.

Additionally, Tenda’s Board of Directors also approved a new share buyback program, considering a maximum amount of 32,938,554 common shares from its parent Company, Gafisa, which is in addition to the previous program already effected. The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not obligate the Company to acquire any particular amount of shares in the market. The program may be suspended by Tenda at any time. By February 27, 2014, the program had already acquired approximately 15 milion shares, around 47% of the maximum.

On this date, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions, which can repurchase the remaining balance of shares.

Evaluation of a Potential Split of the Gafisa and Tenda Business Units

On February 7, 2014, the Company announced that its Board of Directors approved the analysis by the Company´s management of a  possible separation of the Gafisa and Tenda business units.

The Board of Directors intends to evaluate the separation studies in the following months, analyzing possible alternatives for structuring and execution that take into consideration a number factors that are in the best interests of shareholders.

The separation would be the next step in a comprehensive plan initiated by management to enhance value creation for the Company and its shareholders.

The main objectives of this separation process are to:

      i.        enable shareholders to allocate resources between the two companies according to their interests and investment strategies;

     ii.        enable both companies to respond faster to the opportunities in their target markets;

    iii.        establish sustainable capital structures for each company, based on its risk profile and strategic priorities;

    iv.        give greater visibility to the market on the individual performance of the companies, enabling better assessment of intrinsic value;

     v.        increase the ability to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with the specific results of each business.

After initial evaluation and if approved by the Board of Directors, the separation plan will be submitted to a vote by shareholders at a Shareholders Meeting. The transaction should be concluded in 2015, upon request to the Brazilian Securities and Exchange Commission to convert Tenda registration to category A, as a publicly held Company authorized to trade its shares in the market.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the separation.

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	4T13	3T13	T/T (%)	4T12	A/A (%)	2013	2012	A/A (%)
Launches	1,619,260	498,348	224.9%	1,489,760	8.7%	2,886,204	2,951,961	-2.2%
Launches, units	5,276	2,041	158.4%	5,120	3.0%	11,072	8,947	23.8%
Pre-sales	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%
Pre-sales, units	4,785	1,902	151.6%	3,097	54.5%	10,187	7,157	42.4%
Pre-sales of Launches	973,431	173,491	461.1%	760,410	28.0%	1,502,867	1,729,560	-13.1%
Sales over Supply (SoS)	24.8%	10.6%	1,425 bps	20.0%	481 bps	38.7%	42.1%	-341 bps
Delivered projects	1,156,700	493,794	134.2%	1,327,531	-12.9%	2,468,588	4,583,482	-46.1%
Delivered projects, units	6,063	3,106	95.2%	9,378	-35.3%	13,842	27,107	-48.9%

Net Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%
Gross Profit	221,999	173,503	28.0%	91,457	142.7%	617,445	528,282	16.9%
Gross Margin	31.5%	27.6%	387 bps	16.1%	1539 bps	24.9%	18.8%	605 bps
Adjusted Gross Margin¹	37.9%	34.4%	346 bps	21.0%	1684 bps	31.2%	24.4%	679 bps
Adjusted EBITDA ²	978,949	140,000	599.2%	10,577	9,155.1%	1,270,639	379,037	235.2%
Adjusted EBITDA Margin ²	138.9%	22.3%	11,662 bps	1.9%	13,704 bps	51.2%	13.5%	3,770 bps
Adjusted Net Income (Loss) ²	896,078	23,786	3,667.2%	-81,615	1,1997.9%	885,098	-58,782	1,605.7%
Adjusted Net Margin ²	127.1%	3.8%	12,336 bps	-14.4%	14,152 bps	35.7%	-2.1%	3,777 bps
Net Income (Loss)	921,284	15,777	5,739.0%	-101,412	1,008.5%	867,443	-127,043	168.3%
Net Earnings (Loss) per Share (R$)	2.212	0.037	5,856.1%	-0.234	1,043.7%	2.083	-0.294	809.3%
Outstanding shares ('000 final)	416,460	424,781	-2.0%	432,630	-3.7%	416,460	432,630	-3.7%

Backlog revenues	1,795,408	1,900,224	-5.5%	2,597,696	-30.9%	1,795,408	2,597,696	-30.9%
Backlog results ³	614,135	624,313	-1.6%	1,449,745	-57.6%	614,135	1,449,745	-57.6%
Backlog margin ³	34.2%	32.9%	135 bps	39.4%	-523 bps	34.2%	39.4%	-523 bps
Net Debt + Investor Obligations	1,159,044	2,858,095	-59.4%	2,396,389	-51.6%	1,159,044	2,396,389	-51.6%
Cash and cash equivalents	2,024,163	781,606	159.0%	1,567,755	29.1%	2,024,163	1,567,755	29.1%
Shareholder’s Equity	3,190,724	2,216,828	43.9%	2,535,445	25.8%	3,190,724	2,535,445	25.8%
Shareholder’s Equity + Minority shareholders	3,214,483	2,267,662	41.8%	2,685,829	19.7%	3,214,483	2,685,829	19.7%
Total Assets	8,183,030	8,199,677	-0.2%	8,712,569	-6.0%	8,183,030	8,712,569	-6.0%
(Net Debt + Obligations) / (Equity + Minority)	36.1%	126.0%	-	89.2%	-	36.1%	89.2%	-

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority and Alphaville operation results.

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Results by Segment

Table 2 – Main Operational & Financial Numbers - Contribution by Segment – 2013

Operating Indicators	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$000)	1,311,945	878,339	278,304	2,468,588
Deliveries (% contribution)	53%	36%	11%	100%
Deliveries (units)	4,315	7,027	2,500	13,842
Launches (R$000)	1,085,341	338,776	1,462,087	2,886,204
Launches (% contribution)	38%	12%	51%	100%
Launches (units)	1,998	2,660	6,414	11,072
Pre-Sales (R$000)	961,200	490,403	1,062,255	2,513,858
Pre-Sales (% contr.)	38%	20%	42%	100%
Financial Indicators	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Net Revenues (R$000)[1]	1,663,751	817,460	-	2,481,211
Revenues (% contribution)	67.1%	32.9%	-	100.0%
Gross Profit (R$000) [1]	552,201	65,244	-	617,425
Gross Margin (%)	33.2%	8.0%	-	24.9%
Adjusted EBITDA[2] (R$000)	1,301,111	-30,472	-	1,270,639
Adjusted EBITDA Margin (%)	78.2%	-3.7%	-	51.2%

1) Alphaville results recognized as available for sale.

2) For purposes of demonstration, this value does not represent the sum of Gafisa + Tenda due to IFRS

Updated Status of the Turnaround Strategy

Gafisa Segment

During 2013, the Gafisa segment consolidated its strategy of focusing on the markets of São Paulo and Rio de Janeiro. The recovery in gross margin reflects the reduced participation of projects outside core markets in Gafisa’s results.

At the close of 2013, pro forma backlog revenue for the Gafisa Segment totaled around R$1.6 billion, of which around R$8.8 million relates to projects located in discontinued markets. The projects outside core markets comprised only 3 ongoing construction sites and around 1,100 units under construction, whose delivery is scheduled for 2014.

Table 3. Operational Wrap Up - Gafisa Turnaround (R$000 and units)

		4Q13			4Q12
	SP+RJ	Other Markets	Total	SP+RJ	Other Markets	Total
Main Indicators
PSV in Inventory	1,827,794	272,416	2,100,210	1,659,206	324,888	1,983,694
Units in Inventory	3,049	579	3,628	2,932	715	3,647
Projects under construction	46	3	49	52	6	58
Units to be delivered	11,532	1,100	12,632	12,542	2,456	14,998
Cost to be incurred	1,411,124	48,256	1,459,380	1,673,828	273,862	1,947,690

During the year, the volume of dissolutions reached R$455.7 million, mostly concentrated in the 1H13, due to the large quantity of units delivered in 2012. As predicted, there was a normalization of cancellations in 2H13, with the last quarter of the year presenting the lowest volume of dissolutions in the last 24 months. Of the total dissolutions for the year, 63.0% refer to completed units and 33.2% to units in non-core markets. Of the 1,263 canceled units for the year, 50.8% were resold in the same period. In the core markets of São Paulo and Rio de Janeiro, 620 units were canceled with 63.4% resold in 2013.

 Table 4. Gross Sales and Dissolutions 2011 – 2013 (R$000) – Gafisa Segment by Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
SP+ RJ
Gross Sales	2,333,974	340,477	519,648	453,055	543,915	1,857,094	174,664	291,258	221,193	453,204	1,140,319
Dissolutions	(288,933)	(42,264)	(71,194)	(122,727)	(75,181)	(311,365)	(38,499)	(89,652)	(46,683)	(41,443)	(216,277)
Net Sales	2,045,041	298,213	448,454	330,328	468,734	1,545,729	136,165	201,606	174,510	411,761	924,042
Other Markets
Gross Sales	196,399	27,257	55,142	45,502	55,578	183,479	37,000	63,328	40,569	54,699	195,596
Dissolutions	(61,351)	(8,768)	(47,213)	(47,840)	(25,860)	(129,681)	(64,801)	(48,023)	(26,363)	(12,003)	(151,189)
Net Sales	135,048	18,489	7,929	(2,338)	29,718	53,798	(27,801)	15,305	14,206	42,696	44,406
Total
Gross Sales	2,530,373	367,734	574,790	498,556	599,493	2,040,574	292,689	354,585	261,762	507,903	1,416,939
Dissolutions	(350,284)	(51,032)	(118,407)	(170,566)	(101,041)	(441,047)	(191,572)	(137,674)	(73,046)	(53,446)	(455,738)
Net Sales	2,180,089	316,702	456,383	327,990	498,452	1,599,527	101,117	216,911	188,716	454,457	961,200

While projects located in São Paulo and Rio de Janeiro are performing well, the segment’s gross margin in 2013 was impacted by the poorer performance of projects outside core markets. The Company expects more normalized profitability levels from the 1H14. Excluding legacy projects in discontinued markets, the Gafisa Segment gross margin would have been 35.7%.

The sales speed for inventory outside of core markets remains lower than that of sales within core markets, particularly in São Paulo and Rio de Janeiro. The sale of this inventory and the run-off of legacy projects are on schedule and expected to conclude in 2014.

Tenda Segment

The year of 2013 was highlighted by the resumption of Tenda launches under a new business model, based on three basic pillars: operating efficiency, risk management and capital discipline. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco). Below is a brief description of the performance of these projects:

Table 5. New Tenda Launches under a New Model

Launches 2013	Novo Horizonte	Vila Cantuária	Itaim Paulista Life	Verde Vida	Jaraguá Life	Viva Mais	Campo Limpo

Launches	mar-13	mar-13	may-13	jul-13	aug-13	nov-13	dec-13
PSV Launched (R$000)	67,755	45,941	33,056	37,912	40,852	40,379	48,000
# Units	580	440	240	360	260	300	300
% PSV Sold (2013)	100%	60%	70%	76%	75%	28%	8%
% Transfer / Sale (2013)	98%	62%	73%	43%	73%	49%	-

Project
	Osasco - SP	Camaçari - BA	São Paulo - SP	Salvador - BA	São Paulo - SP	Rio de Janeiro - RJ	São Paulo - SP

Table 6. Wrap Up Operational Turnaround Tenda (R$000 and units)

		4Q13			4Q12
	New Model	Legacy	Total	New Model	Legacy	Total
Main Indicators
PSV in Inventory	127,979	490,452	618,431	-	826,671	826,671
Units in Inventory	913	2,963	3,876	-	5,552	5,552
Projects under construction	7	20	27	-	52	52
Units to be delivered	2,239	7,148	9,387	-	13,579	13,579
Cost to be incurred	110,099	111,226	221,325	-	460,629	460,629

The new operating model has resulted in a consistent reduction in the level of dissolutions from Tenda during the year. We expect this trend to be maintained over the coming quarters, due to the consolidation of the operational process of its new business model. During the 4Q13, sales cancellations declined to R$75.1 million from R$133.7 million in the 3Q13, and to R$317.6 million in the 4Q12. Since 1Q12, the volume of dissolutions reduced by 77.9%. For the year, the volume of dissolutions reached R$598.9 million, a decrease of 52.1% compared to the volume of R$1.2 billion in 2012. In the 1Q14, due to the concentration of the delivery of legacy projects, the volume of dissolutions is expected to be higher than in the 4Q13.

Of the 3,799 units experiencing sales cancellations in the Tenda segment and returned to inventory, 88.5% were resold during the year.

Table 7. Dissolutions  – Tenda Segment  (4Q11-3Q13) (R$000)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
New Projects
Gross Sales	-	-	-	-	-	13,656	57,011	59,713	84,491
Dissolutions	-	-	-	-	-	-	(2,126)	(7,433)	(6,293)
Net Sales	-	-	-	-	-	13,656	54,885	52,279	78,197
Legacy Projects
Gross Sales	248,241	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429
Total
Canceled Units	4,444	3,157	2,984	2,202	2,509	1,700	1,172	924	491
Gross Sales	248,241	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to new and qualified customers. Thus, Tenda’s new business model worked to improve its financial cycle, by reducing the average time required to conclude the contract signing, which has been halved from 14 months in 3Q12, to around 6 months in the 4Q13. Taking into account only projects launched within the new business model, the average time is 4 months.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014. The final phase of Tenda legacy projects ended 2013 with around 7 thousand units to be delivered.

Table 8. Run-off of Tenda Legacy Projects - Construction Sites and Evolution of Units Under Development (1Q14-4Q14)

	1Q14	2Q14	3Q14	4Q14/2015
# units	3,351	1,493	604	1,700

At the close of 4Q13 pro forma backlog revenue for the Tenda Segment totaled around R$253.1 million, being R$166.2 million related to legacy projects, compared to R$555 million in 4Q12.

Table 9. Evolution of Legacy Projects at Tenda – (4Q11-4Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
New Projects	0	0	0	0	0	101,132	86,611	122,815	127,979
Finished PSV	0	0	0	0	0	-	-	-	10,379
PSV Under construction	0	0	0	0	0	101,132	86,611	122,815	117,600
Legacy Projects	932,503	915,036	838,261	764,589	826,671	671,860	593,088	591,972	490,452
PSV Delivered Units	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280	312,854
PSV Under Construction	889,105	842,632	761,389	700,861	614,747	392,823	289,568	248,692	177,599
Total	932,503	915,036	838,261	764,589	826,671	772,992	679,699	714,787	618,431
PSV Delivered Units	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280	323,233
PSV Under Construction	889,105	842,632	761,389	700,861	614,747	493,955	376,180	371,507	295,199

Consolidated Operating Results

Consolidated Launches

Fourth quarter 2013 launches reached R$1.6 billion, an increase of 224.9% compared to 3Q13, and 8.7% over the 4Q12. Launches for 2013 totaled R$2.9 billion, down 2.2% over 2012. The launched volume is in line with the launch guidance presented by the Company in the beginning of the year of R$2.7 to R$3.3 billion.

37 projects/phases were launched across 11 states in 2013. In terms of PSV, Gafisa accounted for 38% of the launches for the year, Tenda 12% and Alphaville the remaining 50%.

Table 10. Consolidated Launches (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	679,154	107,248	533,3%	813,767	-16,5%	1,085,341	1,608,648	-32,5%
Alphaville Segment	851,726	287,455	196,3%	675,993	26,0%	1,462,087	1,343,313	8,8%
Tenda Segment	88,379	103,644	-14,7%	-	0,0%	338,776	-	0,0%
Total	1,619,260	498,348	224,9%	1,489,760	8,7%	2,886,204	2,951,961	-2,2%

Consolidated Pre-Sales

In the quarter, consolidated pre-sales totaled R$1.3 billion, an expansion of 206.0% compared to 3Q13, and 45.0% versus 4Q12. In 2013, sales from launches represented 60% of the total, while sales from inventory comprised the remaining 40%.

Table 11. Consolidated Pre-Sales (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	454,457	188,716	140.8%	498,452	-8.8%	961,200	1,599,528	-39.9%
Alphaville Segment	694,861	90,127	671.0%	436,442	59.2%	1,062,255	1,107,893	-4.1%
Tenda Segment	163,626	150,151	9.0%	-29,653	-651.8%	490,403	-74,318	-
Total	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply (SoS) expanded 24.8% in the 4Q13 and 10.6% in the previous quarter. Gafisa Group consolidated sales speed of launches reached 38.7% in the year.

Table 12. Consolidated Sales over Supply (SoS)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	17.8%	9.2%	93.5%	20.1%	-11.4%	31.4%	44.6%	-29.7%
Alphaville Segment	35.5%	7.9%	351.4%	35.0%	1.4%	45.6%	57.7%	-20.9%
Tenda Segment	20.9%	17.4%	20.5%	-3.7%	-662.4%	44.2%	-9.9%	-547.7%
Total	24.8%	10.6%	134.9%	20.0%	24.0%	38.7%	42.1%	-8.1%

Dissolutions

The Company has been achieving a consistent reduction in the level of dissolutions since the end of 2011, with quarterly dissolutions declining approximately 68.6% from R$573.8 million in 4Q11 to R$180.1 million in 4Q13. As expected, the most notable improvement occurred in Tenda, due to the implementation of its new business model, which, by conditioning the completion of the sale on the effective unit transfer, has shown significant improvement in the level of cancellations: since 4Q11 the Company achieved a 84.0% reduction in dissolutions. The Gafisa segment, in turn, also achieved a substantial reduction, with dissolutions declining 26.8% on a sequential basis and 52.5% compared to the previous year.

Of the 5,062 Gafisa and Tenda segment units that were canceled and returned to inventory in 2013, 79.1% were resold in the same year.

Projects & Unit Deliveries

The Company delivered 26 projects encompassing 6,063 units in the fourth quarter, with 1,110 units stemming from the Gafisa segment, 3,487 from Tenda and the remaining 1,466 from Alphaville. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not upon physical completion, which is prior to the delivery meeting. In 2013, projects delivered by the Gafisa Group comprised 13,842 units, equating to 89% of the mid-range of full-year delivery guidance of 13,500 to 17,500 for the year.

Inventory

The Gafisa Group inventory at market value increased R$347.7 million at the end of 4Q13, reaching R$4.0 billion. The market value of Gafisa inventory, which represents 52% of total inventory, increased to R$2.1 billion at the end of 4Q13, compared to R$1.9 billion in the previous quarter. The market value of Alphaville inventory was R$1.3 billion at the end of the 4Q13, a 19.6% increase compared to the 3Q13. Tenda inventory was valued at R$618.4 million at the end of 2013, compared to R$714.8 million at the end of the 3Q13.

Table 13. Inventory at Market Value (R$000)

	Inventories BoP 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Others	Inventories EoP 4Q13	% Q-o-Q
Gafisa Segment	1,863,859	679,154	53,446	454,457	11,654	2,100,210	12.7%
Alphaville Segment	1,057,405	851,726	51,637	694,861	50,842	1,265,113	19.6%
Tenda Segment	714,788	88,379	75,062	163,626	- 21,110	618,431	-13.5%
Total	3,636,052	1,619,260	180,145	1,312,944	41,386	3,983,754	9.6%

Table 14. Inventories at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
Gafisa Segment	313,867 313,867	449,392	841,152	216,676	279,123	2,100,210
Alphaville Segment	- -	448,640	250,615	407,366	158,492	1,265,113
Tenda Segment	44,153 48,	31,484	145,798	73,763	323,333	618,431
Total	358,021	929,516	1,237,565	697,805	760,848	3,983,754

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

Additional information concerning Gafisa Group inventories can be found in the appendix to this release.

Landbank

Gafisa’s consolidated landbank, with a PSV of approximately R$25.8 billion, is comprised of 153 different projects/phases that are located in core market regions. In line with the Company’s strategy, 37.0% of our landbank has been acquired through swaps – which require no cash obligation. During 2013, Gafisa expanded its landbank to support future growth plans with acquisitions totaling R$7.2 billion in PSV.

Table 15. Landbank – 4Q13

	PSV - R$ mm (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (% co)	Potential units (100%)
Gafisa Segment	6,478,182	38.5%	37.7%	0.8%	11,657	12,990
Alphaville Segment	16,921,266	100.0%	-	100.0%	89,730	150,849
Tenda Segment	2,427,604	25.8%	20.9%	4.9%	20,018	20,018
Total	25,827,052	37.0%	34.3%	2.7%	121,404	183,857

The table below summarizes changes in the Company’s landbank during the 4Q13.

Table 16. Changes in the Landbank – 4Q13

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
Gafisa Segment	5,343,612	1,565,232	-1,085,341	654,679	6,478,182
Alphaville Segment	11,434,261	6,520,000	-1,462,087	429,092	16,921,266
Tenda Segment	1,890,796	478,927	-338,776	396,656	2,427,604
Total	18,668,669	8,564,159	-2,886,204	1,480,427	25,827,052

The adjustments of the period reflect updates related to project scope, expected release date and inflationary adjustments to landbank for the period.

Consolidated Financial Results

Fourth-quarter Alphaville results are recognized in the Equity Method line. Reported results for 4Q13 reflect 100% of the financial results of Alphaville until Novemebr 30, 2013, and a 30% participation thereafter. For the other periods presented, the results reflect the eligible equity interest in each instance.

Revenues

On a consolidated basis, 4Q13 net revenues totaled R$704.7 million, an increase of 12.2% compared with the 3Q13 and 24.1% compared with the 4Q12. The result reflects high inventory sales during the 4Q13. For 2013, net revenue reached R$2.5 billion, a decrease of 11.5% compared to 2012, impacted by the lower launch volumes in Gafisa and Tenda’s net revenue reduction from the delivery of Tenda legacy projects. New launches are still in the final stages of revenues.

During the 4Q13, the Gafisa segment accounted for 69.5% of net revenues, while Tenda comprised the remaining 30.5%. In 2013 Gafisa accounted for 67.1% of revenues, while Tenda contributed the remainder. The below table presents detailed information on the makeup of revenues.

Table 17. Gafisa + Tenda - Pre-Sales and Recognized Revenues, by Launch Year (R$000)

		4Q13				4Q12
	Launch Year	Pre-Sales	% Pre-Sales	Revenues	% Rev	Pre-Sales	% Pre-Sales	Revenues	% Rev
Gafisa	Launches 2013	264,049	58%	42,736	9%	-	-	-	-
	Launches 2012	51,300	11%	66,402	14%	370,157	74%	59,321	16%
	Launches 2011	44,776	10%	172,452	35%	35,598	7%	86,727	23%
	Launches ≤ 2010	94,332	21%	208,263	42%	92,697	19%	219,328	59%
	Landbank	-	0%	- 0	0%	-	-	8,346	2%
	Total Gafisa	454,457	100%	489,853	100%	498,452	100%	373,722	100%
Tenda	Launches 2013	74,587	46%	42,927	20%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	12,419	8%	33,321	16%	-16,156	54%	7,418	4%
	Launches ≤ 2010	76,620	47%	115,557	54%	-13,497	46%	167,684	86%
	Landbank	-	0%	23,092	11%	-	-	18,923	10%
	Total Tenda	163,626	100%	214,897	100%	-29,653 29,653	100%	194,027	100%
Consolidated	Launches 2013	338,636	55%	85,663	12%	-	-	-	-
	Launches 2012	51,300	8%	66,402	9%	370,157	79%	59,321	10%
	Launches 2011	57,195	9%	205,774	29%	19,441	4%	94,145	17%
	Launches ≤ 2010	170,952	28%	323,820	47%	79,201	17%	387,012	68%
	Landbank	-	0%	23,091	3%	-	-	27,269	5%
Total	Total Gafisa Group	618,083	100%	704,750	100%	468,799	100%	567,749	100%

Additional information on the composition of Gafisa Group revenues can be found in the appendix to this earnings release.

Gross Profit

Gross profit for the period was R$222.0 million, an increase of 28.0% compared with R$173.5 million registered in 3Q13 and a 142.7% rise y-o-y from R$91.5 million in the 4Q12. Gross margin in the quarter reached 31.5%, an increase of 3.9 percentage points from the previous quarter. For 2013, gross profit was R$617.4 million and gross margin reached R$ 24.9% against R$528.3 million with a margin of 18.8% reported in 2012. Still, the gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013.

Additionally, gross margin in 4Q13 benefited from the reversal of provisions for some construction works totaling R$34.2 million. As the Company has been able to achieve greater control of its operations, provisions which were intended to cover adjustments to and/or changes in old projects budgets may be reversed at the time the developments are completed.

Table 18. Gafisa + Tenda - Gross Margin (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gross Profit	221,999	173,503	28.0%	91,547	142.5%	617,445	528,282	16.9%
Gross Margin	31.5%	27.6%	387 bps	16.1%	1539 bps	24.9%	18.8%	605 bps

Additional information regarding the breakdown of the Gafisa Group gross margin can be found in the appendix to this earnings release.

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$130.1 million in the 4Q13, a 9.2% decrease when compared with the R$143.4 reported in 4Q12 and 28.4% increase versus the 3Q13. This increase between the 3Q13 and 4Q13 reflects the adjustment in the provision for bonuses, which is usually held in the last quarter of the year, when the bonus metrics are checked against the closure of the financial statements. Excluding the bonus provision, general and administrative expenses decreased 7.6% compared to 3Q13 and 22.7% compared to 4Q12.

In 2013, selling, general and administrative expenses totaled R$449.7 million, a decrease of 7.1% compared to 2012, reflecting strategies to realign costs to the Company’s current size and the phase of its business cycle.

Selling expenses reached R$53.9 million in the 4Q13, a 16.7% increase compared to 3Q13 due to the increased volume of launches held in 4Q13. On a y-o-y basis, selling expenses decreased 24.1%, despite launches in the 4Q13 being quite similar to those recorded in the 4Q12. Selling expenses totaled R$215.6 million in the year, a decrease of 6.9% compared to the R$231.7 million recorded in 2012.

Despite the resumption of Tenda new projects and equilibrium in the consolidated volume of launches in the year, the Company managed to reduce overall selling expenses due to the effectiveness of the sales process through its own Tenda stores, which allowed for greater control and efficiency in this line.

Table 19. Gafisa + Tenda - SG&A Expenses (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Selling Expenses	53,857	46,165	16.7%	70,999	-24.1%	215,649	231,746	-6.9%
General & Administ. Expenses	76,264	55,155	38.3%	72,373	5.4%	234,023	252,208	-7.2%
Total SG&A Expenses	130,121	101,320	28.4%	143,372	-9.2%	449,672	483,954	-7.1%
Launches	1,619,260	498,348	224.9%	1,489,760	8.7%	2,886,204	2,951,961	-2.2%
Net Pre-Sales	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%
Net Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%

With the turnaround cycle process virtually complete, the Company is seeking greater stabilization in its cost and expense structure and SG&A. In 2013 it already achieved a 7.1% reduction year-over-year. In 2014, the Company is seeking to improve productivity and increase efficiency in its operations.

Table 20. Gafisa + Tenda - SG&A / Launches (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Launches	3.3%	9.3%	-594 bps	4.8%	-144 bps	7.5%	7.9%	-38 bps
G&A / Launches	4.7%	11.1%	-636 bps	4.9%	-15 bps	8.1%	8.5%	44 bps
Total SG&A / Launches	8.0%	20.3%	-1230 bps	9.6%	-159 bps	15.6%	16.4%	-81 bps

Table 21. Gafisa + Tenda - SG&A / Pre-Sales (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Pre-Sales	4.1%	10.8%	-666 bps	7.8%	-374 bps	8.6%	8.8%	-22 bps
G&A / Pre-Sales	5.8%	12.9%	-705 bps	8.0%	-219 bps	9.3%	9.6%	-27 bps
Total SG&A/ Pre-Sales	9.9%	23.6%	-1371 bps	15.8%	-593 bps	17.9%	18.4%	-49 bps

Table 22. Gafisa + Tenda - SG&A / Net Revenue (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Net Revenue	7.6%	7.4%	29 bps	12.5%	-486 bps	8.7%	8.3%	43 bps
G&A / Net Revenue	10.8%	8.8%	204 bps	12.7%	-193 bps	9.4%	9.0%	44 bps
Total SG&A/ Net Revenue	18.5%	16.1%	233 bps	25.3%	-679 bps	18.1%	17.3%	87 bps

Additional information on Gafisa Group Selling, General and Administrative Expenses can be found in the appendix to this earnings release.

Management & Board Compensation

In the periods ended December 31, 2013 and 2012, the amounts related to the managers’ compensation are stated as follows:

Table 23. Management Compensation Gafisa + Tenda (R$000)

12/31/2013	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	7	3
Fixed annual compensation	1,899	4,872	166
Salaries	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation	158	406	14
Total compensation	1,899	4, 872	166
Profit sharing	-	11,617	-
12/31/2012	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	8	3
Fixed annual compensation	1,791	5,113	138
Salaries	1,772	4,834	138
Direct and indirect benefits	19	279	-
Monthly compensation	149	426	11
Total compensation	1,791	5,113	138
Profit sharing	-	9,800

Table 24. Profit Sharing

	31/12/2013	31/12/2012
Executive Officers	11,617	9,800
Other employees	48,034	54,211
Alphaville for Sale	-	-16,302
Total	59,651	47,709

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$978.9 million in 4Q13, driven by the completion of the Alphaville sale in early December. Excluding the result related to Alphaville transaction, adjusted EBITDA reached R$138.9 million in 4Q13, stable when compared with the R$140.0 million from the previous quarter. Under the same criteria, adjusted EBITDA margin reached 19.7%, compared to a margin of 22.3% recorded in the 3Q13.

For the year 2013, adjusted EBITDA reached R$1.3 billion. Excluding the effect of the Alphaville transaction, income reached R$430.6 million with an EBITDA margin of 17.4% compared to EBITDA of R$379.0 million and a margin of 13.5% in 2012.

In 2013, despite a scenario of decreased net revenues, the Company’s operating performance benefited from an 18.1% decrease in its operating costs, and also from the reduction of R$34.3 million in SG&A, or 7.1% million lower than last year.

Table 25. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA (R$000)

	4T13	3T13	T/T (%)	4T12	A/A (%)	2013	2012	A/A (%)
Net Income (Loss)	921,284	15,778	5,739.0%	-101,412	1,008.5%	867,443	-127,043	168.3%
(+) Financial results	31,190	48,485	-35.7%	34,685	-10.1%	162,503	180,263	-91.0%
(+) Income taxes	-17,636	7,018	-	-5,173	1,230.4%	2,812	20,222	-86.1%
(+) Depreciation & Amortization	24,441	18,142	34.7%	34,756	-29.7%	63,014	80,238	-21.5%
(+) Capitalized interests	44,875	42,569	5.4%	27,925	60.7%	157,211	157,095	0.1%
(+) Expenses w/ stock options	3,704	4,170	-11.2%	4,101	-9.7%	17,419	18,899	-7.8%
(+) Minority shareholders	-28,909	3,838	-853.2%	15,696	-284.2%	235	49,363	-99.5%
Adjusted EBITDA	978,949	140,000	599.2%	10,577	9,155.1%	1,270,639	379,037	235.2%
Net revenue	704,750	628,047	12.2%	567,750	24.1%	2,481,211	2,805,086	-11.5%
Adjusted EBITDA Margin	138.9%	22.3%	11,662 bps	1.9%	13,704 bps	54.3%	13.5%	4,079 bps
(-) Net Result Alphaville Transaction	-464,157	-	-	-	-	-464,157	-	-
(-) Revaluation at Fair Value of Alphaville	-375,853	-	-	-	-	-375,853	-	-
Adjusted EBITDA Ex-Alphaville Transaction	138,939	140,000	90.5%	10,577	1,213.6%	430,629	379,037	47.3%
Adjusted EBITDA Margin Ex-Alphaville Transaction	19.7%	22.3%	-260bps	-10.7%	3,040 bps	17.4%	13.5%	390 bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Additional information on the EBITDA for each of the Company’s operating segments can be found in the appendix to this earnings release.

Depreciation and Amortization

Depreciation and amortization in the 4Q13 reached R$24.4 million, and R$63.0 million for the year 2013, lower than the R$80.2 million recorded in 2012 due to lower amortization related to the Company's sales booths.

Financial Results

Net financial expenses totaled R$31.2 million in 4Q13, an improvement compared to the net negative result of R$48.5 million in 3Q13 and R$34.7 million in 4Q12. Financial revenues totaled R$28.4 million, a 77.8% y-o-y increase due to the higher interest rates in the period. Financial expenses reached R$59.6 million, compared to R$50.7 million in the 4Q12, also impacted by the higher average interest rates in the period coupled with the effect of mark-to-market adjustments and derivative transactions.

For the year, net financial results ended 2013 with a negative result of R$162.5 million against R$180.3 million in 2012.

Taxes

Income taxes, social contribution and deferred taxes for 4Q13 amounted to R$17.6 million. During the year, total income taxes, social contribution and deferred taxes totaled R$2.8 million.

The revaluation at fair value of the remaining stake in Alphaville resulted in the constitution of deferred income tax liability attributable to the income from the revaluation totaling R$ 127.8 million. Still, taking into consideration the result in 2013, the new future profitability and the Company’s taxable income for years to come, a deferred income tax asset in the amount of R$180.6 million was constituted in  4Q13, which was offset by the deferred income tax liability, generating a net effect in the result of approximately R$ 20.9 million.

Regarding the sale transaction of 70% stake in Alphaville, the tax calculated on the capital gain was R$ 76.1 million.

Net Income

Gafisa Group ended the 4Q13 with net income of R$921.3 million. Excluding the effects of the Alphaville transaction, the Company's net income was R$81.3 million in the quarter and R$27.4 million in 2013, compared to a net loss of R$127.0 million in 2012.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$614.1 million in the 4Q13. The consolidated margin for the quarter was 34.2%, an increase of 130 bps compared to the result posted in 3Q13. The table below shows the backlog margin by segment:

Table 26. Results to be recognized (REF) by company (R$000)

	Gafisa	Tenda	Gafisa+Tenda	Alphaville
Revenues to be recognized	1,550,618	244,789	1,795,408	1,137,804
Costs to be recognized (units sold)	-1,003,272	-178,001	-1,181,273	-550,343
Results to be Recognized	547,346	66,789	614,134	587,461
Backlog Margin	35.3%	27.3%	34.2%	51.6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

Table 27. Gafisa + Tenda - Results to be recognized (REF)  (R$000)

	4Q13	3Q13	T/T (%)	4Q12	A/A (%)
Revenues to be recognized	1,795,408	1,900,224	-5.5%	2,597,696	-30.9%
Costs to be recognized (units sold)	-1,181,273	-1,275,911	-7.4%	-1,709,271	-30.9%
Results to be Recognized	614,134	624,313	-1.6%	888,425	-30.9%
Backlog Margin	34.2%	32.9%	135 bps	34.2%	1 bps

Note: It is included in the gross profit margin and not included in the backlog margin: Present Value Adjustment (PVA) on receivables, revenue related to swaps, revenue and cost of services rendered, PVA over property (land)  debt , cost of swaps and provision for guarantees.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Fourth-quarter launches reached R$679.1 million and comprised 7 projects/phases in the city of São Paulo, Rio de Janeiro, Campinas and Osasco, a sharp increase when compared to R$107.2 million recorded in the previous quarter, and a reduction of 16.5% when compared to the 4Q12. In 2013, launches reached R$1.1 billion, a 32.5% drop versus the same period of the previous year.

Additional information on Gafisa segment launches can be found in the appendix to this earnings release.

Gafisa Segment Pre-Sales

Fourth-quarter gross pre-sales totaled R$507.9 million, a 93.6% increase compared to 3Q13. Net pre-sales reached R$454.4 million in 4Q13, a 140.8% increase compared to 3Q13 and 8.8% decline y-o-y. Sales from launches during the year represented 45% of the total, while sales from inventory comprised the remaining 55%. In the 4Q13, sales speed was 17.8%, compared to 9.2% in 3Q13, and 20.1% in the 4Q12. The sales speed of Gafisa segment launches was 38% for the year.

The volume of dissolutions in the 4Q13 was R$53.4 million, a 26.8% decrease relative to the 3Q13. Of the 1,263 Gafisa segment units canceled and returned to inventory, 50.8% were resold in 2013. In the core markets of Sao Paulo and Rio de Janeiro, 620 units were canceled, with 63.4% already resold.

Additional information on Gafisa segment pre-sales can be found in the appendix to this earnings release.

Gafisa Vendas

During the 4Q13, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, focused on selling inventory - was responsible for 46.6% of gross sales in the period.  In 2013, Gafisa Vendas participation was 50.3%. Gafisa Vendas currently has a team of 610 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During 2013, Gafisa delivered 22 projects/phases and 4,315 units, reaching 102% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Table 28- Gafisa Segment Delivered Projects

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
PSV Transferred [1]	295,487	243,274	21.5%	237,282	24.5%	973,497	1,030,838	-5.6%
Delivered Projects	6	6	-	17	-64.7%	22	44	-50.0%
Delivered Units Entregues	1,110	1,477	-24.8%	2770	-59.9%	4,315	7,505	-42.5%
Delivered PSV [2]	480,460	373,144	28.8%	648,445	-25.9%	1,328,638	2,298,474	-42.2%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

Additional information of Gafisa segment delivered projects can be found in the appendix to this earnings release.

Gafisa Segment Landbank

Gafisa segment landbank, with a PSV of approximately R$6.5 billion, is comprised of 34 different projects/phases located exclusively  in core markets. Amounting to nearly 13 thousand units, 75% are located in São Paulo and 25% in Rio de Janeiro. In line with the Company’s strategy, 38.5% of the landbank was acquired through swaps, which do not require cash obligations. During the 2013, Gafisa expanded its landbank to support future launching projections with acquisitions totaling R$1.1 billion in PSV.

Table 29 –Gafisa Segment Landbank – 4Q13

	PSV - R$ 000 (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (% co)	Potential units (100%)
São Paulo	4,867,242	27.4%	26.3%	1.1%	9,764	11,094
Rio de Janeiro	1,610,940	69.5%	69.5%	-	1,892	1,896
Total	6,478,182	38.5%	37.7%	0.8%	11,657	12,990

Inventory

In 2013, the Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 55% of total sales in 2013. The market value of Gafisa segment inventory was stable at R$2.1 billion at the end of the 4Q13. The inventory of finished units outside core markets was R$272.4 million or 13% of the total. In the same period, inventory of finished units comprised R$279.1 million, representing 13% of the total inventory. Of this amount, inventory from projects launched outside core markets totaled R$205.8 million.

Table 30. Inventory at Market Value 4Q13 x 3Q13 (R$000) – Gafisa Segment  by Region

	Inventories BoP[1] 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 4Q13	% Q-o-Q3
São Paulo	1,163,449	648,172	30,497	-418,564	12,098	1,435,653	23.4%
Rio de Janeiro	379,607	30,982	10,946	-34,641	5,247	392,141	3.3%
Other	320,803	-	12,002	-54,698	-5,690 ,690	272,416	-15.1%
Total Gafisa	1,863,859	679,154	53,446	-507,903	11,654	2,100,210	12.7%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects canceled during the period.

Table 31. Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
São Paulo	298,562	350,446	577,727	159,539	49,379	1,435,653
Rio de Janeiro	15,305	98,946	226,774	27,180	23,936	392,141
Other	-	-	36,651	29,957	205,808	272,416
Gafisa	313,867	449,392	841,152	216,676	279,123	2,100,210

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100.000 and R$250.000.

Tenda Segment Launches

Having achieved control of both the operational and financial cycle, the Tenda brand resumed launches in 2013. Fourth-quarter launches totaled R$88.5 million and included 2 projects/phases in the cities of Sao Paulo and Rio de Janeiro. In 2013, Tenda launched 8 projects incompassing R$338.8 million. The brand accounted for 12% of consolidated launches in 2013.

In the appendix to this release, you will find more information about the Tenda segment launches.

Tenda Segment Pre-Sales

During the 4Q13, net pre-sales totaled R$163.6 million. Sales from units launched in 2013 represented 44% of total contracted sales. Sales from inventory accounted for the remaining 56%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Launches in 2013 totaled R$338.8 million, and all were launched within the confines of Tenda’s new business model. Sales of R$217.4 million were registered, of which R$122.0 million were already transferred, and the remaining R$95.4 million are in the process of being transferred. That accounts for 379 units transferred to financial institutions in the 4Q13 and 1,096 mortgage transfers in 2013.

In the 4Q13, sales speed (sales over supply) was 20.9%, compared to 17.4% in the 3Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to resell these units to qualified customers. The volume of dissolutions in the 4Q13 was R$75.1 million, a 60.0% decrease relative to the 3Q13. Of the 3,799 Tenda units that were canceled and returned to inventory in 2013, 88.5% were resold to qualified customers in the same period.

Table 32. Pre-Sales (Net of Dissolutions) by Market Region - Tenda Segment  (R$000)

		1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Tenda	São Paulo	-47,561	2,852	-8,111	-6,148	13,013	43,569	33,281	33,904
	(%)	52.7%	17.8%	-27.0%	20.3%	191.2%	25.7%	22.2%	20.7%
	Rio de Janeiro	-190	10,628	11,481	15,605	16,607	32,444	12,469	27,594
	(%)	0.2%	67.5%	38.3%	-52.0%	245.6%	19.1%	8.3%	16.9%
	Minas Gerais	-32,805	-30,185	-13,077	-22,121	-15,491	11,714	8,036	13,994
	(%)	36.3%	-192.4%	-43.7%	75.0%	-227.9%	6.9%	5.3%	8.6%
	Nordeste	-20,629	10,150	17,384	13,219	10,214	23,253	36,126	33,702
	(%)	22.8%	64.3%	58.0%	-44.0%	150.0%	13.7%	24.1%	20.6%
	Other	10,743	22,283	22,373	-30,208	-17,561	58,862	60,239	54,432
	(%)	-11.8%	143.0%	74.7%	100.7%	-258.8%	34.7%	40.1%	33.3%
	Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626
	(%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In the appendix to this earnings release, you will find more information on Tenda segment pre-sales.

Tenda Segment Transfers

In the 4Q13, Tenda transferred 1,545 units to financial institutions, of which 379 related to new projects, totaling 9,487 transfers in 2013, of which 1,096 are related to new projects.

Table 33 – PSV Transferred - Tenda (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
New Projects	42,921	52,466	-18.2%	-	-	121,995	-	0.0%
Legacy Projects	145,038	230,613	-37.1%	331,565	-56.3%	899,709	1,199,573	-25.0%
PSV Transferred[1]	187,959	283,079	-33.6%	331,565	-43.3%	1,021,704	1,199,573	-14.8%

Note: 1- PSV refers to potential sales value of units transferred to financial institutions.

Tenda Segment Delivered Projects

During 2013, Tenda delivered 41 projects/phases and 7,027 units, representing 101% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Additional information about Tenda segment delivered projects can be found in the appendix to this release.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.4 billion, is comprised of 27 different projects/phases located in core markets. 13% are located in São Paulo, 4% in Rio de Janeiro, 10% in Minas Gerais and the remaining in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 20 thousand units. In 2013, Tenda expanded its landbank to support future launches with acquisitions totaling R$536.8 million in PSV, which were concentrated in the Company’s core markets.

Table 34. Landbank - Tenda Segment  - 4Q13

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	310,942	14.7%	14.7%	-	2,587	2,587
Rio de Janeiro	83,660	-	-	-	680	680
Northeast	1,784,696	19.6%	15.6%	4.1%	14,896	14,896
Minas Gerais	248,307	75.1%	61.4%	13.7%	1,855	1,855
Total	2,427,604	25.8%	20.9%	4.9%	20,018	20,018

Inventory

Tenda has achieved satisfactory results on its inventory reduction initiatives in 2013, with inventory representing 56% of total sales. The market value for Tenda inventory was reduced in 13.5% to R$618.4 million at the end of the fourth quarter. The legacy projects inventory for the Tenda segment totaled R$490.5 million or 79.3% of the total. In the same period, inventory of units within the Minha Casa, Minha Vida program comprised R$389.7 million, or 63% of the total inventory, while the proportion outside the program reached 37% in 2013.

Table 35. Inventory at Market Value 4Q13 x 3Q13 (R$000) – Tenda Segment  by Region

	Inventories IP1 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 4Q13	% Q-o-Q3
São Paulo	161,622	48,000	13,736	-47,640	-2,579	173,138	7.1%
Rio de Janeiro	86,743	40,379	7,759	-35,354	-2,412	97,116	12.0%
Minas Gerais	67,247	-	12,337	-26,332	-357	52,896	-21.3%
Northeast	93,968	-	4,321	-38,022	-4,068	56,199	-40.2%
Other	305,207	-	36,909	-91,340	-11,693	239,082	-21.7%
Total Tenda	714,788	88,379	75,062	-238,688	-21,110	618,431	-13.5%
MCMV	436,210	88,379	34,887	-157,315	-12,432	389,729	-10.7%
Out of MCMV	278,577	-	40,175	-81,373	-8,677	228,702	-17.9%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4) 4Q13 sales speed. 5) projects canceled during the period.

Table 36. Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
New Model - MCMV	44,153	31,484	41,915	47	10,379	127,979
Legacy - MCMV	-	-	78,902	32,539	150,309	261,750
Legacy – Out of MCMV	-	-	24,980	41,177	162,544	228,702
Total Tenda	44,153	31,484	145,798	73,763	323,233	618,431

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$500.000, and is present in 68 cities across 23 states and in the Federal District.

Alphaville Segment Launches

Fourth-quarter launches totaled R$851.7 million, a 196.3% increase compared to 3Q13 and 26.0% versus the year-ago period. Launch volumes included 10 projects/phases across 8 states. The segment accounted for 50% of 2013 consolidated launches.

Additional information on Alphaville segment launches can be found in the appendix to this earnings release.

Alphaville Pre-Sales

Fourth-quarter net pre-sales reached R$694.9 million, a decrease compared to R$90.1 million in the previous quarter, and 59.2% increase y-o-y.  In the 4Q13, sales speed (sales over supply) was 35.5%, compared to 7.9% in the 3Q13. Sales from launches represented 91% of total sales in the quarter, and sales speed from launches was 45.6% in 2013.

Additional information on Alphaville segment pre-sales can be found in the appendix to this earnings release.

Alphaville Segment Delivered Projects

During 2013, Alphaville delivered 5 projects/phases and 2,500 units, reaching 59% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand. The deviation from the projected guidance is related to delays in getting final documentation for effective delivery of the units.

Additional information on Alphaville segment delivered projects can be found in the appendix to this earnings release.

Alphaville Segment Landbank and Inventory

The table below presents more detail on the breakdown of Alphaville’s landbank and also inventory at market value at the end of 4Q13:

Table 37 – Alphaville Segment Landbank - 4Q13

	PSV - R$ mm (% Alphaville)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	2,291,833	100.0%	-	100.0%	12,430	22,382
Rio de Janeiro	1,478,282	100.0%	-	100.0%	7,949	12,556
Other	13,151,151	100.0%	-	100.0%	69,351	115,911
Total	16,921,266	100.0%	-	100.0%	89,730	150,849

Table 38. Inventory at Market Value 4Q13 x 3Q13 (R$000)

Inventories BoP[1] 3Q13		Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 4Q13	% Q/Q3
Total Alphaville	1,057,405	851,726	51,637	-746,498	50,842	1,265,113	19.6%
≤ R$200K;	359,720	417,340	16,050	-168,379	-230,619	394,113	9.6%
> R$200K; ≤ R$500K	490,100	434,386	29,835	-464,608	136,206	625,919	27.7%
> R$500K	207,585	-	5,753	-113,511	145,254	245,081	18.1%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4)  4Q13 sales speed. 5) Projects canceled during the period.

BALANCE SHEET

Cash and Cash Equivalents

On December 31, 2013, cash and cash equivalents, and securities, totaled R$2.0 billion, impacted by the completion of the Alphaville stake sale.

Accounts Receivable

At the end of the 4Q13, total consolidated accounts receivable decreased 23.4% to R$4.1 billion y-o-y, and was 6.7% below the R$4.4 billion recorded in the 3Q13.

Currently, Gafisa and Tenda segments have approximately R$480 million in accounts receivable from finished units.

Table 39. Total receivables (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	1,863,423	1,972,210	-5.5%	2,696,103	-30.9%
Receivables from PoC – ST (on balance sheet)	1,909,876	2,103,130	-9.2%	2,188,971	-12.8%
Receivables from PoC – LT (on balance sheet)	313,791	301,570	4.1%	443,057	-29.2%
Total	4,087,090	4,376,910	-6.6%	5,328,131	-23.3%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Table 40. Schedule of Receivables (R$000)

	Total	>Dez/14	>Dez/15	>Dez/16	>Dez/17
Gafisa	3,271,931	1,375,087	1,094,543	389,624	412,677
Tenda	815,159	534,789	183,865	31,035	65,470
Total	4,087,090	1,909,876	1,278,408	420,659	478,147

Liquidity

At the end of 2013, the Company’s leverage was impacted by the completion of Alphaville sale. In the previous quarter, due to the acquisition of the remaining portion (20%) of Alphaville, the Companys leverage level increased temporarily, reaching 126% (Net Debt / Equity) due to the following factors: (i) cash disbursement and debt issuance related to the acquisition of the remaining stake of 20%, and (ii) reduction in Net Equity due to adjustments in the lines of minority and constituted goodwill in the acquisition of the 20% stake.

As a result of the completion of the Alphaville sale on December 9, in addition to the cash inflow of R$1.5 billion related to the settlement of the sale of the 70% stake in Alphaville, the following impacts occurred: (i) reversal of goodwill related to the acquisition, in the 3Q13, of the remaining 20% stake; (ii) increased Equity due to the R$464.2 million from the sale of the 70% stake; and (iii) revaluation of the remaining 30% stake.

Thus, the Company’s Net Debt/Equity ratio decreased to 36.1%, compared to leverage of 126.0% in the previous quarter and 124.9% in the 4Q12, taking into consideration only Gafisa and Tenda. Excluding Project Finance, this Net Debt/Equity ratio showed a negative result of 27.7%.

The Company's net debt totaled R$1.2 billion at the end of 2013, impacted by the funds from the sale of the Alphaville stake. For comparison purposes, in the previous quarter, net debt was R$2.9 billion.

The Company`s cash generation was a fourth quarter highlight. Cash generation was R$178.0 million in the 4Q13 and R$97.3 million in 2013. Operational cash flow was positive at R$259.1 million in the 4Q13, totaling R$667.7 million in the year. These figures take into account Gafisa and Tenda only.

Table 41. Cash Generation

	4Q12	1Q13	2Q13	3Q13	4Q13
Availabilities	1,248,231	1,146,176	1,101,160	781,606	2,024,163
Change in Availabilities		(102,055)	(45,016)	(319,555)	1,242,558
Investments	3,618,845	3,602,105	3,620,378	3,639,707	3,183,208
Change in Cash Ex-Investments		(16,740)	18,273	19,329	(456,499)
Total Debt + Investor Obligations	-	-	35,634	406,632	(1,114,281)
Change in Total Debt + Investor Obligations	-	-	35,634	370,998	(1,520,912)
Cash Generation in the period	-	(85,315)	(27,655)	32,114	178,144
Cash Generation Final	-	(85,315)	(112,970)	(80,855)	97,289

Table 42. Debt and Investor Obligations

Type of obligation (R$000)	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y (%)
Debentures - FGTS (A)	961,416	1,089,263	-11.7%	1,163,204	-17.3%
Debentures - Working Capital (B)	459,802	710,069	-35.2%	572,699	-19.7%
Project Financing SFH – (C)	1,088,258	756,173	43.9%	704,758	54.4%
Working Capital (D)	550,052	954,449	-42.4%	1,199,776	-54.2%
Total (A)+(B)+(C)+(D) = (E)	3,059,528	3,509,954	-12.8%	3,640,437	-16.0%
Investor Obligations (F)	123,679	129,747	-4.7%	323,706	-61.8%
Total debt (E) + (F) = (G)	3,183,207	3,639,701	-12.5%	3,964,143	-19.7%
Cash and availabilities (H)	2,024,163	781,606	159.0%	1,567,754	29.1%
Net debt (G)-(H) = (I)	1,159,044	2,858,095	-59.4%	2,396,389	-51.6%
Equity + Minority Shareholders (J)	3,214,483	2,267,662	41.8%	2,685,829	19.7%
ND/Equity (I)/(J) = (K)	36.1%	126.0%	-8998 bps	89.2%	-5317 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-27.7%	44.7%	-2 bps	19.7%	-2 bps

The Gafisa Group ended the fourth quarter with R$1.3 billion of total debt due in the short term. It should be noted, however, that 48% of this volume relates to debt linked to the Company's projects.

 Table 43 - Debt Maturity

(R$000)	Average cost (pa.)	Total	Until Dec/14	Until Dec/15	Until Dec/16	Until Dec/17	After Dec/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	961,416	261,782	349,634	150,000	200,000	-
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	459,802	302,050	149,460	8,292	-	-
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,088,258	346,477	459,558	191,316	89,669	1.238
Working Capital (D)	CDI + (1,30% - 3,04%)	550,052	243,909	182,763	105,148	18,232	-
Total (A)+(B)+(C)+(D) = (E)		3,059,528	1,154,218	1,141,415	454,756	307,901	1.238
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	123,679	112,885	6,081	3,573	1,140	-
Total debt (E) + (F) = (G)		3,183,207	1,267,103	1,147,496	458,329	309,041	1.238
% Total maturity per period			39.8%	36.0%	14.4%	9.7%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)				48.0%	70.5%	74.5%	93.7%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)				52.0%	29.5%	25.5%	6.3%
Ratio Corporate Debt / Mortgages		35% / 65%

Additional information on the Company’s consolidated indebtedness can be found in the appendix to this earnings release.

OUTLOOK

Fourth quarter launches totaled R$1.6 billion, an 8.7% increase over 4Q12, and a significant increase in comparison with launches of R$498.3 million in 3Q13. For 2013, total launches were R$2.9 billion, a slight 2.2% decrease compared to 2012. The 2013 total was within the guidance range established by the Company.

Table 44. Guidance - Launches (2013)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Launches	R$2.7 – R$3.3 bi	2.9	97%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35 bi	1.1	88%
Alphaville Launches	R$1.3 – R$1.5 bi	1.5	107%
Tenda Launches	R$250 – R$450 mn	339	97%

As explained in this report, 2013 was also impacted by the resolution of Tenda and Gafisa legacy projects. As the contribution of these projects reduced throughout the year, the Company achieved results consistent with normalized operations, reaching an EBITDA margin adjusted by operational impacts from Alphaville of 17.4%.

Table 45. Guidance - Adjusted EBITDA Margin (2013E)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Data	12% - 14%	17.4%	173%

Note: The EBITDA margin presented in the guidance and for 2013 in this table is pro forma, and excludes the IFRS adjustments and the result of Alphaville transaction.

Consolidated 2013 delivery guidance was for deliveries between 13,500 and 17,500 units, with individual projections by business unit. During 2013, the Company delivered 13,842 units, reaching 89% of the mid-range of full-year guidance. Gafisa was responsible for delivering 22 projects/phases and 4,315 units, Tenda delivered 41 projects/phases and 7,027 units, while Alphaville delivered 5 projects and the remaining 2,500 units. The deviation from Alphaville’s projected guidance relates to delays in getting final documentation for the delivery of units.

Table 46. Other Relevant Indicators – Delivery Estimates

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Amounts	13,500 – 17,500	13,842	89%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	4,315	102%
# Alphaville Delivery	3,500 – 5,000	2,500	59%
# Tenda Delivery	6,500 – 7,500	7,027	101%

Based on the new configuration of Gafisa’s portfolio, the Company finalized a new business plan for the five-year period from 2014 to 2018. The budget process took into account important assumptions and guidelines for the development of projects in the coming years. These include the expected size of Gafisa and Tenda’s operations, the amount of capital allocated to each operation, the appropriate level of leverage for the Company’s operations, the respective expected returns for each business unit, and, in particular, the Company’s commitment to capital discipline and shareholder value generation.

2014 launch guidance ranges from R$2.1 to R$2.5 billion, reflecting the Gafisa segment’s continued regional focus and the expansion of Tenda’s new business model.

Launch Guidance (2014E)

Table 47 - Guidance - Launches (2014E)

Guidance (2014)
Consolidated Launches	R$2.1 – R$2.5 bi
Breakdown by brand
Gafisa Launches	R$1.5 – R$1.7 bi
Tenda Launches	R$600 – R$800 mn

With the completion of the sale of the Alphaville stake in the last quarter of the year, the Company enters 2014 with a solid liquidity position. As disclosed in this release, following the completion of the transaction, the Company`s Net Debt/Equity ratio reached 36.1% at the end of 4Q13. Given this scenario, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, measured by the same Net Debt/Equity ratio.

Table 48 - Guidance - Leverage (2014E)

Guidance (2014E)
Consolidated Data	55% - 65% Net Debt / Equity

The Company is also providing guidance as to the adequacy of its administrative structure. The ratio between administrative expenses and launch volume for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 we expect to reach 7.0%.

Table 49. Guidance - Administrative Expenses / Launches Volume (2014E)

Guidance (2014E)
Gafisa	7.5%
Tenda	Not Applicable

Table 50. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 51 - Guidance - Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

CONSOLIDATED FINANCIAL STATEMENTS

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%
Operating Costs	-482,751	-454,544	6.2%	-476,292	1.4%	-1,863,766	-2,276,804	-18.1%
Gross profit	221,999	173,503	28.0%	91,457	142.7%	617,445	528,282	16.9%
Operating Expenses
Selling Expenses	-53,857	-46,165	16.7%	-70,999	-24.1%	-215,649	-231,746	-6.9%
General and Administrative Expenses	-76,264	-55,155	38.3%	-72,373	5.4%	-234,023	-252,208	-7.2%
Other Operating Revenues / Expenses	-42,262	-28,117	50.3%	-32,656	-29.4%	-86,111	-101,015	-14.8%
Depreciation and Amortization	-24,441	-18,142	34.7%	-34,756	-29.7%	-63,014	-80,238	-21.5%
Equity pickup	1,536	2,203	-30.3%	-7,983	-119.2%	7,370	55,603	-86.7%
Result of investment revaluated by fair value	375,853	-	-			375,853
Operating income	402,564	28,127	1331.2%	-127,310	-416.2%	401,871	-81,322	-594.2%

Financial Income	28,397	16,998	67.1%	15,972	77.8%	81,083	55,819	45.3%
Financial Expenses	-59,587	-65,484	-9.0%	-50,657	17.6%	-243,586	-236,082	3.2%

Net Income Before Taxes on Income	371,374	-20,359	-1924.1%	-161,995	-329.3%	239,368	-261,585	-191.5%

Deferred Taxes	27,669	-2,527	-1194.9%	5,702	385.3%	20.878	-2,819	-840.6%
Income Tax and Social Contribution	-10,033	-4,492	123.4%	-529	1796.6%	-23,690	-17,403	36.1%
Net Income After Taxes on Income	389,010	-27,378	-1520.9%	-156,822	-348.1%	236,556	-281,807	-183.9%

Profit from Operations Available for Sale	503,364	46,993	971.1%	71,104	607.9%	631,122	204,128	209.2%

Minority Shareholders	-28,910	3,838	-853.3%	15,696	-284.2%	235	49,364	-99.5%
Net Income (Loss)	921,284	15,777	5739.4%	-101,414	-1008.4%	867,443	-127,043	-782.8%

CONSOLIDATED BALANCE SHEETS

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	2,024,163	781,606	159.0%	1,567,755	29.1%
Receivables from clients	1,909,877	2,103,130	-9.2%	2,493,170	-23.4%
Properties for sale	1,442,019	1,489,538	-3.2%	1,892,390	-23.8%
Other accounts receivable	153,630	153,865	-0.2%	242,457	-36.6%
Prepaid expenses and other	35,188	42,003	-16.2%	61,685	-43.0%
Properties for sale	114,847	122,168	-6.0%	139,359	-17.6%
Non current assets for sale	-	1,532,226	-100.0%	-	0.0%
Financial Instruments	183	2,830	-93.5%	9,224	-98.0%
	5,679,907	6,227,366	-8.8%	6,406,040	-11.3%
Long-term Assets
Receivables from clients	313,791	301,570	4.1%	820,774	-61.8%
Properties for sale	652,395	656,715	-0.7%	274,034	138.1%
Financial Instruments	-	-157	-100.0%	10,443	-100.0%
Other	274,136	288,580	-5.0%	278,233	-1.5%
	1,240,322	1,246,708	-0.5%	1,383,485	-10.3%
Intangible and Property and Equipment	142,725	212,867	-33.0%	276,232	-48.3%
Investments	1,120,076	512,736	118.5%	646,812	74.2%

Total Assets	8,183,030	8,199,677	-0.2%	8,712,569	-6.1%

Current Liabilities
Loans and financing	590,386	625,608	-5.6%	613,973	-3.8%
Debentures	563,832	424,212	32.9%	346,360	62.8%
Obligations for purchase of land and advances from clients	408,374	445,257	-8.3%	503,889	-19.0%
Materials and service suppliers	79,342	98,964	-19.8%	154,763	-48.7%
Taxes and contributions	216,625	159,617	35.7%	222,578	-2.7%
Obligation for investors	112,886	115,304	-2.1%	161,373	-30.0%
Liabilities from asset for sale	-	693,160	-100.0%	-	0.0%
Other	711,578	486,374	46.3%	638,348	11.5%
	2,683,023	3,048,496	-12.0%	2,641,284	1.6%
Long-term Liabilities
Loans and financings	1,047,924	1,085,014	-3.4%	1,290,561	-18.8%
Debentures	857,386	1,375,120	-37.7%	1,389,543	-38.3%
Obligations for purchase of land	79,975	107,995	-25.9%	70,194	13.9%
Deferred taxes	56,652	82,393	-31.2%	85,821	-34.0%
Provision for contingencies	125,809	135,097	-6.9%	149,790	-16.0%
Obligation for investors	10,794	14,443	-25.3%	162,333	-93.4%
Other	106,984	83,457	28.2%	237,214	-54.9%
	2,285,524	2,883,519	-20.7%	3,385,456	-32.5%
Shareholders' Equity
Shareholders' Equity	3,190,724	2,216,828	43.9%	2,535,445	25.8%
Non controlling interests	23,759	50,834	-53.3%	150,384	-84.2%
	3,214,483	2,267,662	41.8%	2,685,829	19.7%
Liabilities and Shareholders' Equity	8,183,030	8,199,677	-0.2%	8,712,569	-6.0%

CASH FLOW

	4Q13	4Q12	2013	2012
Income Before Taxes on Income	371,372	(159,457)	239,367	(259,049)
Expenses (income) not affecting working capital	(378,284)	120,337	(173,408)	238,625
Depreciation and amortization	24,441	34,756	63,014	80,238
Impairment allowance	3,631	(8,921)	2,829	(37,620)
Write-off goodwill Cipesa	962	11,690	962	11,690
Expense on stock option plan	3,704	4,101	17,419	18,899
Penalty fee over delayed projects	(20,302)	(12,756)	(21,719)	(13,946)
Unrealized interest and charges, net	(20,427)	56,741	28,477	114,610
Equity pickup	(1,536)	2,907	(7,370)	(60,678)
Fair value	(375,853)	-	(375,853)	-
Disposal of fixed asset	3,610	49	23,708	8,716
Warranty provision	(20,304)	9,352	(20,928)	20,633
Provision for contingencies	11,915	27,229	78,402	94,279
Profit sharing provision	33,416	16,959	59,651	47,709
Allowance (reversal) for doubtful debts	(21,371)	(22,003)	(27,102)	(39,755)
Profit / Loss from financial instruments	(170)	233	5,103	(6,150)
Clients	208,874	486,615	260,557	444,797
Properties for sale	45,679	(95,141)	(189,968)	340,638
Other receivables	66,052	215,283	24,659	205,416
Deferred selling expenses and prepaid expenses	6,977	5,940	26,497	5,940
Obligations on land purchases and advances from customers	(64,902)	66,862	(19,812)	(134,150)
Taxes and contributions	(18,098)	(64,260)	(31,158)	(29,039)
Trade accounts payable	(19,622)	5,742	(8,314)	38,568
Salaries, payroll charges	(10,608)	(23,387)	(47,517)	(16,627)
Other accounts payable	58,396	(80,268)	198,585	(251,797)
Current account operations	(3,171)	(224,112)	37,772	(162,341)
Paid taxes	(11,039)	(19,239)	(19,609)	(36,113)
Cash used in operating activities	251,625	234,914	297,651	384,868
Purchase of property and equipment and deferred charges	(20,643)	(32,505)	(80,993)	(108,723)
Redemption of securities, restricted securities and loans	(26,962)	1,168,801	3,681,342	4,114,284
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(1,275,027)	(1,284,468)	(4,674,281)	(4,141,512)
Investments increase	(83,185)	(279,534)	(102,639)	(48,346)
Dividends receivables	327,431	-	342,176	-
Acquisition 20% AUSA	-	-	(366,662)	-
Sale value of AUSA 20% stake	1,254,521	-	1,254,521	-
Cash used in investing activities	176,135	(427,706)	53,464	(184,297)
Capital increase	2	1,635	4,868	1,637
Contributions from venture partners	(6,068)	(492)	(112,743)	(149,480)
Increase in loans and financing	546,156	425,716	1,783,183	1,110,844
Repayment of loans and financing	(976,155)	(407,072)	(2,134,555)	(1,016,796)
Purchase of treasury shares	(31,369)	-	(71,339)	-
Obrigações com cessão de direitos creditórios	-	229,051	-	229,051
Proceeds from subscription of redeemable equity interest in securitization fund	-	(5,278)	(5,089)	6,642
Operations of mutual	(19,758)	(53,331)	(32,449)	(19,818)
Net cash provided by financing activities	(487,191)	190,229	(568,123)	162,080
Net increase (decrease) in cash and cash equivalents	(59,431)	(2,562)	(217,008)	362,652
Cash and cash equivalents
At the beggining of the period	(1)	-	432,201	69,548
At the end of the period	(59,432)	(2,562)	215,193	432,200
Net increase (decrease) in cash and cash equivalents	(59,431)	(2,562)	(217,008)	362,652

FINANCIAL STATEMENTS GAFISA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	489,853	432,252	13.3%	373,722	31.1%	1,663,751	1,735,976	-4.2%
Operating Costs	-315,424	-266,313	18.4%	-291,274	8.3%	-1,111,550	-1,338,138	-16.9%
Gross profit	174,429	165,940	5.1%	82,448	111.6%	552,201	397,838	38.8%
Operating Expenses
Selling Expenses	-36,927	-27,287	35.3%	-45,319	-18.5%	-138,093	-140,322	-1.6%
General and Administrative Expenses	-46,134	-30,108	53.2%	-40,699	13.3%	-136,720	-138,872	12.2%
Other Operating Revs/Exps	-33,065	-11,880	178.3%	-14,664	125.5%	-61,291	-53,217	-20.7%
Depreciation and Amortization	-21,160	-15,284	38.4%	-31,107	-32.0%	-51,488	-64,670	-20.4%
Equity pickup	-7,216	-5,717	26.2%	-9,234	1,671.6%	23,884	20,488	16.8%
Result of investment revaluated at fair value	375,853	-	-	-	-	375,853	-	-
Operating income	405,780	75,664	436.3%	-58,575	592.8%	516,578	21,245	2,331.5%

Financial Income	16,488	9,594	71.9%	6,216	165.3%	43,548	23,181	87.9%
Financial Expenses	-45,404	-51,710	-12.2%	-41,242	10.1%	-202,239	-204,173	-0.9%
Net Income Before Taxes on Income	376,864	33,548	1,023.4%	(93,601)	502.6%	357,887	(159,747)	324.0%

Deferred Taxes	22,331	146	15195.2%%	3,372	562.2%	22,012	-2,438	1002,9%
Income Tax and Social Contribution	-7,719	-2,542	211.1%	-6,381	21,0%	-16,173	-13,651	18.5%

Net Income After Taxes on Income	391,476	31,152	1,156.7%	(96,610)	505.2%	363,726	-175,836	106.9%

Profit from Operations Available for Sale	488,251	-	-	-	-	616,009	-	-

Minority Shareholders	-29,100	-2,481	1072.9%	13,860	-309.9%	-6,070	-15,127	-59.9%
(+) Interest on own capital	-
Net Income (Loss)	908,827	33,632	2602.3%	-110,470	-922.7%	985, 805	-160,709	513.4%

FINANCIAL STATEMENTS TENDA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	214,897	195,795	9.8%	194,027	10.8%	817,460	1,069,110	-23.5%
Operating Costs	-167,327	-188,231	-11.1%	-185,018	-9.6%	-752,216	-938,666	-19.9%
Gross profit	47,570	7,563	529.0%	9,009	428.0%	65,245	130,444	-50.0%
Operating Expenses
Selling Expenses	-16,930	-18,878	-10.3%	-25,680	-34.1%	-77,556	-91,424	-15.2%
General and Administrative Expenses	-30,130	-25,047	20.3%	-31,674	-4.9%	-97,303	-113,336	-14.1%
Other Operating Revenues / Expenses	-9,197	-16,237	-43.4%	-17,992	-48.9%	-24,819	-47,798	-48.1%
Depreciation and Amortization	-3,281	-2,858	14.8%	-3,649	-10.1%	-11,526	-15,568	-26.0%
Equity pickup	8,752	7,920	10.5%	1,251	599.6%	31,254	35,115	-11.0%
Operating income	-3,216	-47,537	-93.2%	-68,735	-95.3%	-114,706	-102,567	11.8%

Financial Income	11,909	7,404	60.8%	9,756	22.1%	37,535	32,638	15.0%
Financial Expenses	-14,183	-13,774	3.0%	-9,415	50.6%	-41,347	-31,909	29.6%

Net Income Before Taxes on Income	-5,490	-53,907	-89.8%	-68,394	-92.0%	-118,518	-101,838	16.4%

Deferred Taxes	5,338	-2,673	-299.7%	2,330	129.1%	-1,134	-381	197.6%
Income Tax and Social Contribution	-2,314	-1,950	18.7%	5,852	-139.5%	-7,517	- 3,752	100.3%

Net Income After Taxes on Income	-2,446	-58,530	-95.8%	-60,212	-95.9%	-127,169	-105,971	20.0%

Profit from Operations Available for Sale	15,113	-	-	-	-	15,113	-	-

Minority Shareholders	190	2,425	-92.2%	1,519	-87.5%	6,305	17,631	-64.2%
							-
Net Income (Loss)	12,457	-60,954	-120.4%	-61,731	-120.2%	-118,361	-123,602	-4.2%

FINANCIAL STATEMENTS ALPHAVILLE SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	356,146	208,325	71.0%	280,325	27.0%	959,243	785,182	22.2%
Operating Costs	-195,387	-126,846	54.0%	-144,678	35.0%	-524,200	-377,071	39.0%
Gross profit	160,759	81,479	97.3%	135,647	18.5%	435,043	408,111	6.6%
Operating Expenses
Selling Expenses	-30,519	-15,591	95.7%	-27,594	10.6%	-74,728	- 65,381	14.3%
General and Administrative Expenses	-30,126	-14,634	105.9%	-21,286	41.5%	- 109,074	- 94,025	16.0%
Other Operating Revenues / Expenses	1,361	12,411	-89.0%	-	0.0%	15,383	-	0.0%
Depreciation and Amortization	-1,065	-748	42.4%	-640	66.4%	-3,436	- 2,262	51.9%
Equity pickup	-384 384	930	-141.3%	371	-203.5%	3,794	7,732	-50.9%
Operating income	100,026	63,847	56.7%	86,498	15.6%	266,982	254,175	5.0%

Financial Income	3,861	2,713	42.3%	2,818	37.0%	14,628	11,446	27.8%
Financial Expenses	-29,554	-8,930	231.0%	-18,254	61.9%	- 61,168	- 47,034	30.1%

Net Income Before Taxes on Income	74,333	57,630	29.0%	71,062	4.6%	220,442	218,587	0.8%

Deferred Taxes	3,228	-4,713	-168.5%	8,760	-63.2%	2,612	4,655	-43.9%
Income Tax and Social Contribution	-9,068	-5,924	53.1%	-8,676	4.5%	- 26,433	-19,072	38.6%

Net Income After Taxes on Income	68,493	46,993	45.8%	71,146	-3.7%	196,621	204,170	-3.7%

Profit from Operations Available for Sale	-	-	-	-42	-100.0%	-	-42	-100.0%

Minority Shareholders	5,226	3,894	34.2%	317	1548.6%	20,601	46,860	-56.0%

Net Income (Loss)	63,267	43,099	46.8%	70,787	-10.6%	176,020	157,268	11.9%

Note: The result of asset held for sale related to the acquisition of the 20% stake of Alphaville is presented in the Gafisa Segment

BALANCE SHEET GAFISA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	1.381.509	337.984	308,7%	473.540	191,7%
Receivables from clients	1.375.087	1.409.006	-2,4%	1.272.709	8,0%
Properties for sale	817.811	926.481	-11,7%	755.369	8,3%
Other accounts receivable	207.423	107.503	92,9%	207.034	0,2%
Deferred selling expenses	27.069	32.888	-17,7%	49.205	-45,0%
Prepaid expenses and other	54	68	-21,2%	455	-88,1%
Properties for sale	148.453	5.800	2459,5%	112.141	32,4%
Non current assets for sale	-	449.151	-100,0%	-	0,0%
Financial Instruments	1.106	2.830	-60,9%	5.088	-78,3%
	3.958.512	3.271.712	21,0%	2.875.541	37,7%
Long-term Assets	-
Receivables from clients	287.484	281.191	2,2%	354.058	-18,8%
Properties for sale	461.160	502.000	-8,1%	203.110	127,0%
Financial Instruments	-922	-157	488,0%	5.480	-116,8%
Other	210.247	220.514	-4,7%	198.099	6,1%
	957.969	1.003.549	-4,5%	760.747	25,9%
Intangible and Property and Equipment	61.966	71.111	-12,9%	60.723	2,0%
Investments	2.121.564	2.355.090	-9,9%	2.923.016	-27,4%

Total Assets	7.100.011	6.701.462	5,9%	6.620.027	7,3%

Current Liabilities
Loans and financing	470.453	515.449	-8,7%	382.541	23,0%
Debentures	354.271	228.417	55,1%	184.279	92,2%
Obligations for purchase of land and advances from clients	338.044	366.424	-7,7%	302.730	11,7%
Materials and service suppliers	62.972	74.331	-15,3%	58.011	8,6%
Taxes and contributions	146.962	81.916	79,4%	71.973	104,2%
Obligation for investors	112.886	115.304	-2,1%	116.886	-3,4%
Other	520.209	732.524	-29,0%	589.479	-11,8%
	2.005.797	2.114.366	-5,1%	1.705.899	17,6%
Long-term Liabilities
Loans and financings	938.697	943.276	-0,5%	910.867	3,1%
Debentures	657.386	826.411	-20,5%	989.620	-33,6%
Obligations for purchase of land	71.584	99.604	-28,1%	70.397	1,7%
Deferred taxes	47.022	67.424	-30,3%	69.385	-32,2%
Provision for contingencies	67.480	68.192	-1,0%	85.417	-21,0%
Obligation for investors	10.793	14.443	-25,3%	119.535	-91,0%
Other	87.658	74.981	16,9%	99.804	-12,2%
	1.880.620	2.094.330	-10,2%	2.345.025	-19,8%
Shareholders' Equity
Shareholders' Equity	3.190.723	2.469.276	29,2%	2.535.445	25,8%
Non controlling interests	22.871	23.490	-2,6%	33.658	-32,0%
	3.213.594	2.492.765	28,9%	2.569.103	25,1%
Liabilities and Shareholders' Equity	7.100.011	6.701.462	5,9%	6.620.027	7,3%

BALANCE SHEET TENDA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	642,654	443,621	44.9%	774,690	-17.0%
Receivables from clients	534,789	577,756	-7.4%	916,262	-41.6%
Properties for sale	482,280	679,425	-29.0%	810,512	-40.5%
Other accounts receivable	105,054	523,815	-79.9%	245,324	-57.2%
Deferred selling expenses	8,064	-	0.0%	11,799	-31.7%
Prepaid expenses and other	-	9,040	-100.0%	62	-100.0%
Properties for sale	107,782	116,368	-7.4%	125,360	-14.0%
Non current assets for sale	-	375,216	-100.0%	-	-
Financial Instruments	-	-	0.0%	-	-
	1,881,162	2,725,242	-31.0%	2,884,009	-34.8%
Long-term Assets
Receivables from clients	26,307	20,379	29.1%	88,999	-70.4%
Properties for sale	191,235	154,715	23.6%	26,593	619.1%
Financial Instruments	-	-	-	-	-
Other	79,751	82,955	-3.9%	75,297	10.3%
	297,293	258,048	15.2%	190,889	58.2%
Intangible and Property and Equipment	37,679	35,943	4.8%	33,686	11.9%
Investments	225,702	205,761	9.7%	192,488	17.3%

Total Assets	2,441,836	3,224,993	-24.3%	3,301,071	-26.0%

Current Liabilities
Loans and financing	119,934	110,158	8.9%	155,745	-23.0%
Debentures	209,561	195,795	7.0%	162,081	29.3%
Obligations for purchase of land and advances from clients	70,330	78,833	-10.8%	135,238	-48.0%
Materials and service suppliers	16,370	24,633	-33.5%	29,646	-44.8%
Taxes and contributions	69,662	77,701	-10.3%	95,617	-27.1%
Obligation for investors	-	-	0.0%	-	0.0%
Other	351,135	183,319	91.5%	133,959	161.2%
	836,992	670,440	24.8%	712,286	17.3%
Long-term Liabilities
Loans and financings	109,227	141,738	-22.9%	197,367	-44.7%
Debentures	200,000	548,709	-63.6%	399,923	-50.0%
Obligations for purchase of land	8,391	8,391	-	-	-
Deferred taxes	9,632	14,969	-35.7%	8,498	13.3%
Provision for contingencies	58,328	62,325	-6.4%	64,373	-9.4%
Obligation for investors	66,685	58,769	13.5%	42,915	55.4%
Other	452,263	834,901	-45.8%	713,076	-36.6%

Shareholders' Equity	1,127,970	1,683,593	-33.0%	1,841,829	-38.7%
Shareholders' Equity	24,611	36,059	-31.7%	34,880	-29.4%
Non controlling interests	1,152,581	1,719,652	-33.0%	1,876,709	-38.6%
Liabilities and Shareholders' Equity	2,441,836	3,224,993	-24.3%	3,301,071	-26.1%

BALANCE SHEET ALPHAVILLE SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	369,234	96,493	282.7%	319,524	15.6%
Receivables from clients	446,935	396,054	12.8%	304,040	47.0%
Properties for sale	358,003	321,273	11.4%	228,367	56.8%
Other accounts receivable	39,578	61,268	-35.4%	33,360	18.6%
Financial Instruments	1,257	1,306	-3.7%	4,136	-69.6%
	1,215,007	876,393	38.6%	889,427	36.6%
Long-term Assets
Receivables from clients	524,815	426,381	23.1%	377,717	38.9%
Properties for sale	50,774	55,398	-8.3%	44,330	14.5%
Financial Instruments	- 450	71	-736.3%	4,963	-109.1%
Other	9,905	11,919	-16.9%	6,468	53.1%
	585,044	493,768	18.5%	433,478	35.0%
Intangible and Property and Equipment	16,570	10,341	60.2%	10,400	59.3%
Investments	36,984	37,625	-1.7%	48,756	-24.1%

Total Assets	1,853,605	1,418,128	30.7%	1,382,061	34.1%

Current Liabilities
Loans and financing	79,634	71,174	11.9%	75,687	5.2%
Debentures	3,463	-	0.0%	-	0.0%
Obligations for purchase of land and advances from clients	130,367	58,885	121.4%	65,921	97.8%
Materials and service suppliers	60,962	52,326	17.0%	67,107	-9.6%
Taxes and contributions	51,353	60,394	-15.0%	54,988	-6.6%
Obligation for investors	216	44,529	-99.5%	44,487	-99.5%
Other	172,666	134,532	28.0%	157,843	9.0%
	498,661	421,840	18.3%	466,033	7.0%
Long-term Liabilities
Loans and financings	211,037	189,083	11.6%	182,327	15.7%
Debentures	500,000	-	0.0%	-	0.0%
Deferred taxes	5,327	8,555	-37.7%	7,939	-32.9%
Provision for contingencies	4,518	4,580	-1.4%	18,600	-75.7%
Obligation for investors	-	-	0.0%	43	-100.0%
Other	145,929	122,088	19.5%	155,138	-5.9%
	866,811	324,306	167.3%	364,047	138.1%

Shareholders' Equity	454,054	643,542	-29.0%	533,218	-14.8%
Non controlling interests	34,079	28,440	19.8%	18,763	81.6%
	488,133	671,982	-27.4%	551,981	-11.6%
Liabilities and Shareholders' Equity	1,853,605	1,418,128	30.7%	1,382,061	34.1%

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

 As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer